As filed with the Securities and Exchange Commission on August 15, 2006
Registration No. 333-131540

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BroadVision, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7371	94-3184303
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

585 Broadway
Redwood City, CA 94063
(650) 261-5100
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Pehong Chen
President and Chief Executive Officer
BroadVision, Inc.
585 Broadway
Redwood City, CA 94063
(650) 261-5100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Kenneth L. Guernsey
Virginia C. Edwards
Peter H. Werner
Cooley Godward llp
101 California St., Fifth Floor
San Francisco, California 94111
(415) 693-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering	Aggregate	Registration
Securities to be Registered	be Registered(1)	Price Per Share	Offering Price	Fee(2)
Common stock, par value $0.0001 per share	177,890,071 shares	$0.45	$80,050,531.95	$8,566(5)
Subscription Rights(3)	177,890,071 shares	N/A	N/A	$0(4)

(1)	Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered an indeterminate number of additional shares of common stock as may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Calculated in accordance with Rule 457(o) of the Securities Act of 1933.
(3)	Consisting of 28,553,695 rights, each of which evidences the right to subscribe for 5.87235 shares of BroadVision common stock.
(4)	No consideration will be received by BroadVision upon distribution of the subscription rights. No registration fee is required for the registration of subscription rights pursuant to Rule 457(g) of the Securities Act.

(5)	$8,074 paid with previous filing.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 15, 2006

PROSPECTUS

177,890,071 Shares

Common Stock

We are distributing to our stockholders, and certain holders of warrants exercisable for BroadVision common stock, at no charge, non-transferable subscription rights to purchase up to an aggregate of 177,890,071 shares of BroadVision common stock at a cash subscription price of $0.45 per share. Each stockholder and eligible warrantholder will receive one subscription right for each share of BroadVision common stock owned of record (or underlying eligible warrants held of record) on December 20, 2005. Each subscription right will entitle the holder to purchase 5.87235 shares of BroadVision common stock, rounded down in the aggregate to the nearest whole number. We refer to this as the “basic subscription privilege.” Each subscription right will carry with it an over-subscription privilege for shares that are not otherwise purchased through the exercise of the basic subscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m. Pacific Time on [     ], 2006, the expected expiration date of the rights offering. We, in our sole discretion, may extend the period for exercising the subscription rights. Subscription rights that are not exercised by the expiration date of the rights offering will expire and will have no value. As the subscription rights are irrevocable, you should carefully consider whether or not to exercise your subscription rights before the expiration date.

As there is no required minimum subscription, we cannot estimate what the net proceeds will be as a result of the rights offering. Actual net proceeds, if any, will be dependent on the number of subscription rights exercised.

Investing in BroadVision common stock involves risks. You should consider carefully the risk factors beginning on page 4 before deciding whether to exercise your subscription rights.

On March 8, 2006, BroadVision common stock ceased trading on the NASDAQ National Market and began trading only on the Pink Sheets® under the symbol “BVSN.” On [  ], 2006, the last reported sale price for BroadVision common stock was $[      ] per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006

References in this prospectus to “we,” “us” and “our” refer to BroadVision, Inc. and its subsidiaries. BroadVision^, BroadVision One-To-One^, iGuide^, Interleaf^ and Interleaf Xtreme^ are our U.S. registered trademarks. Our common law trademarks (designated by tm) in the United States and other countries include BroadVision Commerce, BroadVision Content, BroadVision Deployment, BroadVision eMarketing, BroadVision Multi-Touchpoint, BroadVision Portal, BroadVision Process, BroadVision QuickSilver, BroadVision Search, Energizing e-Business, Click-to-Create, BroadVision Command Center, BroadVision Publishing Center, BroadVision Instant Publisher, and any of the registered marks that are not registered in the particular country where the mark is being used. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

You should rely only on the information and representations provided in this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

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QUESTIONS & ANSWERS ABOUT THE RIGHTS OFFERING

What is the rights offering?

The rights offering is a distribution, at no charge, of non-transferable subscription rights on a pro rata basis to all of our stockholders and eligible warrantholders. We are distributing subscription rights for every share of BroadVision common stock held (or underlying eligible warrants held) on December 20, 2005, the record date. If all subscription rights are exercised, we will issue approximately 177,890,071 shares of BroadVision common stock in the rights offering, raising net proceeds of approximately $80.0 million after deducting estimated offering expenses payable by us.

What is the purpose of the rights offering?

On November 18, 2005, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, Dr. Pehong Chen, acquired through his wholly owned affiliate Honu Holdings LLC, a Delaware limited liability company (“Honu”), all of our outstanding senior subordinated convertible notes (the “Notes”). Including accrued interest, the Notes represented approximately $15.5 million in debt obligations as of December 20, 2005. In order to relieve BroadVision from the liquidity challenges presented by the Notes, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock at an effective price per share of $0.45, representing a 25% discount to the December 20, 2005 closing price of BroadVision common stock of $0.60 per share. We refer to this as the “Note Conversion.” On March 8, 2006, we cancelled the Notes and issued 34,500,000 new shares of common stock to Dr. Chen. Because of the highly dilutive nature of the Note Conversion, our primary purpose for the rights offering is to allow the holders of BroadVision common stock at the time of the Note Conversion an opportunity to further invest in BroadVision in order to maintain their proportionate interest in BroadVision common stock, at the same price per share as the conversion price afforded to Dr. Chen in the Note Conversion. 177,890,071 shares of BroadVision common stock equals the number of shares that would have to be acquired in the aggregate by our stockholders and eligible warrantholders in order for our stockholders and eligible warrantholders to maintain their proportionate interests in BroadVision after the Note Conversion. On March 8, 2006, Dr. Chen waived any right to participate in the rights offering. References herein to Dr. Chen include references to Honu.

For reference, the following table shows the percentage of outstanding BroadVision common stock represented by shares held by Dr. Chen and Honu following the rights offering, given various levels of participation in the rights offering by eligible participants:1

	% of subscription rights exercised by eligible participants:
	0%	25%	50%	100%

[ ] shares of BroadVision common stock held by Dr. Chen as of August , 2006 will represent	59%	36%	26%	17%

(1)	Based on shares of BroadVision common stock outstanding as of August , 2006.

If I am a stockholder, how does the Note Conversion affect my ownership interest in BroadVision?

The Note Conversion has had a highly dilutive effect on the persons who hold BroadVision common stock at the time of the Note Conversion. If you exercise your basic subscription privilege in full and all other eligible participants also exercise in full, your proportionate ownership interest in BroadVision immediately after the rights offering will be the same as it was immediately prior to the Note Conversion. If you exercise your basic subscription privilege in full and all other eligible participants do not all exercise in full, your proportionate ownership interest in BroadVision will be greater immediately following the rights offering than it was immediately prior to the Note Conversion. Your proportionate ownership interest will also be greater if you exercise and receive shares pursuant to the over-subscription privilege. If you do not exercise your subscription rights, you will lose any value inherent in such rights and your proportionate ownership interest in BroadVision immediately following the rights offering will be less than it was immediately prior to the Note Conversion.

To better understand the dilutive effect of the Note Conversion and how participation in this rights offering can counteract that dilutive effect, the following table shows the percentage of outstanding BroadVision common stock held by a stockholder that held 1% of all outstanding BroadVision common stock prior to the Note Conversion, given various levels of participation in the rights offering by the stockholder and all other eligible participants:1

	% of subscription rights exercised by other eligible participants:
	0%	25%	50%	100%

If 1% stockholder does not exercise subscription rights:	0.50%	0.31%	0.23%	0.15%
If 1% stockholder exercises subscription rights in full:	3.4%	2.1%	1.5%	1.0%

(1)	Based on shares of BroadVision common stock outstanding as of August , 2006.

What is a subscription right?

Each full subscription right entitles a stockholder or eligible warrantholder to purchase 5.87235 shares of BroadVision common stock, rounded down in the aggregate to the nearest whole number, at a subscription price of $0.45 per share and carries with it a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

The basic subscription privilege of the subscription rights entitles you to purchase 5.87235 shares of BroadVision common stock, rounded down in the aggregate to the nearest whole number, at the subscription price for every subscription right you hold.

What is the over-subscription privilege?

The over-subscription privilege included with the subscription rights entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of BroadVision common stock at the subscription price to the extent that other subscription rights holders do not exercise their subscription rights. If sufficient shares are available, we will honor all over-subscription requests in full. If over-subscription requests exceed the shares available, we will allocate the available shares pro rata among those who over-subscribed based on the number of shares subscribed for pursuant to the basic subscription privilege. “Pro rata” means in proportion to the number of shares of BroadVision common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges on your BroadVision common stock holdings.

When does the rights offering expire?

The rights offering expires at 5:00 p.m. Pacific Time on [          ], 2006. We may extend the expiration date in our sole discretion and for any reason. See “The Rights Offering — Expiration Date; amendments and termination.”

Am I required to subscribe in the rights offering?

No.

What happens if I choose not to exercise my subscription rights?

You will retain your current number of shares of BroadVision common stock even if you do not exercise your subscription rights. If you choose not to exercise your subscription rights and other stockholders exercise any of their subscription rights, then the percentage of BroadVision common stock that you own will decrease.

May I sell or transfer my subscription rights if I do not want to purchase any shares?

No. The subscription rights are not transferable. Only you may exercise the subscription rights that are distributed to you.

How do I exercise my subscription rights if my shares are held in the name of my broker, custodian bank or other nominee?

If you hold your shares in a brokerage account, custodian bank or by another nominee, you will not receive a subscription rights certificate. We will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this offering.

How do I exercise my subscription rights if my shares are held in my name?

If you hold shares directly, you will receive a subscription rights certificate. You may exercise your subscription rights by completing and signing the purchase form that appears on the back of each subscription rights certificate. You must then send the completed and signed form, along with payment in full of the subscription price for all shares of BroadVision common stock to be purchased through the basic subscription privilege and, if exercised, the over-subscription privilege, to Computershare, the subscription agent.

The subscription agent must receive these documents and the subscription payment no later than the time and date the rights offering expires.

You may also exercise your subscription rights by following the procedures for guaranteed delivery described under “The Rights Offering — Guaranteed Delivery Procedures” beginning on page 23. In this case, you must deliver the Notice of Guaranteed Delivery and subscription payment to the subscription agent by the time and date the rights offering expires. You must also deliver the properly completed subscription rights certificate to the subscription agent no later than three business days following the time and date the rights offering expires.

We have provided more detailed instructions on how to exercise your subscription rights under “The Rights Offering — Exercise of Subscription Rights” beginning on page 19 and with the subscription rights certificate accompanying this prospectus.

What should I do if I want to participate in the rights offering and I am a stockholder in a foreign country or in the armed services?

The subscription agent will mail subscription certificates to you if you are a rights holder whose address is outside the United States or if you have an army post office or a fleet post office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 5:00 p.m. Pacific Time on [          ], 2006, and take all other steps that are necessary to exercise your subscription rights, on or prior to that time. If you do not follow these procedures prior to the expiration of the rights offering, your subscription rights will expire.

If I exercise my subscription rights in the rights offering, may I cancel or change my decision?

No. All exercises of subscription rights are irrevocable.

Will I be charged a sales commission or a fee if I exercise my subscription rights?

We will not charge a brokerage commission or a fee to subscription rights holders for exercising their rights. However, if you exercise your subscription rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

If I am a current BroadVision stockholder, what are the United States federal income tax consequences of exercising my subscription rights?

A holder of BroadVision common stock generally should not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. We urge you to consult your own tax advisor with respect to the particular tax consequences of the rights offering or the related share issuance to you. See “Certain United States Federal Income Tax Consequences” beginning on page 25.

Are there risks involved in exercising my subscription rights?

Yes. A purchase of BroadVision common stock involves a high degree of risk. You should read and carefully consider the information set forth under “Risk Factors” beginning on page 4 and the information contained elsewhere in this prospectus. You should decide whether to subscribe for BroadVision common stock based upon your own assessment of your best interests.

What is the recommendation of BroadVision’s board of directors regarding the rights offering?

BroadVision’s board of directors makes no recommendation as to whether or not you should subscribe for BroadVision common stock.

Whom should I contact with questions?

If you have questions or need assistance, please contact Kent Liu, our Vice President of Finance, at:

BroadVision, Inc.
585 Broadway
Redwood City, CA 94063
(650) 261-5100

For further assistance on how to subscribe for shares, you may also contact the subscription agent for the rights offering by telephone at:

Computershare Trust Company, Inc.
(800) 962-4284 x4732

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes referred to elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

BROADVISION, INC.

Our Business

We develop, market and support a suite of personalized self-service web applications that enable organizations to unify their e-business infrastructure and conduct both interactions and transactions with employees, partners and customers. Our integrated suite of process, commerce, portal and content solutions helps organizations rapidly increase revenues and reduce costs. As of December 31, 2005, we had licensed our products to more than 1,000 customers.

Corporate Information

We were incorporated in Delaware in May 1993 and have been a publicly traded corporation since 1996. From 2001 to December 31, 2005, our annual revenue has declined and we have incurred significant losses and had negative cash flows from operations. As of December 31, 2005, we had negative working capital and an accumulated deficit of approximately $1.2 billion. The majority of these accumulated losses to date have resulted from non-cash charges associated with our 2000 acquisition of Interleaf, Inc. and restructuring charges related to excess real estate. During 2004, we entered into a series of termination agreements to buy out of nearly all of our excess lease obligations. In November 2004, we issued $16 million in aggregate principal amount of senior subordinated secured convertible notes (the “Notes”). In November 2005, Dr. Pehong Chen, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, acquired all Notes then outstanding and agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock at an effective price per share of $0.45. On March 8, 2006, we cancelled the Notes and issued to Dr. Chen 34,500,000 shares of BroadVision common stock.

Our principal executive offices are located at 585 Broadway, Redwood City, California 94063. Our telephone number is (650) 261-5100. Our website address is www.broadvision.com. The information on, or that can be accessed through, our website is not part of this prospectus.

RIGHTS OFFERING SUMMARY

Rights Granted	We have granted to each record holder of BroadVision common stock, and certain holders of warrants exercisable for BroadVision common stock, on the record date “subscription rights,” consisting of a basic subscription privilege and an over-subscription privilege for each share of BroadVision common stock held by such record holder (or underlying warrants held on the record date). Each basic subscription privilege will entitle the stockholder or warrantholder to subscribe for and purchase 5.87235 shares of BroadVision common stock, rounded down in the aggregate to the nearest whole number, at a subscription price of $0.45 per share.

To exercise your rights, you must deliver either a properly completed subscription rights certificate or a Notice of Guaranteed Delivery to the subscription agent along with payment of the applicable subscription price in immediately available funds before 5:00 p.m. Pacific Time on [ ], 2006.

Securities Offered	We are offering shares of BroadVision common stock, the rights of which are described below and in greater detail under the caption “Description of Capital Stock,” beginning on page 85.

Exercise some or all of your rights	You may exercise some or all of your rights, or you may choose not to exercise any of your rights.

Record date	December 20, 2005

Expiration date and time	The rights expire at 5:00 p.m. Pacific Time on [ ], 2006, unless we extend the rights offering. Rights not exercised by the expiration date will be null and void.

Subscription agent	Computershare Trust Company, Inc. By Mail: P. O. Box 1596 Denver, Colorado 80201

By Hand: 350 Indiana Street, Suite 800 Golden, Colorado 80401 (800) 962-4284 x4732

Reasons for the rights offering	Dr. Chen agreed to cancel all amounts owed under the Notes, which represented approximately $15.5 million in debt obligations as of December 20, 2005, in exchange for shares of BroadVision common stock at an effective price per share of $0.45. On March 8, 2006, we cancelled the Notes and issued 34,500,000 shares of BroadVision common stock. We refer to this transaction as the “Note Conversion.” We are providing the subscription rights in connection with the Note Conversion to allow our stockholders to maintain the proportionate ownership interest they held in BroadVision immediately prior to the Note Conversion.

Use of proceeds	The net proceeds from the rights offering, if any, will be used for general working capital purposes.

No board recommendation	Our board of directors makes no recommendation to BroadVision stockholders regarding the exercise of rights under this offering. Stockholders and eligible warrantholders who exercise subscription rights risk the complete loss of their investment. We refer you to the section entitled “Risk Factors” beginning on page 4.

Non-transferability of rights	The rights are not transferable and may be exercised only by the stockholder or warrantholder of record on the record date.

No revocation	If you exercise any rights, you are not allowed to revoke or change your exercise or request a refund of monies paid.

U.S. federal income tax consequences	For U.S. federal income tax purposes, a stockholder may recognize taxable income upon the receipt of rights. See “Certain United States Federal Income Tax Consequences” beginning on page 25. We urge you to consult your own tax adviser concerning the tax consequences of this rights offering as result of your tax situation.

Withdrawal, amendment and extension	We may withdraw, amend or extend the rights offering at any time prior to the expiration date. If we withdraw the rights offering, we will return all funds received in the rights offering, without interest, to those persons who exercised their rights and subscribed for shares in the rights offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes and the sections of this prospectus entitled, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data as of and for the years ended December 31, 2003, 2004 and 2005, including certain information for 2004 that has been restated, is derived from our audited consolidated financial statements that are contained in our Annual Report on Form 10-K for the year ended December 31, 2005 that is incorporated herein by reference. The summary consolidated financial data for the three months ended March 31, 2005, including certain information that has been restated, and as of and for the three months ended March 31, 2006 are derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 that is incorporated herein by reference. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2006 should not be considered indicative of results expected for the full fiscal year ended December 31, 2006.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
		(restated)		(restated)
	(In thousands, except per share amounts)
				(Unaudited)

Consolidated Statement of Operations Data:
Total revenues	$88,081	$78,004	$60,121	$16,367	$12,624
Operating income (loss)	(37,931)	20,366	(35,013)	(1,485)	1,264
Net income (loss)	$(35,471)	$18,566	$(38,966)	$7,413	881
Net income (loss) per share:
Basic earnings (loss) per share	$(1.08)	$0.55	$(1.14)	$0.22	0.02
Diluted earnings (loss) per share	$(1.08)	$0.54	$(1.14)	$0.19	0.02
Shares used in computation — basic earnings (loss) per share	32,800	33,539	34,228	33,971	42,958
Shares used in computation — diluted earnings (loss) per share	32,800	34,321	34,228	39,968	43,068

	As of December 31,			As of March 31,
	2003	2004	2005	2006
	(restated)			(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$78,776	$41,851	$4,849	10,644
Working capital (deficit)	748	(20,273)	(35,872)	(13,214)
Total assets	195,082	144,653	49,942	55,840
Debt and capital leases, less current portion	969	4,227	—	—
Accumulated deficit	(1,204,675)	(1,186,109)	(1,225,075)	(1,224,194)
Total stockholders’ equity (deficit)	7,950	28,341	(9,723)	12,073

RISK FACTORS

You should carefully consider the following factors, together with the other information contained in this prospectus, before exercising subscription rights or purchasing the BroadVision common stock we are offering. An investment in BroadVision common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment.

Risks Relating to the Rights Offering

As a holder of BroadVision common stock, you may suffer significant dilution of your percentage ownership of BroadVision common stock and our Chairman, Chief Executive Officer, President and largest stockholder may hold a controlling interest in the outstanding BroadVision common stock.

The Note Conversion has had a highly dilutive effect on the holders of BroadVision common stock. If you do not fully exercise your subscription rights and other eligible participants exercise their subscription rights to a greater extent that you do, your proportionate voting and ownership interest will be further reduced and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be diluted. For example, if you owned 1% of our outstanding common stock (approximately 344,000 shares) on the record date, the new shares issued in the Note Conversion reduced your ownership percentage to approximately 0.5% of the shares outstanding immediately after the Note Conversion. If you exercise none of your subscription rights while all other subscription rights are exercised, then your percentage ownership will be further reduced to approximately 0.15%. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you participate in the rights offering. Assuming no eligible participant exercises its subscription rights, Dr. Chen’s percentage ownership in BroadVision common stock will remain at approximately 59%. As the holder of a majority of the outstanding BroadVision common stock, Dr. Chen would continue to be able to exercise significant control over the Company and would continue to be able to determine the outcome of matters given to the Company’s stockholders for their approval.

The subscription price per share is not an indication of our value, and you may not be able to sell shares purchased upon the exercise of your subscription rights at a price equal to or greater than the subscription price.

The subscription price per share does not necessarily bear any relationship to the value of our assets, operations, cash flows, earnings, financial condition or any other established criteria for value. As a result, you should not consider the subscription price as an indication of the current value of our company or BroadVision common stock. We cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price.

The rights offering may cause the price of BroadVision common stock to decrease immediately, and this decrease may continue.

The subscription price per share of $0.45 equaled approximately 75% of the closing price of BroadVision common stock on the NASDAQ National Market on December 20, 2005 (on March 8, 2006, BroadVision common stock, ceased trading on the NASDAQ National Market and began trading on the Pink Sheets® under the symbol “BVSN”). This discount, along with the number of shares we propose to issue and ultimately will issue if the rights offering is completed, may result in an immediate decrease in the market value of BroadVision common stock. This decrease may continue after the completion of the rights offering. On [  ], 2006, the closing price of BroadVision common stock was $0.[  ] per share.

If you exercise your subscription rights, you may not revoke the exercise of your subscription rights even if there is a decline in BroadVision common stock prior to the expiration date of the subscription period, and you may be unable to sell any shares you purchase at a profit.

The public trading market price of BroadVision common stock may decline after you elect to exercise your subscription rights. If that occurs, you may have committed to buy shares of common stock at a price above the prevailing market price and you may not revoke or change your exercise rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price.

Your ability to sell shares of BroadVision common stock purchased in the rights offering may be delayed by the time required to deliver the stock certificates.

Until shares are delivered upon expiration of the rights offering, you may not be able to sell the shares of BroadVision common stock that you purchase in the rights offering. Certificates representing shares of BroadVision common stock purchased will be delivered as soon as practicable after expiration of the rights offering.

You may not revoke the exercise of your subscription rights even if we decide to extend the expiration date of the subscription period.

We may, in our sole discretion, extend the expiration date of the subscription period. During any potential extension of time, BroadVision common stock price may decline below the subscription price and result in a loss on your investment upon the exercise of rights to acquire shares of BroadVision common stock. If the expiration date is extended after you send in your subscription forms and payment, you still may not revoke or change your exercise of rights.

You will not receive interest on subscription funds returned to you.

If we cancel the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise your subscription rights and acquire additional shares of BroadVision common stock to realize any value.

Because we may terminate the offering, your participation in the offering is not assured.

Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, without interest.

If you do not act promptly and follow subscription instructions, your subscription rights may be rejected.

Stockholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m. Pacific Time on          , 2006, the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Risks related to our business

We have a history of losses and our future profitability on a quarterly or annual basis is uncertain, which could have a harmful effect on our business and the value of BroadVision common stock.

Since 2000 through December 31, 2005, we have incurred substantial net operating losses and have not achieved positive cash flows from operations. For the year ended December 31, 2005 we had a net loss of $39.0 million. As of December 31, 2005, we had an accumulated deficit of approximately $1.2 billion.

Given our planned operating and capital expenditures, for the foreseeable future we expect our results of operations to fluctuate, and during this period we may incur losses and/or negative cash flows. If our revenue does not increase or if we fail to maintain our expenses at an amount less than our projected revenue, we will not be able to achieve or sustain operating profitability on a consistent basis, if at all. We are continuing efforts to reduce and control our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow and profitability. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, including unplanned uses of cash, the inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to effectively reduce our costs and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate our business.

Our failure to operate profitably or control negative cash flows on a quarterly or annual basis could harm our business and the value of BroadVision common stock. If the negative cash flow continues, our liquidity and ability to operate our business would be severely and adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our operational losses and negative cash flows, reducing our operating flexibility.

We face liquidity challenges and may need additional near-term financing.

We face liquidity challenges. We currently expect to be able to fund our working capital requirements from our existing cash and cash equivalents and our anticipated cash flows from operations and subleases. However, we could experience unforeseen circumstances, such as an economic downturn, difficulties in retaining customers and/or key employees due to going concern issues, or other factors that could increase our use of available cash and require us to seek additional financing. We may find it necessary to obtain additional equity or debt financing due to the factors listed above or in order to support a more rapid expansion, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. Our Chairman, Chief Executive Officer and largest stockholder has committed to provide, upon our request at any time through December 31, 2006, up to $5 million of working capital support through cash, debt guarantees or a combination thereof on mutually satisfactory terms. However, we currently do not have any bank loan agreement or other similar financing arrangement in place that would entitle us to borrow additional funds, and there can be no assurance that we will be able to generate sufficient cash from ongoing operations, the pending rights offering or from any other source in order to fund our future working capital requirements.

In addition to this offering, we may seek to raise additional funds through private or public sales of securities, strategic relationships, bank debt, financing under leasing arrangements or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or any equity securities we sell may have rights, preferences or privileges senior to those of the holders of our common stock. We expect that obtaining additional financing on acceptable terms would be difficult, at best. If adequate funds are not available or are not available on acceptable terms, we may be unable to pay our debts as they become due, develop our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and future operating results.

Our management identified a material weakness in the effectiveness of our internal control over financial reporting as of December 31, 2005 and we cannot assure you that additional material weaknesses will not be discovered in the future.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005, and this assessment identified one material weakness. Further, we restated our operating results for the year ended December 31, 2004, due to the subsequent determination that an embedded derivative existed in our convertible notes that should have been separately accounted for as a liability.

As of December 31, 2005, we did not have a sufficient number of experienced personnel in our accounting and finance organization to facilitate an efficient financial statement close process and permit the preparation of our financial statements in accordance with generally accepted accounting principles. For example, there were a significant number of adjustments to our financial statements during the course of the 2005 audit, at least one of which was individually material and required us to make the restatement described above. Our personnel also lacked certain required skills and competencies to oversee the accounting operations and perform certain important control functions, such as the review, periodic inspection and investigation of transactions of our foreign locations. We consider this to be a deficiency that is also a material weakness in the operation of entity-level controls. If we are not successful in remedying the deficiencies that caused this material weakness, there is more than a remote likelihood that our quarterly or annual financial statements could be materially misstated, which could require a restatement.

As our future staffing is dependent upon filling open positions and retaining existing employees, we are currently unable to determine when this material weakness will be fully remediated. In June 2006 William Meyer resigned as our Chief Financial Officer, a position Mr. Meyer had held since April 2003. Mr. Meyer’s departure compounds our staffing needs and will increase the time it will take to fully remediate this material weakness. The market for skilled accounting personnel is competitive and we may have difficulty in retaining our staff due to (1) our efforts to restructure our operations by reducing our workforce and other cost containment activities and (2) the uncertainty created by the recent execution and subsequent termination of our merger agreement with an affiliate of Vector Capital Corporation. Our inability to staff the department with competent personnel with sufficient training may affect our internal controls over financial reporting to the extent that we may not be able to prevent or detect material misstatements. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our business currently depends on revenue related to our BroadVision Self-Service Suite, and if the market does not increasingly accept this product and related products and services, our revenue may continue to decline.

We generate our revenue from licenses of the BroadVision Self-Service Suite, including process, commerce, portal and content management and related products and services. We expect that these products, and future upgraded versions, will continue to account for a large portion of our revenue in the foreseeable future. Our future financial performance will depend on increasing acceptance of our current product and on the successful development, introduction and customer acceptance of new and enhanced versions of our products. If new and future versions and updates of our products and services do not gain market acceptance when released commercially, or if we fail to deliver the product enhancements and complementary third party products that customers want, demand for our products and services, and our revenue, may decline.

If we are unable to keep pace with the rapid technological changes in online commerce and communication, our products and services may fail to be competitive.

Our products and services may fail to be competitive if we do not maintain or exceed the pace of technological developments in Internet commerce and communication. Failure to be competitive could cause our revenue to decline. The information services, software and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards and practices. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete. Our future success will depend, in part, on our ability to:

•	develop leading technologies;

•	enhance our existing products and services;

•	develop new products and services that address the increasingly sophisticated and varied needs of our prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

Our sales and product implementation cycles are lengthy and subject to delay, which make it difficult to predict our quarterly results.

Our sales and product implementation cycles generally span months. Delays in customer orders or product implementations, which are difficult to predict, can affect the timing of revenue recognition and adversely affect our quarterly operating results. Licensing our products is often an enterprise-wide decision by prospective customers. The importance of this decision requires that we engage in a lengthy sales cycle with prospective customers. A successful sales cycle may last up to nine months or longer. Our sales cycle is also affected by a number of other factors, some of which we have little or no control over, including the volatility of the overall software market, the business condition and purchasing cycle of each prospective customer, and the performance of our technology partners, systems integrators and resellers. The implementation of our products can also be time and resource intensive, and subject to unexpected delays. Delays in either product sales or implementations could cause our operating results to vary significantly from quarter to quarter.

Because our quarterly operating results are volatile and difficult to predict, our quarterly operating results in one or future periods are likely to fluctuate significantly, which could cause our stock price to decline if we fail to meet the expectations of securities analysts or investors.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. For example, in the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, our revenues declined 22%, 23% and 18%, respectively, as compared to the previous fiscal year quarters. In the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004, our revenues declined 8%, 7% and 15%, respectively, as compared to the same quarterly periods in the prior fiscal year. If our revenues, operating results, earnings or future projections are below the levels expected of securities analysts or investors, our stock price is likely to decline.

We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, some of which are outside of our control, including:

•	introduction of products and services and enhancements by us and our competitors;

•	competitive factors that affect our pricing;

•	market acceptance of new products;

•	the mix of products sold by us;

•	changes in our pricing policies or our competitors;

•	changes in our sales incentive plans;

•	the budgeting cycles of our customers;

•	customer order deferrals in anticipation of new products or enhancements by us or our competitors or because of macro-economic conditions;

•	nonrenewal of our maintenance agreements, which generally automatically renew for one-year terms unless earlier terminated by either party upon 90-days notice;

•	product life cycles;

•	changes in strategy;

•	seasonal trends;

•	the mix of distribution channels through which our products are sold;

•	the mix of international and domestic sales;

•	the rate at which new sales people become productive;

•	changes in the level of operating expenses to support projected growth;

•	increase in the amount of third party products and services that we use in our products or resell with royalties attached;

•	fluctuations in the recorded value of outstanding common stock warrants that will be based upon changes to the underlying market value of BroadVision common stock;

•	the timing of receipt and fulfillment of significant orders; and

•	costs associated with litigation, regulatory compliance and other corporate events such as operational reorganizations.

As a result of these factors, we believe that quarter-to-quarter comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons are not accurate indicators of future performance. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. If we are unable to adjust spending in a timely manner to compensate for any revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on our operating results. If our operating results in one or more future quarters fail to meet the expectations of securities analysts or investors, we would expect to experience an immediate and significant decline in the trading price of our stock.

Because a significant portion of our sales activity occurs at the end of each fiscal quarter, delays in a relatively small number of license transactions could adversely affect our quarterly operating results.

A significant proportion, generally over 40%, of our sales are concentrated in the last month of each fiscal quarter. Gross margins are high for our license transactions. Customers and prospective customers may use these conditions in an attempt to obtain more favorable terms. While we endeavor to avoid making concessions that could result in lower margins, the negotiations often result in delays in closing license transactions. Small delays in a relatively small number of license transactions could have a significant impact on our reported operating results for that quarter.

We have substantially modified our business and operations and will need to manage and support these changes effectively in order for our business plan to succeed.

We substantially expanded then contracted our business and operations since our inception in 1993. We grew from 652 employees at the end of 1999 to 2,412 employees at the end of 2000 and then reduced our numbers to 1,102 at the end of 2001, 449 at the end of 2002, 367 at the end of 2003 and 337 at the end of 2004. On June 29, 2005, our Board of Directors approved a business restructuring plan, which included a reduction in headcount by an additional 63 employees. On December 31, 2005, we had 181 employees. As a consequence of our employee base growing and then contracting so rapidly, we entered into significant contracts for facilities space for which we ultimately determined we did not have a future use. We announced during the third and fourth quarters of 2004 that we had agreed with the landlords of various facilities to renegotiate future lease commitments, extinguishing a total of approximately $155 million of future obligations. The management of the expansion and later reduction of our operations has taken a considerable amount of our management’s attention during the past several years. As we manage our business to introduce and support new products, we will need to continue to monitor our workforce and make appropriate changes as necessary. If we are unable to support past and implement future changes effectively, we may have to divert additional resources away from executing our business plan and toward internal administration. If our expenses significantly outpace our revenues, we may have to make additional changes to our management systems and our business plan may not succeed.

Modifications to our business and operations may not result in a reduced cost structure as anticipated and may otherwise adversely impact our productivity.

Since 2000, we have substantially modified our business and operations in order to reduce our cost structure. These modifications included closing facilities, reducing liability for idle lease space and reducing our employee headcount, while maintaining sales efforts and providing continuing customer support by reallocating the workload among continuing employees. We may not realize anticipated reductions in our cost structure, which will delay or prevent us from achieving sustained profitability. In addition, these modifications may result in lower revenues as a result of the decreased headcount in our sales and marketing and professional services groups, or other adverse impacts on productivity that we did not anticipate.

We are dependent on direct sales personnel and third-party distribution channels to achieve revenue growth.

To date, we have sold our products primarily through our direct sales force. Our ability to achieve significant revenue growth in the future largely will depend on our success in recruiting, training and retaining sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and systems integrators. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires as well as employees of our distributors, resellers and systems integrators require training and take time to achieve full productivity. Our recent hires may not become as productive as necessary, and we may be unable to hire and retain sufficient numbers of qualified individuals in the future. We have entered into strategic alliance agreements with partners, under which partners have agreed to resell and support our current BroadVision product suite. These contracts are generally terminable by either party upon 30 days’ notice of an uncured material breach or for convenience upon 90 days’ notice prior to the end of any annual term. Termination of any of these alliances could harm our expected revenues. We may be unable to expand our other distribution channels, and any expansion may not result in revenue increases. If we fail to maintain and expand our direct sales force or other distribution channels, our revenues may not grow or they may decline.

Failure to maintain relationships with third-party systems integrators could harm our ability to achieve our business plan.

Our relationships with third-party systems integrators who deploy our products have been a key factor in our overall business strategy, particularly because many of our current and prospective customers rely on integrators to develop, deploy and manage their online marketplaces. Our efforts to manage our relationships with systems integrators may not succeed, which could harm our ability to achieve our business plan due to a variety of factors, including:

•	Systems integrators may not view their relationships with us as valuable to their own businesses. The related arrangements typically may be terminated by either party with limited notice and in some cases are not covered by a formal agreement.

•	Under our business model, we often rely on our system integrators’ employees to perform implementations. If we fail to work together effectively, or if these parties perform poorly, our reputation may be harmed and deployment of our products may be delayed or inadequate.

•	Systems integrators may attempt to market their own products and services rather than ours.

•	Our competitors may have stronger relationships with our systems integrators than us and, as a result, these integrators may recommend a competitor’s products and services over ours.

•	If we lose our relationships with our systems integrators, we will not have the personnel necessary to deploy our products effectively, and we will need to commit significant additional sales and marketing resources in an effort to reach the markets and customers served by these parties.

We may be unable to manage or grow our international operations, which could impair our overall growth.

We derive a significant portion of our revenue from our operations outside North America. In the twelve months ended December 31, 2005, approximately 43% of our revenues were derived from international sales. If we are unable to manage or grow our existing international operations, we may not generate sufficient revenue required to establish and maintain these operations, which could slow our overall growth and impair our operating margins.

As we rely heavily on our operations outside of North America, we are subject to significant risks of doing business internationally, including:

•	unexpected changes in regulatory requirements;

•	export controls relating to encryption technology and other export restrictions;

•	tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	reduced protection for intellectual property rights in some countries;

•	cultural barriers;

•	seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

•	potentially adverse tax consequences.

Management of international operations presents special challenges, particularly at our reduced staffing levels. For example, in December 2005, an inappropriate transfer of approximately $60,000 was made from our bank account in Japan to a consulting services provider affiliated with two officers of our Japan subsidiary without the approvals required under our internal control policies. Although this transfer was later detected, the funds were recaptured and the services of the Japan subsidiary officers involved were terminated, we face the risk that other similar misappropriations of assets may occur in the future.

In additional our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support, hire additional personnel, customize products for local markets and develop relationships with international service providers, distributors and system integrators. Even if we are able to successfully expand our international operations, we may not succeed in maintaining or expanding international market demand for our products.

Current and potential competitors could make it difficult for us to acquire and retain customers now and in the future.

The market for our products is intensely competitive. We expect competition in this market to persist and increase in the future. If we fail to compete successfully with current or future competitors, we may be unable to attract and retain customers. Increased competition could also result in price reductions for our products and lower profit margins and reduced market share, any of which could harm our business, results of operations and financial condition.

Many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products and a larger installed customer base, any of which could provide them with a significant competitive advantage. In addition, new competitors, or alliances among existing and future competitors, may emerge and rapidly gain significant market share. Some of our competitors, particularly established software vendors, may also be able to provide customers with products and services comparable to ours at lower or at aggressively reduced prices in an effort to increase market share or as part of a broader software package they are selling to a customer. We may be unable to match competitors’ prices or price reductions, and we may fail to win customers that choose to purchase an information technology solution as part of a broader software and services package. As a result, we may be unable to compete successfully with current or new competitors.

Our success and competitive position will depend on our ability to protect our proprietary technology.

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S. patent, issued in January 1998, on elements of the BroadVision platform, which covers electronic commerce operations common in today’s web business. We also hold a U.S. patent, issued in November 1996, acquired as part of the Interleaf acquisition on the elements of the extensible electronic document processing system for creating new classes of active documents. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims may be made for indemnification resulting from allegations of infringement. Intellectual property infringement claims may be asserted against us as a result of the use by third parties of our products. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could harm our business.

We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered “BroadVision,” “iGuide,” “BroadVision Self-Service Suite,” “BroadVision Process,” “BroadVision Commerce,” “Broadvision Portal,” “BroadVision Content” and “Interleaf” as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

A breach of the encryption technology that we use could expose us to liability and harm our reputation, causing a loss of customers.

If any breach of the security technology embedded in our products were to occur, we would be exposed to liability and our reputation could be harmed, which could cause us to lose customers. A significant barrier to online commerce and communication is the secure exchange of valuable and confidential information over public networks. We rely on encryption and authentication technology, including Open SSL and public key cryptography technology featuring the major encryption algorithms RC2 and MDS, to provide the security and authentication necessary to effect the secure exchange of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could cause a breach of the RSA or other algorithms that we use to protect customer transaction data.

The loss or malfunction of technology licensed from third parties could delay the introduction of our products and services.

We rely in part on technology that we license from third parties, including relational database management systems from Oracle and Sybase, Informix object request broker software from IONA Technologies PLC, and database access technology from Rogue Wave Software. The loss or malfunction of any of these technology licenses could harm our business. We integrate or sublicense this technology with internally developed software to perform key functions. For example, our products and services incorporate data encryption and authentication technology licensed from Open SSL. Third-party technology licenses might not continue to be available to us on commercially reasonable terms, or at all. Moreover, the licensed technology may contain defects that we cannot control. Problems with our technology licenses could cause delays in introducing our products or services until equivalent technology, if available, is identified, licensed and integrated. Delays in introducing our products and services could adversely affect our results of operations.

Our executive officers, key employees and highly skilled technical and managerial personnel are critical to our business, and they may not remain with us in the future.

Our performance substantially depends on the performance of our executive officers and key employees. We also rely on our ability to retain and motivate qualified personnel, especially our management and highly skilled development teams. The loss of the services of any of our executive officers or key employees, particularly our founder and Chief Executive Officer, Dr. Pehong Chen, could cause us to incur increased operating expenses and divert senior management resources in searching for replacements. The loss of their services also could harm our reputation if our customers were to become concerned about our future operations. We do not carry “key person” life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the Internet industry. We have in the past experienced, and may continue to experience, difficulty in hiring and retaining sufficient numbers of highly skilled employees. The significant downturn in our business environment has had and may continue to have a negative impact on our operations and, together with the uncertainty created by the recent execution and subsequent termination of our merger agreement with an affiliate of Vector Capital Corporation. We have restructured our operations by reducing our workforce and implementing other cost containment activities. These actions could lead to disruptions in our business, reduced employee morale and productivity, increased attrition, and problems with retaining existing and recruiting future employees.

Limitations on the online collection of profile information could impair the effectiveness of our products.

Online users’ resistance to providing personal data, and laws and regulations prohibiting use of personal data gathered online without express consent or requiring businesses to notify their web site visitors of the possible dissemination of their personal data, could limit the effectiveness of our products. This in turn could adversely affect our sales and results of operations.

One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in determining the nature of the content to be provided to these online users. Typically, profile information is captured when consumers, business customers and employees visit a web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles can be augmented over time through the subsequent collection of usage data. Although our products are designed to enable the development of applications that permit web site visitors to prevent the distribution of any of their personal data beyond that specific web site, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. The mere perception by prospective customers that substantial security and privacy concerns exist among online users, whether or not valid, may indirectly inhibit market acceptance of our products.

In addition, new laws and regulations could heighten privacy concerns by requiring businesses to notify web site users that the data captured from them while online may be used by marketing entities to direct product messages to them. We are subject to increasing regulation at the federal and state levels relating to online privacy and the use of personal user information. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition, the U.S. Federal Trade Commission, or FTC, has urged Congress to adopt legislation regarding the collection and use of personal identifying information obtained from individuals when accessing web sites. The FTC has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regarding the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our customers’ ability to collect demographic and personal information from users, which could impair the effectiveness of our products.

We may not have adequate back-up systems, and natural or manmade disasters could damage our operations, reduce our revenue and lead to a loss of customers.

We do not have fully redundant systems for service at an alternate site. A disaster could severely harm our business because our service could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems at our facility in Redwood City, California, which reside on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, acts of terrorism, telecommunications failures and similar events. In addition, our facilities in California could be subject to electrical blackouts if California faces another power shortage similar to that of 2001. Although we do have a backup generator that would maintain critical operations, this generator could fail. We also have significantly reduced our workforce in a short period of time, which has placed different requirements on our systems and has caused us to lose personnel knowledgeable about our systems, both of which could make it more difficult to quickly resolve system disruptions. Disruptions in our internal business operations could harm our business by resulting in delays, disruption of our customers’ business, loss of data, and loss of customer confidence.

Risks related to BroadVision common stock

BroadVision common stock was delisted from the NASDAQ National Market, which may result in a suppressed common stock trading price, reduced liquidity for our stockholders and confusion among investors.

BroadVision common stock was delisted from the NASDAQ National Market on March 8, 2006. Unless and until BroadVision common stock is relisted on NASDAQ, BroadVision common stock is expected to be quoted only on the Pink Sheets, and possibly on the Over-The-Counter market. The quotation of BroadVision common stock on the Pink Sheets may reduce the price of BroadVision common stock and the level of liquidity available to our stockholders. In addition, the quotation of BroadVision common stock on the Pink Sheets may materially and adversely affect our access to the capital markets, and any limitation on liquidity or reduction in the price of BroadVision common stock could materially and adversely affect our ability to raise capital through alternative financing sources on terms acceptable to us or at all. Stocks that are quoted on the Pink Sheets are no longer eligible for margin loans, and a company quoted on the Pink Sheets cannot avail itself of federal preemption of state securities (or “blue sky”) laws, which adds substantial compliance costs to securities issuances, including pursuant to employee option plans, stock purchase plans and private or public offerings of securities such as the rights offering. The delisting of BroadVision common stock from the NASDAQ National Market and its quotation on the Pink Sheets may also result in other negative implications, including the potential loss of confidence by vendors, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

Our stock price has been highly volatile.

The trading price of BroadVision common stock has been highly volatile. For example, the trading price of BroadVision common stock has ranged from $0.32 per share to $9.05 per share between January 1, 2004 and [          ], 2006. On [  ], 2006 the closing price of BroadVision common stock was $0.[  ] per share. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

•	quarterly variations in operating results;

•	announcements of technological innovations;

•	announcements of new software or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	general economic conditions; or

•	other events or factors that are beyond our control.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public’s perception of the prospects of Internet or electronic commerce companies could further depress our stock price regardless of our results. Other broad market fluctuations may decrease the trading price of BroadVision common stock. In the past, following declines in the market price of a company’s securities, securities class action litigation, such as the class action lawsuits filed against us and certain of our officers and directors in early 2001, has often been instituted against that company. Litigation could result in substantial costs and a diversion of management’s attention and resources.

USE OF PROCEEDS

The net proceeds to us from this rights offering will depend on the number of shares that are purchased. If all of the subscription rights offered by this prospectus are exercised, then we will receive approximately $80.0 million after deducting estimated offering expenses payable by us. We currently intend to use the net proceeds from the rights offering for general working capital purposes.

PRICE RANGE OF COMMON STOCK

On March 8, 2006, BroadVision common stock was delisted from the NASDAQ National Market and began trading only on the Pink Sheetsunder the symbol “BVSN.” The following table shows high and low sale prices per share of BroadVision common stock as reported on the NASDAQ National Market and the Pink Sheets®, as applicable:

2006 Fiscal Year	High		Low

Third Quarter (through , 2006)	$	[ ]	$	[ ]
Second Quarter		$0.52		$0.44
First Quarter		$0.65		$0.42

2005 Fiscal Year	High	Low

Fourth Quarter	$0.83	$0.32
Third Quarter	1.42	0.81
Second Quarter	1.94	1.06
First Quarter	2.84	1.62

2004 Fiscal Year	High	Low

Fourth Quarter	$3.20	$2.05
Third Quarter	4.35	2.10
Second Quarter	6.87	2.92
First Quarter	9.05	4.28

2003 Fiscal Year	High	Low

Fourth Quarter	$5.89	$4.60
Third Quarter	7.22	4.50
Second Quarter	7.95	3.66
First Quarter	4.80	3.43

As of [  ], 2006, there were       holders of record of BroadVision common stock. On [  ], 2006, the last sale price reported on the Pink Sheetsfor BroadVision common stock was $0.   per share.

DIVIDEND POLICY

We have never declared or paid any cash dividends on BroadVision common stock. In addition, the terms of our existing loans, as well as our Silicon Valley Bank Commercial Credit facility, restrict our ability to pay dividends. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on BroadVision common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

Information regarding market and industry statistics contained in the “Prospectus Summary” and “Business” sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.

THE RIGHTS OFFERING

Before exercising any subscription rights, you should read carefully the information set forth under “Risk Factors” on page 4.

Background

On November 18, 2005, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, Dr. Pehong Chen, acquired through Honu all of the Notes. Including accrued interest, the Notes represented approximately $15.5 million in debt obligations as of December 20, 2005. In order to relieve BroadVision from the liquidity challenges presented by the Notes, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock at an effective price per share of $0.45, representing a 25% discount to the December 20, 2005 closing price of BroadVision common stock of $0.60 per share. We refer to this as the “Note Conversion.” In On March 8, 2006 we cancelled the Notes and issued 34,500,000 new shares of common stock to Honu. Because of the highly dilutive nature of the Note Conversion, our primary purpose for the rights offering is to allow the holders of BroadVision common stock at the time of the Note Conversion an opportunity to further invest in BroadVision in order to maintain their proportionate interest in BroadVision common stock, at the same price per share as the conversion price afforded to Dr. Chen in the Note Conversion. 177,890,071 shares of BroadVision common stock equals the aggregate number of shares that would have to be acquired in the aggregate by our stockholders and eligible warrantholders in order for our stockholders and eligible warrantholders to maintain their proportionate interest in BroadVision after the Note Conversion. On March 8, 2006, Dr. Chen waived any right to participate in the rights offering. References herein to Dr. Chen include references to Honu.

The subscription rights

We will distribute to each holder of BroadVision common stock, and certain holders of warrants exercisable for BroadVision common stock, on the record date, December 20, 2005, at no charge, one non-transferable subscription right for each share of BroadVision common stock owned (or underlying eligible warrants held) on the record date. If all subscription rights are exercised, we will sell a total of approximately 177,890,071 shares of BroadVision common stock. The subscription rights will be evidenced by non-transferable subscription rights certificates. Although we will distribute subscription rights to each holder of BroadVision common stock (and eligible warrantholder) as of the record date, Dr. Chen, on behalf of himself and his affiliates, has waived any subscription privileges in order to enhance the subscription privileges of our other eligible participants.

Each subscription right will allow you to purchase 5.87235 shares of BroadVision common stock, rounded down to the nearest whole number, at the subscription price of $0.45 per share. If you elect to exercise your basic subscription privilege in full, you will also be entitled to subscribe, at the subscription price, for additional shares of BroadVision common stock in connection with your over-subscription privilege to the extent that other eligible participants do not exercise their basic subscription privileges in full. If the number of shares available after satisfaction of all basic subscriptions is insufficient to satisfy fully all elections to exercise the over-subscription privilege, we will allocate the excess shares pro rata among those over-subscribing. We will base the pro rata allocation on the number of shares subscribed for pursuant to the basic subscription privilege. The opportunity to exercise the over-subscription privilege is available to all subscription rights holders on the same terms.

If you hold your shares in a brokerage account or by a custodian bank or other nominee, you will not receive a subscription rights certificate, and your subscription rights must be exercised through the broker, custodian bank or other nominee. The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of BroadVision common stock (or the holder of a warrant that, pursuant to its terms, affords you the right to participate in this rights offering). If you hold your shares in a brokerage account or by a custodian bank or other nominee, please contact your broker, custodian bank or other nominee to participate in the rights offering.

If you hold your shares directly, you will receive a non-transferable subscription rights certificate. As a holder of subscription rights you will be entitled to two subscription privileges: (1) a basic subscription privilege and (2) an over-subscription privilege. These privileges are described below.

We will not issue fractional shares in the rights offering, but rather will round down any fractional shares to the nearest whole share. For example, if you exercise 100 subscription rights, you will receive 587 shares of BroadVision common stock, instead of the 587.235 shares of BroadVision common stock you would have received without rounding.

Your purchase of shares of BroadVision common stock pursuant to the rights offering is not conditioned upon the subscription of any minimum number of shares by you and the other holders of the subscription rights.

Before exercising any subscription rights, you should read the information set forth under “Risk Factors” beginning on page 4 carefully.

Expiration date; amendments and termination

You may exercise the basic subscription privilege and the over-subscription privilege at any time before 5:00 p.m. Pacific Time on [          ], 2006, the expiration date for the rights offering. We may, in our sole discretion, extend the time for exercising the subscription rights. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering will be similarly extended. If we elect to extend the date the subscription rights expire, we will issue a press release announcing the extension before the first Pink Sheets® trading day after the most recently announced expiration date.

We reserve the right, in our sole discretion, to amend, terminate or modify the terms of the rights offering. If we terminate the rights offering, all affected subscription rights will expire without value and we will as soon as practicable return all of your subscription payments to you, without interest or deduction.

If you do not exercise your subscription rights before the time they expire, then your subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the time they expire, regardless of when you transmitted the documents, except when you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

Subscription rights

Your subscription rights entitle you to the basic subscription privilege and the over-subscription privilege.

Basic Subscription Privilege.  With the basic subscription privilege, you may purchase 5.87235 shares of BroadVision common stock, rounded down in the aggregate to the nearest whole number, per subscription right, upon delivery of the required documents and payment of the subscription price of $0.45 per share, before the time the subscription rights expire. You are not required to exercise all of your subscription rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to those who purchase shares in the rights offering certificates representing the shares purchased with a holder’s basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege.  In addition to your basic subscription privilege, you may subscribe for additional shares of BroadVision common stock, upon delivery of the required documents and payment of the subscription price of $0.45 per share before the time the subscription rights expire, if you exercised your basic subscription privilege in full and other holders of subscription rights do not exercise their basic subscription privileges in full.

Pro Rata Allocation.  If there are not enough shares to satisfy all subscriptions pursuant to the exercise of the over-subscription privilege, we will allocate the remaining shares pro rata (subject to the elimination of fractional shares) among those over-subscribing. Pro rata means in proportion to the number of shares you and the other holders have purchased by exercising the basic subscription privileges. If there is a pro rata allocation of the remaining shares and the pro-ration results in the allocation to you of a greater number of shares than you subscribed for pursuant to the over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privilege.

Full Exercise of the Basic Subscription Privilege.  You may exercise the over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose you were granted subscription rights for shares of BroadVision common stock you own individually and shares of BroadVision common stock you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to subscription rights you own collectively with your spouse, you only need to exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of the subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of BroadVision common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If you own your shares of BroadVision common stock through your bank, broker or other nominee holder who will exercise your over-subscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

•	the number of shares held on the record date on your behalf;

•	the number of subscription rights you exercised under your basic subscription privilege;

•	that your entire basic subscription privilege held in the same capacity has been exercised in full; and

•	the number of shares of common stock you subscribed for pursuant to the over-subscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

If you exercise fewer than all of the subscription rights evidenced by your subscription rights certificate by so indicating on your subscription rights certificate, the subscription agent will, if you so request, issue to you a new rights certificate evidencing the unexercised subscription rights. A new subscription rights certificate will be issued to you according to your instructions upon the partial exercise of subscription rights only if the subscription agent receives a properly endorsed subscription rights certificate no later than the fifth business day prior to the expiration date of the rights offering. After that date no new subscription rights certificates will be issued. Accordingly, after such date if you exercise less than all of your subscription rights you will lose the power to exercise your remaining subscription rights.

Return of Excess Payment.  If you exercised your over-subscription privilege and are allocated less than all of the shares of BroadVision common stock for which you wished to subscribed, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares of BroadVision common stock that were purchased as soon as practicable, but in no event more than ten business days, after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed.

Transferability of Subscription Rights.  You may not transfer your subscription rights. Only you may exercise your subscription rights.

Subscription Price.  To exercise your subscription rights, you must pay in cash the subscription price of $0.45 per share of BroadVision common stock.

Record date

The record date for the rights offering is December 20, 2005.

Subscription agent

We have appointed Computershare Trust Company, Inc. as subscription agent for the rights offering. We will pay the fees and expenses of the subscription agent. We also have agreed to indemnify the subscription agent from certain liabilities that it may incur in connection with the rights offering. Computershare’s telephone number is (800) 962-4284 x4732.

Exercise of subscription rights

You may exercise your subscription rights by delivering the following to the subscription agent at or before 5:00 p.m. Pacific Time on [          ], 2006, the expiration date of the rights offering:

•	your properly completed and executed subscription rights certificate evidencing those subscription rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each share of BroadVision common stock subscribed for under your basic subscription privilege and over-subscription privilege.

If you are a beneficial owner of shares of BroadVision common stock whose shares are registered in the name of a broker, custodian bank or other nominee, you should instruct your broker, custodian bank or other nominee to exercise your subscription rights and deliver all documents and payment on your behalf prior to 5:00 p.m. Pacific Time on [          ], 2006, the expiration date of the rights offering.

Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents and your full subscription price payment prior to 5:00 p.m. Pacific Time on [          ], 2006, the expiration date of the rights offering.

Once you exercise your subscription rights, you cannot revoke your subscription. In order to exercise your subscription rights, you must exercise them before they expire.

Method of payment

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of BroadVision common stock for which you are subscribing by either:

•	check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to Computershare, as subscription agent; or

•	wire transfer of immediately available funds to the account maintained by the subscription agent for such purpose at Colorado Business Bank, 15710 W Colfax Avenue, Golden, Colorado 80401 (marked: “BroadVision, Inc. Subscription”).

Receipt of Payment

Your payment of the subscription price will be deemed to have been received by the subscription agent only upon:

•	clearance of any uncertified check;

•	receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

•	receipt of collected funds in the subscription agent’s account designated above.

Clearance of uncertified checks

You should note that funds paid by uncertified personal checks may take at least five business days to clear. If you wish to pay the subscription price by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the subscription rights expire to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights.

Delivery of subscription materials and payment

You should deliver the subscription rights certificate and payment of the subscription price, as well as any Nominee Holder Certifications, Notices of Guaranteed Delivery and DTC Participant Over-Subscription Forms,

if by mail, hand or overnight courier to:
Computershare Trust Company, Inc.
By mail:
P. O. Box 1596
Denver, Colorado 80201

By hand:
350 Indiana Street, Suite 800
Golden, Colorado 80401
Attn: John Harmann

You may call the subscription agent at (800) 962-4284 x4732.

Your delivery to another address or by any method other than as set forth above will not constitute valid delivery.

Calculation of subscription rights exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of subscription rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised the full basic subscription privilege and the over-subscription privilege to purchase the maximum number of shares of BroadVision common stock with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of BroadVision common stock, we will return the excess amount to you by mail without interest or deduction as soon as practicable, but in no event more than 10 business days, after the expiration date of the rights offering.

Your funds will be held by the subscription agent until shares of BroadVision common stock are issued

The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from holders of subscription rights until we issue to you your shares of BroadVision common stock upon completion of the rights offering.

If you exercised your over-subscription privilege and are allocated less than all of the shares of BroadVision common stock for which you wished to subscribe, the excess funds you paid for shares of BroadVision common stock that are not allocated to you will be returned by mail without interest or deduction as soon as practicable, but in no event more than 10 business days, after the expiration date of the subscription rights.

Medallion guarantee may be required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States), subject to standards and procedures adopted by the subscription agent, unless

•	your subscription rights certificate provides that the shares of BroadVision common stock you subscribed for are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice to beneficial holders

If you are a broker, a trustee or a depositary for securities that held shares of BroadVision common stock for the account of others as of the record date of December 20, 2005 (a “nominee record holder”), you should notify the respective beneficial owners of such shares of the subscription rights as soon as possible to find out such beneficial owners’ intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to the subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of BroadVision common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of BroadVision common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial owners

If you are a beneficial owner of shares of BroadVision common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of BroadVision common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Instructions for completing your subscription rights certificate

You should read and follow the instructions accompanying the subscription rights certificates carefully. If you want to exercise your subscription rights, you must send your subscription rights certificates to the subscription agent. You should not send the subscription rights certificates to BroadVision. We can not guarantee that any subscription rights certificates sent to BroadVision will be forwarded to the subscription agent.

You are responsible for the method of delivery of your subscription rights certificate(s) with your subscription price payment to the subscription agent. If you send your subscription rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the time the subscription rights expire. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier’s check, money order or wire transfer of funds.

Determinations regarding the exercise of your subscription rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of subscription rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we nor the subscription agent will be under any duty to notify you of a defect or irregularity in connection with your submission of subscription rights certificates. We will not be liable for failing to give you such notice. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of BroadVision common stock pursuant to your exercise could be deemed unlawful or materially burdensome.

Regulatory limitation

We will not be required to issue shares of BroadVision common stock pursuant to the rights offering to you if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

Guaranteed delivery procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificates evidencing your subscription rights to the subscription agent on or before the time the subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share of BroadVision common stock you subscribed for under your basic subscription privilege and your over-subscription privilege (in the manner set forth in “— Exercise of Subscription Rights” beginning on page 19);

•	deliver to the subscription agent on or prior to the rights offering expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of BroadVision, Inc. Subscription Rights Certificates” distributed with your subscription rights certificates; and

•	deliver the properly completed subscription rights certificate evidencing the subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three Pink Sheets® trading days following the date the Notice of Guaranteed Delivery was delivered to the subscription agent.

Your Notice of Guaranteed Delivery must be substantially in the form provided with the Instructions as to Use of BroadVision, Inc. Subscription Rights Certificates distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States).

In your Notice of Guaranteed Delivery you must state:

•	your name;

•	the number of subscription rights represented by your subscription rights certificates, the number of shares of BroadVision common stock you are subscribing for pursuant to the basic subscription privilege and the number of the shares of BroadVision common stock, if any, you are subscribing for pursuant to the over-subscription privilege; and

•	your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three Pink Sheets® trading days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery to the subscription agent in the same manner as the subscription rights certificate at the address set forth in “— Delivery of Subscription Materials and Payment” beginning on page 20. You may alternatively transmit the Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at (303) 262-0606.

The subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Please call the subscription agent at (800) 962-4284 to request any copies of the form of Notice of Guaranteed Delivery.

Questions about exercising subscription rights

You may direct any questions or require assistance regarding the method of exercising your subscription rights, additional copies of this prospectus, the Instructions as to the Use of BroadVision, Inc. Subscription Rights Certificates, the Nominee Holder Certification, the Notice of Guaranteed Delivery or other subscription documents referred to herein, to Computershare at the following telephone number and address.

350 Indiana Street, Suite 800
Golden, Colorado 80401
Attn: John Harmann
(800) 962-4284 x4732

No revocation

Once you have exercised your basic subscription privilege and/or over-subscription privilege, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of the rights offering will expire and will have no value.

Procedures for DTC participants

We expect that your exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of The Depository Trust Company (“DTC”). If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of BroadVision common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of BroadVision common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege.

Determination of subscription price

Our board of directors chose the $0.45 per share subscription price in order to provide you with the opportunity to acquire shares of BroadVision common stock at the same price afforded to Dr. Chen in connection with the Note Conversion.

The $0.45 per share subscription price should not be considered an indication of the actual value of BroadVision or of BroadVision common stock. We cannot assure you that the market price of BroadVision common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than $0.45 per share. We urge you to obtain a current quote for BroadVision common stock before exercising your subscription rights. On [  ], 2006, the closing price of BroadVision common stock was $0.   per share. BroadVision common stock is traded on the Pink Sheets® under the symbol “BVSN.”

No recommendations to subscription rights holders

An investment in shares of BroadVision common stock must be made according to each investor’s evaluation of its own best interests and after considering all of the information in this prospectus, including the “Risk Factors” section of this prospectus. None of our board of directors, our officers or any other person are making any recommendations as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

Non-U.S. and certain other stockholders

The subscription agent will mail subscription certificates to you if you are a rights holder whose address is outside the United States or if you have an army post office or a fleet post office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 5:00 p.m. Pacific Time on [          ], 2006, and take all other steps that are necessary to exercise your subscription rights, on or prior to that time. If you do not follow these procedures prior to the expiration of the rights offering, your subscription rights will expire.

Issuance of common stock

The subscription agent will issue to you certificates representing shares of BroadVision common stock you purchase pursuant to the rights offering as soon as practicable after the time the subscription rights expire.

Your payment of the subscription price will be retained by the subscription agent, and will not be delivered to us, until your subscription is accepted and you are issued your stock certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether such funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of BroadVision with respect to shares of BroadVision common stock subscribed for until certificates representing such shares are issued to you. Unless otherwise instructed in the subscription rights certificates, your certificates for shares issued pursuant to your exercise of subscription rights will be registered in your name.

If the rights offering is not completed for any reason, the subscription agent will as soon as practicable return, without interest, all funds received by it.

Shares of common stock outstanding after the rights offering

As of [          ], 2006 there were           shares of BroadVision Common Stock outstanding. Assuming we issue all of the shares of BroadVision common stock offered in the rights offering, approximately [          ] shares of BroadVision common stock will be issued and outstanding after the expiration of the rights offering.

Other matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase BroadVision common stock from you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of such states or other jurisdictions. We do not expect that there will be any changes in the terms of the rights offering. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of that state, you will not be eligible to participate in the rights offering.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain United States federal income tax consequences of the rights offering to holders of BroadVision common stock that hold such stock as a capital asset for United States federal income tax purposes. This discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons and does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders of our warrants (including holders of our warrants that, by virtue of the terms of the warrants, will receive rights in this offering), holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

Moreover, this summary does not address the tax consequences of the rights offering under state, local or foreign tax laws. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING TO YOU.

Issuance of the subscription rights

If you hold BroadVision common stock on the record date, you should not recognize taxable income upon the receipt of the subscription rights.

In general, a distribution by a corporation to its stockholders of subscription rights to acquire stock of the distributing corporation is not taxable. An exception to this general rule applies in the case of a distribution which constitutes a disproportionate distribution with respect to any class or classes of stock of the corporation. A distribution of stock rights constitutes a disproportionate distribution if it is a part of a distribution or a series of distributions (including deemed distributions) that has the effect of (1) the receipt of property (including cash) by some stockholders and (2) an increase in the proportionate interests of other stockholders in the assets or earnings and profits of the distributing corporation.

The distribution of the subscription rights to all stockholders except Dr. Chen should not constitute a disproportionate distribution taxable as a dividend since (1) the Note Conversion was made with the expectation of promptly thereafter making the distribution of subscription rights to the remaining stockholders, and the subscription rights may be exercised on the same economic terms as the private placement, (2) there is a single class of stock outstanding, and (3) there has not been nor is there expected to be any property distributions to any stockholder in connection with the distribution of subscription rights.

We intend to treat the distribution of subscription rights as a nontaxable distribution. If the Internal Revenue Service were to take a contrary position with respect to this matter, by deeming the distribution of subscription rights to constitute a taxable distribution, a person receiving a right would recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the right received, but only to the extent of our current and accumulated earnings and profits, if any. To the extent the deemed distribution exceeds such current and accumulated earnings and profits, any excess would be treated first as a nontaxable recovery of adjusted tax basis in your BroadVision common stock with respect to which the right was distributed and then as gain from the sale or exchange of your BroadVision common stock. Your tax basis in a right received in a taxable distribution would equal the fair market value of the right as of the date of distribution of the right. Your holding period in the right would begin on the day following the date of distribution of the right.

The following discussion assumes that the distribution of the subscription rights will be treated as a nontaxable distribution.

Basis and holding period of the subscription rights

Generally, if you hold BroadVision common stock on the record date, your basis in the subscription rights you receive will be zero. If, however, (1) the fair market value of the subscription rights on the date we issue the subscription rights is 15% or more of the fair market value (on that same date) of BroadVision common stock, or (2) you properly elect under Section 307 of the Internal Revenue Code in your federal income tax return to allocate part of the basis of your BroadVision common stock to the subscription rights, then your basis in your shares of BroadVision common stock will be allocated between your BroadVision common stock and the subscription rights in proportion to the fair market values of each on the date we issue the subscription rights. We have not obtained an independent appraisal of the valuation of the subscription rights and, therefore, each stockholder individually must determine how Internal Revenue Code Section 307 will apply in that stockholder’s particular situation.

The holding period of your subscription rights will include your holding period (as of the date of issuance) of the BroadVision common stock with respect to which we distributed the subscription rights to you.

Expiration of the subscription rights

If your basis in your subscription rights is zero, and you allow your subscription rights to expire unexercised, you will not recognize any gain or loss.

If you have a basis in your subscription rights and you allow your subscription rights to expire unexercised, you will recognize a loss equal to the basis of those subscription rights. Any loss you recognize on the expiration of your subscription rights will be a capital loss if the BroadVision common stock obtainable by you upon exercise of the subscription rights would be a capital asset.

Exercise of the subscription rights, basis and holding period of acquired shares

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in each share of BroadVision common stock you acquire through exercise of your subscription rights will equal the sum of the subscription price you paid to exercise your subscription rights and your basis, if any, in the subscription rights. Your holding period for the BroadVision common stock you acquire through exercise of your subscription rights will begin on the date you exercise your subscription rights.

Sale or exchange of common stock

If you sell or exchange shares of BroadVision common stock, you will generally recognize gain or loss on the transaction. The gain or loss you recognize will be equal to the difference between the amount you realize on the transaction and your basis in the shares you sell. Such gain or loss generally will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from a capital asset held for more than one year will generally be taxable as long term capital gain or loss.

Information reporting and backup withholding

You may be subject to backup withholding with respect to the rights offering. However, you will not be subject to backup withholding if you: (1) are a corporation or fall within certain other exempt categories and, when required, demonstrate that fact; or (2) provide a correct taxpayer identification number and certify under penalties of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding because you previously failed to report all dividends and interest income.

Any amount withheld under these rules will be credited against your federal income tax liability. We may require you to establish your exemption from backup withholding or make other arrangements with respect to the payment of backup withholding.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE AND LOCAL INCOME AND OTHER TAX LAWS.

PLAN OF DISTRIBUTION

We are making the rights offering directly to you, the holders of BroadVision common stock and the holders of certain warrants exercisable for shares of BroadVision common stock that, by their terms, grant you the right to participate in this rights offering. We have not employed any brokers, dealers or underwriters in connection with the rights offering and will not pay any underwriting commissions, fees or discounts in connection with the rights offering. Some of our directors or officers may assist in the rights offering. These individuals will not receive any commissions or compensation other than their normal directors’ fees or employment compensation.

We will bear all costs, expenses and fees in connection with the rights offering. We will pay the subscription agent a fee of approximately $12,000 and reimburse the subscription agent for certain expenses incurred in connection with the rights offering. We estimate that our total expenses in connection with the rights offering, including fees to the subscription agent, will be approximately $[          ].

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2005 that is incorporated herein by reference. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005, including certain information for 2004 that has been restated, are derived from the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2005 that is incorporated herein by reference. The selected consolidated financial data as of and for the three months ended March 31, 2005, including certain information that has been restated, and March 31, 2006 are derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 that is incorporated herein by reference. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of the results of operations to be expected in any future periods and the results for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the full fiscal year ended December 31, 2006.

						Three Months Ended
	Years Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
				(restated)		(restated)
	(In thousands, except per share data)					(Unaudited)

Consolidated Statement of Operations Data:
Revenues:
Software licenses	$101,480	$40,483	$30,230	$26,883	$14,721	$4,416	2,882
Services	146,943	75,415	57,851	51,121	45,400	11,951	9,742

Total revenues	248,423	115,898	88,081	78,004	60,121	16,367	12,624
Cost of revenues:
Cost of software licenses	9,895	8,144	2,561	1,303	(38)	(57)	62
Cost of services	97,639	38,898	25,708	24,978	21,931	5,980	4,058

Total cost of revenues	107,534	47,042	28,269	26,281	21,893	5,923	4,120

Gross profit	140,889	68,856	59,812	51,723	38,228	10,444	8,504
Operating expenses:
Research and development	78,677	41,432	21,067	18,024	13,831	4,287	2,631
Sales and marketing	139,799	48,918	26,394	27,340	16,208	5,811	2,381
General and administrative	42,311	16,288	9,790	9,538	9,479	2,535	1,738
Litigation settlement costs	—	—	4,250	—	—	—	—
Goodwill and intangible amortization	211,216	3,548	886	—	—	—	—
Charge for acquired in-process technology	6,418	—	—	—	—	—	—
Impairment of assets	—	3,129	—	—	—	—	—
Impairment of goodwill and other intangibles	336,379	—	—	—	31,386	—	—
Restructuring charge (credit)	153,284	110,449	35,356	(23,545)	(462)	(704)	490
Business combination charge	—	—	—	—	2,817	—	—

Total operating expenses	968,084	223,764	97,743	31,357	73,241	11,929	7,240

Operating income (loss)	(827,195)	(154,908)	(37,931)	20,366	(35,013)	(1,485)	1,264
Other income (expense), net	(6,928)	(8,011)	2,899	(2,109)	(6,564)	6,866	(227)

Income (loss) before income taxes	(834,123)	(162,919)	(35,032)	18,257	(41,577)	5,381	1,037
Income tax benefit (provision)	(2,136)	(7,603)	(439)	309	2,611	2,032	(156)

Net income (loss)	$(836,259)	$(170,522)	$(35,471)	$18,566	$(38,966)	$7,413	881

						Three Months Ended
	Years Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
				(restated)		(restated)
	(In thousands, except per share data)					(Unaudited)

Net income (loss) per share:
Basic earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$0.55	$(1.14)	$0.22	$0.02

Diluted earnings (loss) per share	$(27.20)	$(5.32)	$(1.08)	$0.54	$(1.14)	0.19	0.02

Shares used in computation — basic earnings (loss) per share	30,748	32,036	32,800	33,539	34,228	33,971	42,958

Shares used in computation — diluted earnings (loss) per share	30,748	32,036	32,800	34,321	34,228	39,968	43,068

	As of December 31,					As of March 31,
	2001	2002	2003	2004	2005	2005	2006
				(restated)
	(In thousands)					(restated)
						(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$75,758	$77,386	$78,776	$41,851	$4,849	$37,218	10,644
Working capital (deficit)	67,165	5,616	748	(20,273)	(35,872)	(19,740)	(13,214)
Total assets	392,417	240,136	195,082	144,653	49,942	118,842	55,840
Debt and capital leases, less current portion	2,922	1,945	969	4,227	—	—	—
Accumulated deficit	(998,682)	(1,169,204)	(1,204,675)	(1,186,109)	(1,225,075)	(1,178,698)	(1,224,194)
Total stockholders’ equity (deficit)	203,147	41,633	7,950	28,341	(9,723)	36,167	12,073

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus. In addition to the historical consolidated information, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections. These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements as a result of certain factors. Factors that could cause or contribute to differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” We undertake no obligation to publicly release any revisions to the forward-looking statements or to reflect events and circumstances after the date of this document.

Overview

BroadVision solutions help customers rapidly increase revenues and reduce costs by moving interactions and transactions to personalized self service via the web. Our integrated self-service application suite — including process, commerce, portal and content — offers rich functionality out of the box, and is easily configured for each customer’s e-business environment.

Over 1,000 customers — including U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Iberia L.A.E. and Vodafone — have licensed BroadVision solutions to power and personalize their mission-critical web initiatives.

Worldwide demand for enterprise software has declined significantly over the past several years. The decline in venture capital spending has resulted in fewer new companies with funding to, among other things, build an on-line business. Established companies have scaled back, delayed or cancelled web-based initiatives. As a result of these reasons and others, in particular the selling challenges created by our deteriorating financial condition, we have seen significant declines in our revenue over the past four fiscal years.

Our objective is to further our position as a global supplier of web-based, self-service applications. This will require us to continue to build in new functionality to our applications that offer our customers a compelling value proposition to license our products rather than design and build custom solutions.

We generate revenue from fees for licenses of our software products, maintenance, consulting services and customer training. We generally charge fees for licenses of our software products either based on the number of persons registered to use the product or based on the number of CPUs on the machine on which the product is installed. Payment terms are generally thirty days from the date the products are delivered or the services are provided.

From 2001 to December 31, 2005, we have incurred significant losses and negative cash flows from operations. In fiscal years 2004 and 2005, we incurred significant cash usage related to the termination of excess real estate obligations, certain reductions in workforce and the execution and subsequent termination of an acquisition agreement. See further discussion under “Background and Recent Events” below. Although we believe that cash flows will be benefited in future periods by a number of these events, we make no assurance about our ability to generate profits or positive cash flows in future periods.

We strive to anticipate changes in the demand for our services and aggressively manage our labor force appropriately. Through our thorough budgeting process, cross-functional management participates in the planning, reviewing and managing of our business plans. This process is intended to allow us to adjust our cost structures to changing market needs, competitive landscapes and economic factors. Our emphasis on cost control helps us manage our margins even if revenues generated fall short of what we anticipated.

Background and Recent Events

During the third and fourth quarters of 2004, we reached agreements with certain landlords to extinguish approximately $155.0 million of future real estate obligations. We made cash payments of $20.7 million in 2004 and $25.0 million in 2005. In addition, we issued to one of the landlords a five-year warrant to purchase approximately 700,000 shares of BroadVision common stock at an exercise price of $5.00 per share, which became exercisable in August 2005. As a component of the settlement of one of the previous leases, we have a residual lease obligation beginning in 2007 of approximately $9.1 million. We may make an additional cash payment of $4.5 million if we exercise an option to terminate this residual real estate obligation prior to the lease term. This option to terminate the residual lease obligation, discounted to net present value, is accounted for in accordance with SFAS 146 and is part of the current restructuring accrual as of December 31, 2005.

In November 2004, we entered into a definitive agreement for the private placement of the Notes that were convertible, at the holders’ option, into common stock at a conversion price of $2.76 per share. The Notes bore interest at a rate of six percent per annum, and we were originally obligated to repay the principal amount of the initial $16.0 million of notes in 15 equal monthly installments of $1.1 million beginning in June 2005. Payments of future principal and interest could have been made in either cash or, upon satisfaction of various conditions set forth in the Notes, shares of BroadVision common stock. However, because we did not satisfy the conditions required to make payments in stock, we were required to use cash to satisfy our payment obligations under the Notes. Certain principal payments that were due in the quarters ended September 30, 2005 and December 31, 2005, were deferred at the election of the investors for a period of 18 months under the terms of the Notes.

In October 2005, we inadvertently did not make timely payment of the third quarter interest payment due under the Notes of approximately $201,000 that was due on October 1, 2005. Lack of timely payment became an event of default on October 8, 2005 after non-payment continued for a period of over five business days. We made the third quarter interest payment promptly after discovery of the nonpayment, on October 14, 2005. The event of default permitted each noteholder to require us to redeem 120% of all or any portion of the amounts outstanding under the applicable Note by delivering to us notice of such redemption, which redemption is required under the Notes to be paid within five business days after receipt of such redemption notice. If all of the noteholders had elected such redemption, we would have been obligated to pay within five business days after receipt of such election approximately $15.5 million in unpaid principal and interest. The accelerated repayment of all or any significant portion of such amount would have left us with insufficient working capital to conduct our business, and we did not have sufficient cash to meet such an accelerated repayment obligation. On October 25, 2005, we entered into an agreement with the noteholders under which the noteholders agreed not to require redemption of the Notes, including the 20% premium payable thereunder, prior to November 16, 2005. During the quarter ended December 31, 2005, we recorded a charge of $2.6 million in our Consolidated Statement of Operations, which represented the 20% increase in the redeemable debt premium.

In November 2005, the Notes were purchased by Vector Capital III, L.P. (“Vector III”), an entity affiliated with Vector Capital Corporation (“Vector”), and subsequently on November 18, 2005, the Notes were in turn purchased by Honu Holdings, LLC, a Delaware limited liability company controlled by Dr. Pehong Chen, our Chief Executive Officer and largest stockholder. See further discussion below. Certain principal payments that were due in the quarters ended September 30, 2005 and December 31, 2005, were deferred at the election of the investors for a period of eighteen months under the terms of the Notes.

On June 29, 2005, our Board of Directors approved a business restructuring plan, primarily consisting of headcount reductions, designed to adjust expenses to a level more consistent with anticipated revenues. The reduction included approximately 63 employees, or 22% of our workforce. We recorded severance charges of approximately $443,000 and $627,000 in the three-month periods ended September 30 and June 30, 2005, respectively.

On July 25, 2005, we entered into the Merger Agreement with Bravo Holdco and Bravo Merger Sub, LLC. Under the terms of the Merger Agreement, the holders of shares of BroadVision common stock that were outstanding immediately prior to the consummation of the Merger were to receive $0.84 in cash for each share of common stock at the time of the consummation of the Merger. The consummation of the Merger was conditioned upon, among other things, the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of BroadVision common stock and other closing conditions. Although over 90% of the shares present in person or by proxy were in favor of the Merger Agreement, a quorum necessary to hold the stockholders’ meeting at which a vote to approve the Merger Agreement would be taken was not achieved, and therefore, in November 2005, we and Vector announced mutual termination of the Merger Agreement. In connection with the termination and pursuant to the Merger Agreement, we made a $989,666 expense reimbursement payment to a Vector subsidiary on January 17, 2006. In the three-month period ended December 31, 2005, we recorded a charge of approximately $1.8 million for costs associated with the proposed Merger and the termination of the Merger Agreement, all of which was paid in January 2006.

In November 2005, Honu acquired all Notes then outstanding. Including interest, the Notes represented $15.5 million in debt obligations as of December 15, 2005. In order to relieve us from the liquidity challenges presented by the Notes, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock, at an effective price per share of $0.45, a 25% discount to the December 20, 2005 closing price of BroadVision common stock, and $180,000 in cash that represented the portion of the accrued interest on the Notes that was not paid in stock. That exchange was completed in March 2006. The common share issuance, representing approximately 50% of the post-conversion shares outstanding, increased Dr. Chen’s ownership interest in BroadVision to approximately 59% of the total shares outstanding.

In February 2006, we announced a subscription rights offering to existing stockholders to sell a total of 178 million shares, or 5.9 shares for each share of BroadVision common stock held as of the record date of December 20, 2005, at effective price per share of $0.45. The primary purpose of the rights offering is to allow the holders of BroadVision common stock an opportunity to further invest in BroadVision in order to maintain their proportionate interest in BroadVision common stock, at the same price per share as the per share price afforded to Dr. Chen in connection with the Notes cancellation. Dr. Chen has waived any right to participate in the rights offering. Under the terms of the offering, each common stockholder as of December 20, 2005 will have the right to purchase approximately 5.9 shares of common stock for each common share then held. The rights offering will be made only by means of a prospectus, a preliminary copy of which was filed with the Securities and Exchange Commission as part of a registration statement on February 3, 2006.

In order to complete the issuance of shares to Dr. Chen without violating applicable listing standards, we delivered to Nasdaq a notification of voluntary delisting of BroadVision common stock from the Nasdaq National Market effective prior to the opening of trading on March 8, 2006. We had previously received a notice from Nasdaq stating that we were not in compliance with the minimum bid price rules applicable to stocks traded on Nasdaq, and that we had until March 6, 2006 to regain compliance. Quotations for BroadVision common stock are currently available through the “Pink Sheets” (www.pinksheets.com) under the trading symbol “BVSN”, and we anticipate that such quotations will continue to be available.

In March 2006, we received a $1.2 million property tax refund from the County of San Mateo covering tax years 2000 through 2005. We are obligated to compensate an outside tax specialist $335,000 for its efforts to reach agreement with the County on the Company’s behalf. The net proceeds were included in the operating expenses for the quarter ended March 31, 2006.

In June 2006, William Meyer resigned as our Chief Financial Officer, a position Mr. Meyer had held since April 2003. Dr. Chen will serve as Chief Financial Officer on an interim basis until a permanent replacement is hired.

In the quarter ended September 30, 2005, we recognized a goodwill impairment charge of $13.2 million as an estimated impairment in accordance with the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As of September 30, 2005, we performed Step 1 under the provisions of SFAS 142 by determining that we have a single reporting unit and then comparing our net book value to the our market capitalization based upon the quoted market price of our stock. Based upon the results of Step 1 and as permitted under SFAS 142, we estimated the impairment charge under Step 2 by estimating the fair value of all other assets and liabilities of the reporting unit. Subsequent to the issuance of our third quarter financial statements, we obtained a third-party valuation report, completed Step 2 and recorded an adjustment to the original estimate (recognized an additional impairment charge) of $18.2 million in the quarter ended December 31, 2005. Further, as of December 31, 2005, we performed a goodwill impairment analysis under Step 1. Because the fair value was determined to be greater than book value, Step 2 under SFAS 142 was not required, and therefore no additional impairment was necessary at December 31, 2005.

We have maintained various credit facilities with a commercial lender:

•	During the three years ended December 31, 2005, we maintained a revolving line of credit in the form of a loan and security agreement with a commercial lender. In June 2005, we entered into a $20 million renewed and amended loan and security agreement with the lender that made more stringent the requirements we must meet in order to access the credit facility. We were not in compliance with these new requirements as of December 31, 2005, and the loan and security agreement expired in February 2006. The agreement required us to maintain certain levels of unrestricted cash and cash equivalents (excluding equity investments), and to maintain certain levels on deposit with the lender. At December 31, 2004, $20.0 million was outstanding under the line of credit. As of December 31, 2005, there was no outstanding balance on the line of credit. Borrowings bear interest at the bank’s prime rate (7.25% as of December 31, 2005 and 5.25% as of December 31, 2004) plus up to 1.25% and were collateralized by all of our assets. Interest was due monthly and principal was due at the expiration in February 2006.

•	We have entered into term debt in the form of notes payable with the same lender. The term debt requires monthly payments of approximately $38,000 plus interest through October 2006, and monthly payments of approximately $2,000 for the five months ending March 2007. A portion of the term debt was utilized for an equipment line of credit. Principal and interest are due in monthly payments through maturity based on the terms of the facilities. Principal payments of $389,000 are due in 2006. As of December 31, 2005, the entire balance of $389,000 was classified as currently due.

Restatement

As discussed more fully in Note 5 to our Consolidated Financial Statements contained in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2005, subsequent to the issuance of the 2004 consolidated financial statements, based on clarifying SEC guidance issued in 2005, we made a determination that the convertible debentures entered into in 2004 included an embedded derivative that should be valued under the provisions of SFAS 133. We had previously determined that convertible debentures were conventional under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Therefore, we have restated our operating results for the three-month period and year ended December 31, 2004, and for the three-month periods ended March 31, June 30 and September 30, 2005.

The following tables outline the effects of the restatements and amendments described above for the periods that have been previously reported (in thousands, except per share data).

As of and for the Twelve Months Ended:

	December 31, 2004
	Previously
	Reported	Restated

Interest expense, net	$(228)	$(629)
Income (expense) from derivatives	$(753)	$(2,421)
Net income	$20,635	$18,566
Basic net income per share	$0.62	$0.55
Diluted net income per share	$0.60	$0.54
Total liabilities	$114,243	$116,312
Total stockholders’ equity	$30,410	$28,341

As of and for the Three Months Ended:

	December 31, 2004		March 31, 2005		June 30, 2005		September 30, 2005
	Previously		Previously		Previously		Previously
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

Interest expense, net	$(516)	$(917)	$(744)	$(1,723)	$(1,090)	$(2,532)	$(1,002)	$(2,073)
Income (expense) from derivatives	$(753)	$(2,421)	$2,517	$7,991	$997	$2,257	$698	$794
Net (loss) income	$(386)	$(2,455)	$2,918	$7,413	$(2,914)	$(3,095)	$(14,538)	$(15,512)
Basic net (loss) income per share	$(0.01)	$(0.07)	$0.09	$0.22	$(0.09)	$(0.09)	$(0.42)	$(0.45)
Diluted net (loss) income per share	$(0.01)	$(0.07)	$0.07	$0.19	$(0.09)	$(0.09)	$(0.42)	$(0.45)
Total liabilities	$114,243	$116,312	$85,099	$82,673	$75,424	$73,179	$50,963	$49,674
Total stockholders’ equity	$30,410	$28,341	$33,743	$36,167	$30,959	$33,205	$16,480	$17,749

Critical Accounting Policies, Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to doubtful accounts, product returns, investments, goodwill and intangible assets, income taxes and restructuring, as well as contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates using different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

At March 31, 2006, the Company’s current liabilities exceeded current assets by approximately $13.2 million (negative working capital) resulting in a working capital ratio of approximately 0.66 to 1.0. Based on our current liquidity position, our analysis of the components of our current assets and liabilities, our actual financial results for the first quarter of 2006 and our internal financial forecast for the balance of the year, we currently expect to be able to fund our working capital requirements through at least the end of 2006 from our existing cash and cash equivalents and our anticipated cash flows from operations and subleases. Our Chairman, Chief Executive Officer and largest stockholder has committed to provide, upon our request at any time through December 31, 2006, up to $5 million of working capital support through cash, debt guarantees or a combination thereof on mutually satisfactory terms. Accordingly, no adjustments have been made to the carrying values or classification of the assets and liabilities in the accompanying financial statements to take account of any uncertainty as to our ability to continue as a going concern.

Revenue Recognition

Overview — Our revenue consists of fees for licenses of our software products, maintenance, consulting services and customer training. We generally charge fees for licenses of our software products either based on the number of persons registered to use the product or based on the number of CPUs on the machine on which the product is installed. Licenses for software whereby fees charged are based upon the number of persons registered to use the product are differentiated between licenses for development use and licenses for use in deployment of the customer’s website. Licenses for software whereby fees charged are on a per-CPU basis do not differentiate between development and deployment usage. Our revenue recognition policies comply with the provisions of

Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended; SOP No. 98-9, Software Revenue Recognition, With Respect to Certain Transactions and SAB 104, Revenue Recognition.

Software License Revenue — We license our products through our direct sales force and indirectly through resellers. In general, software license revenues are recognized when a non-cancelable license agreement has been signed and the customer acknowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when media containing the licensed programs is provided to a common carrier. In case of electronic delivery, delivery occurs when the customer is given access to the licensed programs. For products that cannot be used without a licensing key, the delivery requirement is met when the licensing key is made available to the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Subscription-based license revenues are recognized ratably over the subscription period. We enter into reseller arrangements that typically provide for sublicense fees payable to the us based upon a percentage of list price. We do not grant resellers the right of return.

We recognize revenue using the residual method pursuant to the requirements of SOP No. 97-2, as amended by SOP No. 98-9. Revenues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as licenses for software products, maintenance, consulting services or customer training. The determination of fair value is based on objective evidence, which is specific to us. We limit its assessment of objective evidence for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

We record unearned revenue for software license agreements when cash has been received from the customer and the agreement does not qualify for revenue recognition under our revenue recognition policy. We record accounts receivable for software license agreements when the agreement qualifies for revenue recognition but cash or other consideration has not been received from the customer.

Services Revenue — Consulting services revenues and customer training revenues are recognized as such services are performed. Maintenance revenues, which include revenues bundled with software license agreements that entitle the customers to technical support and future unspecified enhancements to our products, are deferred and recognized ratably over the related agreement period, generally twelve months.

Our consulting services, which consist of consulting, maintenance and training, are delivered through the BroadVision Global Services (“BVGS”) organization. Services that we provide are not essential to the functionality of the software. We record reimbursement from our customers for out-of-pocket expenses as an increase to services revenues.

Allowances and Reserves

We assess credit worthiness of significant customers in advance of revenue recognition based upon a combination of payment history and third-party credit reports. Occasionally, our customers experience financial difficulty after we record the revenue but before we are paid. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our normal payment terms are 30 to 90 days from invoice date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Research and Development and Software Development Costs

Under the criteria set forth in the Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed, development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, the Company has not capitalized any costs related to the development of software for external use.

Impairment Assessments

We adopted SFAS 142 on January 1, 2002. Pursuant to SFAS 142, we are required to test goodwill for impairment upon adoption and annually or more often if events or changes in circumstances indicate that the asset might be impaired. While there was no accounting charge to record upon adoption, we concluded that, as of March 31, 2006, based on the existence of impairment indicators including a decline in the market value of our common shares, we would be required to test goodwill for impairment. SFAS No. 142 provides for a two-step approach to determining whether and by how much goodwill has been impaired. Since we have only one reporting unit for purposes of applying SFAS No. 142, the first step requires a comparison of the fair value of BroadVision to our net book value. If the fair value is greater, then no impairment is deemed to have occurred. If the fair value is less, then the second step must be completed to determine the amount, if any, of actual impairment.

In the quarter ended September 30, 2005, we recognized a goodwill impairment charge of $13.2 million as an estimated impairment in accordance with the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As of September 30, 2005, we performed Step 1 under the provisions of SFAS 142 by determining that we have a single reporting unit and then comparing our net book value to the our market capitalization based upon the quoted market price of our stock. Based upon the results of Step 1 and as permitted under SFAS 142, we estimated the impairment charge under Step 2 by estimating the fair value of all other assets and liabilities of the reporting unit. Subsequent to the issuance of our third quarter financial statements, we obtained a third-party valuation report, completed Step 2 and recorded an adjustment to the original estimate (recognized an additional impairment charge) of $18.2 million in the quarter ended December 31, 2005. Further, as of December 31, 2005, we performed a goodwill impairment analysis under Step 1. Because the fair value was determined to be greater than book value, Step 2 under SFAS 142 was not required, and therefore no additional impairment was necessary at December 31, 2005 and March 31, 2006.

Deferred Tax Assets

We analyze our deferred tax assets with regard to potential realization. We have established a valuation allowance on our deferred tax assets to the extent that we determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized based upon the uncertainty of their realization. We have considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

Accounting for Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123R, Share Based Payment: An Amendment of FASB Statements No. 123 and 95 (“FAS 123R”), in our first quarter of 2006 we started to recognize compensation expense related to stock options granted to employees based on: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with FAS No 123, Accounting for Stock-Based Compensation (“SFAS 123”), adjusted for an estimated future forfeiture rate, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

Our assessment of the estimated fair value of the stock options granted is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. We utilize the Black-Scholes model to estimate the fair value of stock options granted. Generally, our calculation of the fair value for options granted under SFAS 123R is similar to the calculation of fair value under SFAS 123 with the exception of the treatment of forfeitures. The fair value of restricted stock units granted is based on the grate date price of our common stock.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires the input of highly subjective assumptions including:

•	The expected volatility of our common stock price, which we determine based on historical volatility of our common stock over the expected term of the option;

•	Expected dividends, which are nil, as we do not currently anticipate issuing dividends;

•	Expected life of the stock option, which is estimated based on the historical stock option exercise behavior of our employees; and

•	Expected forfeitures of stock options, which is estimated based on the historical turnover of our employees. Prior to adoption of FAS 123R, we recognized forfeitures under FAS 123 as they occurred.

In the future, we may elect to use different assumptions under the Black-Scholes valuation model or a different valuation model, which could result in a significantly different impact on our net income or loss.

Reverse Stock Splits

On July 24, 2002, we announced that our Board of Directors had approved a one-for-nine reverse split of BroadVision common stock. The reverse split was effective on July 29, 2002. Each nine shares of outstanding BroadVision common stock automatically converted into one share of common stock. BroadVision common stock began trading on a post-split basis at the opening of trading on the Nasdaq National Market on July 30, 2002.

The accompanying consolidated financial statements and related financial information contained herein have been retroactively restated to give effect for the July 2002 reverse split.

Restructuring Charges

We have approved restructuring plans to, among other things, reduce our workforce and consolidate facilities. Restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges are comprised primarily of: (1) severance and benefits termination costs related to the reduction of our workforce; (2) lease termination costs and/or costs associated with permanently vacating our facilities; (3) other incremental costs incurred as a direct result of the restructuring plan; and (4) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with SAB 100, Restructuring and Impairment Charges.

Severance and Termination Costs.  We account for severance and benefits termination costs as follows:

•	For exit or disposal activities initiated on or prior to December 31, 2002, we account for costs in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) (“EITF 94-3”). Accordingly, we record the liability related to these termination costs when the following conditions have been met: (1) management with the appropriate level of authority approves a termination plan that commits us to such plan and establishes the benefits the employees will receive upon termination; (2) the benefit arrangement is communicated to the employees in sufficient detail to enable the employees to determine the termination benefits; (3) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (4) the period of time to implement the plan does not indicate changes to the plan are likely.

•	For exit or disposal activities initiated after December 31, 2002, we account for costs in accordance with SFAS No. 146, Accounting For Costs Associated with Exit Activities (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This differs from EITF 94-3, which required that a liability for an exit cost be recognized at the date of an entity’s commitment to an exit plan.

Excess Facilities Costs.  We account for excess facilities costs as follows:

•	For exit or disposal activities initiated on or prior to December 31, 2002, we account for lease termination and/or abandonment costs in accordance with EITF Issue No. 88-10, Costs Associated with Lease Modification or Termination (“EITF 88-10”). Accordingly, we recorded the costs associated with lease termination and/or abandonment when the leased property had no substantive future use or benefit to us.

•	For exit or disposal activities initiated after December 31, 2002, we account for lease termination and/or abandonment costs in accordance with SFAS 146, which requires that a liability for such costs be recognized and measured initially at fair value on the cease use date of the facility.

Severance and termination costs and excess facilities costs we record under these provisions are not associated with nor do they benefit continuing activities.

Inherent in the estimation of the costs related to our restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. In determining the charges related to the restructurings to date, the majority of estimates made by management have related to charges for excess facilities. In determining the charges for excess facilities, we were required to estimate future sublease income, future net operating expenses of the facilities, and brokerage commissions, among other expenses. The most significant of these estimates have related to the timing and extent of future sublease income, which reduced our lease obligations. We based our estimates of sublease income, in part, on the opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facility, among other factors. We have recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS 5. Adjustments to the facilities accrual will be required if actual lease exit costs or sublease income differ from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management’s most current estimates.

On June 29, 2005, our Board of Directors approved a business restructuring plan, primarily consisting of headcount reductions, designed to adjust expenses to a level more consistent with anticipated revenues. The reduction included approximately 63 employees, or 22% of our workforce. We recorded severance charges of approximately $443,000 and $627,000 in the three-month periods ended September 30, 2005 and June 30, 2005, respectively.

As mentioned above, we have based our excess facilities accrual, in part, upon estimates of future sublease income. We have used the following factors, among others, in making such estimates: opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities. We recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS 5. Adjustments to the facilities accrual will be required if actual sublease income differs from amounts currently expected. We will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management’s most current estimates.

Cash and Cash Equivalents

We consider all debt and equity securities with maturities of three months or less at the date of purchase to be cash equivalents. Our short-term investments consist of debt and equity securities that are classified as available-for-sale. Our debt securities are carried at fair value with related unrealized gains or losses reported as other comprehensive income (loss), net of tax.

Our cash, and cash equivalents, at cost, which approximates fair value, consisted of the following as of March 31, 2006 (in thousands, unaudited)

Fair Value

Cash and certificates of deposits	$9,816
Money market	828

Total cash and equivalents	$10,644

Our cash and cash equivalents, at cost, which approximates fair value, consisted of the following as of December 31, 2005 (in thousands):

Fair Value

Cash and certificates of deposits	$4,030
Money market	819

Total cash and equivalents	$4,849

Concentrations of Credit Risk

Financial assets that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and trade accounts receivable. We maintain our cash and cash equivalents with two separate financial institutions. We market and sell our products throughout the world and perform ongoing credit evaluations of our customers. We maintain reserves for potential credit losses. For the three months ended March 31, 2006, no one customer accounted for more than 10% of total revenue or accounts receivable.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. We do not have any derivative financial instruments. We believe the reported carrying amounts of its financial instruments approximates fair value, based upon the short maturity of cash equivalents, accounts receivable and payable, and based on the current rates available to it on similar debt issues.

Foreign Currency

We license our products and maintain significant operations in foreign countries. Fluctuations in the value of foreign currencies, principally the Euro, relative to the United States dollar have impacted our operating results in the past and may do so in the future. We expect that international license, maintenance and consulting revenues will continue to account for a significant portion of our total revenues in the future. We pay the expenses of our international operations in local currencies and do not currently engage in hedging transactions with respect to such obligations.

Equity Investments

Our equity investments consist of investments in public and non-public companies that are accounted for under the cost method of accounting. Equity investments are accounted for under the cost method of accounting when we have a minority interest and do not have the ability to exercise significant influence. These investments are classified as available for sale and are carried at fair value when readily determinable market values exist or at cost when such market values do not exist. Adjustments to fair value are recorded as a component of other comprehensive income unless the investments are considered permanently impaired in which case the adjustment is recorded as a component of other income (expense), net in the condensed consolidated statement of operations. We had no long-term equity investments in public and non-public companies as of March 31, 2006. There was not any “other than temporary write-down” during the three months ended March 31, 2006 related to long-term equity investments.

Legal Matters

Our current estimated range of liability related to pending litigation is based on claims for which it is probable that a liability has been incurred and we can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those claims, where there is a range of loss. We do not believe the ultimate resolution of these matters will have a material adverse impact on our financial position or results of operations. As additional information becomes available, we will assess the potential liability related to its pending litigation and revise our estimates, if necessary.

Three Months Ended March 31, 2006 compared to Three Months Ended March 31, 2005 (unaudited)

Statement of Operations as a Percent of Total Revenues

The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the three months ended March 31:

	Three Months
	Ended
	March 31,
	2005	2006

Revenues:
Software licenses	27%	23%
Services	73	77

Total revenues	100	100
Cost of revenues:
Cost of software licenses	—	—
Cost of services	37	32

Total cost of revenues	36	32

Gross profit	64	67

Operating expenses:
Research and development	26	21
Sales and marketing	36	19
General and administrative	15	13
Business combination costs	—	—
Restructuring charge (credit)	(4)	4
Impairment of goodwill and other intangibles	—	—

Total operating expenses	73	57

Operating income (loss)	(9)	10
Other (expense) income, net	42	(2)

Earnings (loss) before provision for income taxes	33	8

Results of Operations for the Three Months ended March 31, 2006 versus 2005

Revenues

Total revenues decreased 23% during the three months ended March 31, 2006 to $12.6 million as compared to $16.4 million for the three months ended March 31, 2005. A summary of our revenues by geographic region is as follows (dollars in thousands, unaudited):

	Software
	Licenses	%	Services	%	Total	%

Three Months Ended:
March 31, 2005
Americas	$1,914	43%	$6,724	56%	$8,638	53%
Europe	1,706	39	4,212	35	5,918	36
Asia Pacific	796	18	1,015	9	1,811	11

Total	$4,416	100%	$11,951	100%	$16,367	100%
March 31, 2006
Americas	$2,265	79%	$7,754	80%	$10,019	79%
Europe	346	12	925	9	1,271	10
Asia Pacific	271	9	1,063	11	1,334	11

Total	$2,882	100%	$9,742	100%	$12,624	100%

We operate in a competitive industry. There have been declines in both the technology industry and in general economic conditions since the beginning of 2001. These declines may continue. Financial comparisons discussed herein may not be indicative of future performance.

Software license revenues decreased 34% during the three months ended March 31, 2006 to $2.9 million as compared to $4.4 million for the three months ended March 31, 2005. License revenue in all areas declined due to the selling challenges created by our deteriorating financial condition.

Services revenues consisting of consulting revenues, customer training revenues and maintenance revenues decreased 19% during the three months ended March 31, 2006 to $9.7 million as compared to $12.0 million for the three months ended March 31, 2005. The decrease in service revenues was attributable to both lower maintenance and consulting revenues. Maintenance revenues decreased 13% for the three months ended March 31, 2005 to $5.9 million as compared to $6.8 million for the three months ended March 31, 2005. Maintenance revenue decreased due to a decline in customer licenses and certain existing customers declining the renewal of annual maintenance services. Consulting revenues decreased 25% for the three months ended March 31, 2006 to $3.8 million as compared to $5.1 million for the three months ended March 31, 2005. Consulting revenues decreased as a result of software license revenue decline.

Cost of Revenues

Cost of software license revenues includes the costs of product media, duplication, packaging and other manufacturing costs, as well as royalties payable to third parties for software that is either embedded in, or bundled and licensed with, our products. Cost of services consists primarily of employee-related costs, third-party consultant fees incurred on consulting projects, post-contract customer support and instructional training services. A summary of our cost of revenues is as follows (dollars in thousands, unaudited):

	Three Months Ended March 31,
	2005	%	2006	%

Cost of (credit for) software licenses(1)	$(57)	(1)%	62	1%
Cost of services(2)	5,980	37	4,058	32

Total cost of revenues(3)	5,923	36	4,120	33%

(1)	Percentages are calculated based on total software license revenues for the period indicated

(2)	Percentages are calculated based on total services revenues for the period indicated

(3)	Percentages are calculated based on total revenues for the period indicated

Cost of (credit for) software licenses increased in absolute dollar terms during the three months ended March 31, 2006 to $62,000 as compared to $(57,000) for the three months ended March 31, 2005. This increase was primarily due to the reversal of some royalty costs no longer considered payable in the quarter ended March 31, 2005.

Cost of services decreased $1.8 million in absolute dollar terms during the three months ended March 31, 2006 to $4.1 million as compared to $5.9 million for the three months ended March 31, 2005. This decline was attributable to lower consulting headcount in Europe and the Middle East regions and lower customer support headcount in the Americas, as well as decreased revenue. This was partially offset by an increase in consulting spending in the Americas.

Gross margin increased to 67% during the three months ended March 31, 2006 from 64% for the three months ended March 31, 2005. The increase is a result of the Company’s restructuring and cost control plans.

Operating Expenses and Other Income, net

Operating expenses consists of the following:

•	Research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Costs incurred for the research and development of new software products are expensed as incurred until such time that technological feasibility, in the form of a working model, is established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. date, we have not capitalized any costs related to the development of software for external use.

•	Sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as collateral materials, trade shows, public relations, advertising, and creative services.

•	General and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable and professional service fees.

•	Restructuring charges represent costs incurred to restructure company operations. These charges, including charges for excess facilities, severance and certain non-cash items, were recorded under the provisions of EITF 94-3, and SFAS 146.

A summary of operating expenses is set forth in the following table. The percentage of expenses is calculated based on total revenues (dollars in thousands, unaudited):

	Three Months Ended
	March 31,
	2005	%(1)	2006	%(1)

Research and development	$4,287	26%	2,631	21%
Sales and marketing	5,811	36	2,381	19
General and administrative	2,535	15	1,738	13
Restructuring charges	(704)	(4)	490	4

Total operating expenses	$11,929	73	7,240	57%

(1)	Expressed as a percent of total revenues for the period indicated

Research and development expenses decreased 39% during the three months ended March 31, 2006 to $2.7 million as compared to $4.3 million for the three months ended March 31, 2005. The decrease in research and development expenses was primarily attributable to reduced headcount as a result of layoffs, natural attrition and lower overhead allocations.

Sales and marketing expenses decreased 59% during the three months ended March 31, 2006 to $2.4 million as compared to $5.8 million for the three months ended March 31, 2005. The decreases were primarily attributable to reduction in the sales organization combined with lower commissions on lower license revenue.

General and administrative expenses decreased 31% during the three months ended March 31, 2006 to $1.7 million as compared to $2.5 million for the three months ended March 31, 2005. The decrease was primarily attributable to a layoffs, natural attrition and function consolidations.

Restructuring charges.  Through March 31, 2006, we have approved restructuring plans to, among other things, reduce our workforce and consolidate facilities. Restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. Our restructuring charges are comprised primarily of: (i) severance and benefits termination costs related to the reduction of our workforce; (ii) lease termination costs and/or costs associated with permanently vacating our facilities; (iii) other incremental costs incurred as a direct result of the restructuring plan; and (iv) impairment costs related to certain long-lived assets abandoned. We account for each of these costs in accordance with SAB 100.

As of March 31, 2006, the total restructuring accrual of $6.9 million consisted of the following (in millions):

	Current	Non-Current	Total

Severance and Termination	$0.4	$—	$0.4
Excess Facilities	5.0	1.5	6.5

Total	$5.4	$1.5	$6.9

We estimate that the $0.4 million severance and termination accrual will be nearly paid in full by December 31, 2006. We expect to pay the excess facilities amounts related to restructured or abandoned leased space as follows (in millions):

Total Future
Minimum
Years Ending December 31,	Payments

2006	4.8
2007	0.7
2008	0.4
2009	0.4
2010	0.2

Total minimum facilities payments	$6.5

The following table summarizes the activity related to the restructuring plans initiated subsequent to December 31, 2002, and accounted for in accordance with SFAS 146 (in thousands, unaudited):

		Amounts
	Accrued	Charged to
	Restructuring	Restructuring		Accrued
	Costs	Costs	Amounts Paid	Restructuring
	Beginning	and Other	or Written Off	Costs, Ending

Three Months Ended March 31, 2005
Lease cancellations and commitments	$21,824	$(631)	$(17,347)	$3,846
Termination payments to employees and related costs	365	(95)	(155)	115

	$22,189	$(726)	$(17,502)	$3,961
Three Months Ended March 31, 2006
Lease cancellations and commitments	$4,188	$108	$—	$4,296
Termination payments to employees and related costs	105	374	(376)	103

	$4,293	$482	$(376)	$4,399

The following table summarizes the activity related to the restructuring plans initiated on or prior to December 31, 2002, and accounted for in accordance with EITF 94-3 (in thousands, unaudited):

		Amounts
	Accrued	Charged to
	Restructuring	Restructuring		Accrued
	Costs,	Costs	Amounts Paid	Restructuring
	Beginning	and Other	or Written Off	Costs, Ending

Three Months Ended March 31, 2005
Lease cancellations and commitments	$11,515	$22	$(2,666)	$8,871
Termination payments to employees and related costs	459	—	(14)	445

	$11,974	$22	$(2,680)	$9,316
Three Months Ended March 31, 2006
Lease cancellations and commitments	2,651	8	(436)	2,223
Termination payments to employees and related costs	311	—	8	319

	2,962	8	(428)	2,542

The Company has based its excess facilities accrual, in part, upon estimates of future sublease income. The Company has used the following factors, among others, in making such estimates: opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities. The Company has recorded the low-end of a range of assumptions modeled for restructuring charges, in accordance with SFAS 5. Adjustments to the facilities accrual will be required if actual sublease income differs from amounts currently expected. The Company will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to our restructuring obligations in current operations based on management’s most current estimates.

Interest income, net was income of $107,000 for the three months ended March 31, 2006 as compared to expense of $1.7 million for the three months ended March 31, 2005. Interest expense decreased in the first quarter of 2006 due to the Note Conversion.

(Loss) gain on revaluation of warrants and change in value of derivatives was a loss of $370,000 for the three months ended March 31, 2006 as compared to a gain of $8.0 million for the three months ended March 31, 2005. The decrease was primarily because the Company entered an agreement in December 2005 to cancel the Notes in exchange for common stock; therefore there was no amortization associated with the Notes.

Other (expense) income, net, was an expense of $36,000 for the three months ended March 31, 2006 as compared to income of $598,000 for the three months ended March 31, 2005. The income in the three months ended March 31, 2005 was primarily due to recognition of gains on the disposition of equity investments.

(Provision) benefit for Income Taxes, was a provision of $156,000 for the three months ended March 31, 2006. The expenses related to Alternative Minimum Taxes (AMT) calculated at both Federal and state levels after net operating loss (NOL) carryforwards have been applied. For the three months ended March 31, 2005, we recorded a tax benefit of $2.0 million related to the reversal of certain income tax accruals determined during the first quarter to be no longer required.

Liquidity and Capital Resources

Background and Overview

At March 31, 2006, the Company’s current liabilities exceeded current assets by approximately $13.2 million (negative working capital) resulting in a working capital ratio of approximately 0.66 to 1.0. At December 31, 2005, our current liabilities exceeded our current assets by approximately $35.9 million (negative working capital) resulting in a working capital ratio of approximately 0.35 to 1.0. As of December 31, 2005, cash, cash equivalents, and restricted cash and investments totaled $4.8 million, which represents a decrease of $37.1 million as compared to a balance of $41.9 million on December 31, 2004. This decrease was primarily attributable to the payment of lease settlement obligations, payments of debt-related obligations and net cash used for operations during the year ended December 31, 2005. Based on our current liquidity position, our analysis of the components of our current assets and liabilities, our actual financial results for the first quarter of 2006 and our internal financial forecast for the balance of the year, we currently expect to be able to fund our working capital requirements through at least the end of 2006 from our existing cash and cash equivalents and our anticipated cash flows from operations and subleases. Our Chairman, Chief Executive Officer and majority stockholder has committed to provide, upon our request at any time through December 31, 2006, up to $5 million of working capital support through cash, debt guarantees or a combination thereof on mutually satisfactory terms. Accordingly, no adjustments have been made to the carrying values or classification of the assets and liabilities in the accompanying financial statements to take account of any uncertainty as to our ability to continue as a going concern.

Our capital requirements relate primarily to facilities, employee infrastructure and working capital needs. Historically, the Company has funded its cash requirements primarily through public and private sales of equity and debt securities, and commercial credit facilities. As of March 31, 2006, cash, cash equivalents, and restricted cash and investments totaled $10.6 million, which represents an increase of $5.8 million as compared to a balance of $4.8 million on December 31, 2005. This increase was primarily attributable to net cash generated from operations during the three months ended March 31, 2006.

	March 31,	December 31,
	2006	2005
	(Unaudited)

Cash and cash equivalents	$10,644	$4,849
Restricted cash and investments, net of current portion	$1,796	$1,997
Working capital (deficit)	$(13,214)	$(35,872)
Working capital ratio	0.66	0.35

Commitments totaling $2.0 million in the form of standby letters of credit were issued on our behalf from financial institutions as of March 31, 2006 and December 31, 2005, respectively, primarily in favor of our various landlords to secure obligations under our facility leases. Accordingly, $1.8 million and $2.0 million have been presented as restricted cash in the accompanying Condensed Consolidated Balance Sheets at March 31, 2006 and December 31, 2005, respectively.

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We had no derivative financial instruments as of March 31, 2006 and December 31, 2005. We place our investments in instruments that meet high credit quality standards and the amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest rate risk related to borrowings historically has been minimal as interest expense related to adjustable rate borrowings has been immaterial for the three months ended March 31, 2006 and 2005.

Cash Provided By (Used For) Operating Activities

Cash provided by operating activities was $5.9 million for the three months ended March 31, 2006. The primary reason for the net cash provided by operating activities was $5.4 million of unearned revenue and deferred maintenance revenue received in the quarter as a result of our receipt of customer payments prior to the time we have performed all material obligations to be performed by us as under the applicable agreement and the Company received payment of $5.0 million from one customer. Other significant adjustments to reconcile net loss to cash provided by operating activities included net increases in accounts receivable and decreases in accounts payable aggregating approximately $1.4 million.

Cash used for operating activities was $25.3 million for the three months ended March 31, 2005. The primary reason for the net cash used by operating activities was due to the payment of accrued liabilities related to restructuring of $20.9 million, offset by net income of $7.4 million. Other significant adjustments to reconcile net income to cash used for operating activities included the non-cash gain on sale of cost method investments of

$1.2 million, the non-cash release of income tax reserves of $2.0 million, accounts payable and accrued expenses of $2.3 million, and the gain on revaluation of warrants to fair value of $8.0 million.

Cash Provided By (Used For) Investing Activities

Cash used in investing activities was $21,000 for the three months ended March 31, 2006 and was due to purchase of property and equipment. Cash provided by investing activities was $20.5 million for the three months ended March 31, 2005 and was primarily due to transfers from restricted cash of $19.1 million and proceeds from dividends of $1.1 million. Our capital expenditures consisted of purchases of operating resources to manage our operations and consisted primarily of computer hardware and software.

Cash (Used For) Provided By Financing Activities

Cash used in financing activities was $112,000 for the three months ended March 31, 2006, mainly as a result paying down bank term debt. Cash provided by financing activities was $120,000 for the three months ended March 31, 2005, consisting mainly of $370,000 in proceeds from the issuance of common stock to offset net payment to convertible notes of $250,000.

Leases and Other Contractual Obligations

We lease our headquarters facility and our other facilities under non-cancelable operating lease agreements expiring through the year 2012. Under the terms of the agreements, we are required to pay lease costs, property taxes, insurance and normal maintenance costs.

A summary of total future minimum lease payments as of March 31, 2006, under noncancelable operating lease agreements, is as follows (in millions):

Operating
Years Ending December 31,	Leases

2006	$3.0
2007	3.9
2008	2.1
2009	2.1
2010 and thereafter	4.1

Total minimum lease payments	$15.2

Restricted cash represents collateral for letters of credit, all of which are due to mature within one year.

Year Ended December 31, 2005 compared to the Year Ended December 31, 2004 compared to the Year Ended December 31, 2003.

Statement of Operations as a Percent of Total Revenues

The following table sets forth certain items reflected in our consolidated statements of operations expressed as a percent of total revenues for the periods indicated.

	2003	2004	2005
		(restated)

Revenues:
Software licenses	34%	34%	24%
Services	66	66	76

Total revenues	100	100	100

	2003	2004	2005
		(restated)

Cost of revenues:
Cost of software licenses	3	2	—
Cost of services	29	32	36

Total cost of revenues	32	34	36
Gross profit	68	66	64
Operating expenses:
Research and development	24	23	23
Sales and marketing	30	35	27
General and administrative	11	12	16
Litigation settlement costs	5	—	—
Goodwill and intangible amortization	1	—	52
Restructuring charge	40	(30)	(1)
Impairment of assets	—	—	5

Total operating expenses	111	40	122

Operating income (loss)	(43)	26	(58)
Other (expense) income, net	3	(3)	(11)

Income (loss) before provision for income taxes	(40)	23	(69)
Provision for income taxes	—	1	4

Net income (loss)	(40)%	24%	(65)%

Results of Operations for the Years ended December 31, 2005 as compared to 2004 and 2003

Revenues

A summary of our revenues by geographic region is as follows (dollars in thousands, unaudited):

	Software	%	Services	%	Total	%
	(Dollars in thousands)

Year Ended December 31, 2003:
Americas	$14,435	48	$30,700	53	$45,135	51
Europe	11,725	39	23,733	41	35,458	40
Asia/Pacific	4,070	13	3,418	6	7,488	9

Total	$30,230	100	$57,851	100	$88,081	100
Year Ended December 31, 2004:
Americas	$9,545	36	$27,733	54	$37,278	48
Europe	13,894	52	19,427	38	33,321	43
Asia/Pacific	3,444	12	3,961	8	7,405	9

Total	$26,883	100	$51,121	100	$78,004	100

Year Ended December 31, 2005:
Americas	$7,615	52	$26,713	59	$34,328	57
Europe	4,918	33	15,310	34	20,228	34
Asia/Pacific	2,188	15	3,377	7	5,565	9

Total	$14,721	100%	$45,400	100%	$60,121	100%

Revenues

Total revenues for the year ended December 31, 2005 were $60.1 million, down $17.9 million, or 23%, from $78.0 million for the prior year. License revenue from the sales of software licenses declined from $26.9 million to $14.7 million due to fewer license transactions, in part due to uncertainty among current and potential customers about our long-term financial viability. Maintenance revenue, which is generally derived from maintenance contracts sold with initial customer licenses and from subsequent contract renewals, declined from $31.2 million to $26.3 million due to certain customers choosing to not fully renew maintenance contracts, together with the decline in new license revenue. Consulting revenue, which is generally related to services in connection with our licensed software, declined from $19.9 million to $19.1 million, primarily due to lower employee and third-party contractor headcount and the resulting decline in capacity.

Total revenues for the year ended December 31, 2004 were $78.0 million, down $10.1 million, or 11%, from $88.1 million for the prior year. This decline consisted of a decrease in software license revenue of $3.3 million, or 11%, and a decrease in services revenue of $6.7 million, or 12%. The fiscal 2004 decrease in software license revenues was primarily attributable to continued weakness in the information technology market due to economic uncertainties throughout 2004. The decrease in services revenue consisted of decreases in both maintenance and support ($4.6 million) and consulting services revenue ($2.1 million). These decreases were a result of a corresponding decline in software license revenues and of weak economic conditions during the fiscal year.

Total revenues for the year ended December 31, 2003 were $88.1 million, down $27.8 million, or 24%, from $115.9 million for the prior year. This decline consisted of a decrease in software license revenue of $10.3 million, or 25%, and a decrease in services revenue of $17.6 million, or 23%. The fiscal 2003 decrease in software license revenues was primarily attributable to continued weakness in the information technology market due to economic uncertainties throughout 2003. The decrease in services revenue consisted of decreases in both maintenance and support ($2.9 million) and consulting services revenue ($14.7 million). These decreases were a result of a corresponding decline in software license revenues and of weak economic conditions during the fiscal year.

Cost of Revenues

Cost of (credit for) software licenses includes the net costs of product media, duplication, packaging and other manufacturing costs as well as royalties payable to third parties for software that is either embedded in, or bundled and sold with, our products.

Cost of services consists primarily of employee-related costs, third-party consultant fees incurred on consulting projects, post-contract customer support and instructional training services.

	Years Ended December 31,
	2005	%	2004	%	2003	%
	(Dollars in thousands)

Cost of (credit for) software licenses(1)	$(38)	—%	$1,303	5%	$2,561	8%
Cost of services(2)	21,931	48	24,978	49	25,708	44

Total cost of revenues(3)	$21,893	36%	$26,281	34%	$28,269	32%

(1)	Percentage is calculated based on total software license revenues for the period indicated.

(2)	Percentage is calculated based on total services revenues for the period indicated.

(3)	Percentage is calculated based on total revenues for the period indicated.

Cost of (credit for) software licenses for the year ended December 31, 2005, decreased $1.3 million, or over 100%, on a year-over-year basis. Cost of software licenses as a percent of license revenues was 0% in 2005 as compared to 5% in 2004. The decrease in absolute dollars is a result of decreased license revenues, a decreased proportion of license revenues generated from royalty-bearing products and certain credits related to accruals determined to no longer be necessary.

Cost of software licenses for the year ended December 31, 2004, decreased $1.3 million, or 49%, on a year-over-year basis. Cost of software licenses as a percent of license revenues was 5% in 2004 as compared to 8% in 2003. The decrease in absolute dollars is a result of decreased license revenues.

Cost of software licenses for the year ended December 31, 2003 decreased $5.6 million, or 69%, on a year-over-year basis. Cost of software licenses as a percent of license revenues was 8% in 2003 as compared to 20% in 2002. The decrease in absolute dollars is a result of decreased license revenues, including revenue generated from our products that embed or include third-party products. During the fourth quarter of fiscal year 2002, we recorded a provision of $3.2 million related to prepaid royalties for software we no longer intended to utilize.

Cost of services for the year ended December 31, 2005 decreased $3.0 million, or 12%, on a year-over-year basis. Cost of services as a percent of services revenues was 48% in 2005 as compared to 49% in 2004. The decrease in absolute dollar terms was the result of the reduction in consulting headcount and third-party consultant costs that occurred during the 2005 fiscal year. The decrease as a percent of services revenue is due to certain staffing efficiencies gained during the year.

Cost of services for the year ended December 31, 2004 decreased $0.7 million, or 3%, on a year-over-year basis. Cost of services as a percent of services revenues was 49% in 2004 as compared to 44% in 2003. The decrease in absolute dollar terms during 2004 as compared to 2003 was the result of reductions in consulting headcount and third-party consultant costs that occurred during the 2004 fiscal year. The increase as a percent of services revenue is due to higher outsourcing costs, due in part to turnover in senior project positions.

Cost of services for the year ended December 31, 2003 decreased $13.2 million, or 34%, on a year-over-year basis. Cost of services as a percent of services revenues was 44% in 2003 as compared to 52% in 2002. The decreases in absolute dollar terms and as a percentage of revenue during 2003 as compared to 2002 were the result of reductions in consulting headcount and third-party consultant costs that occurred during the 2003 fiscal year.

The number of total consulting employees was 50 as of December 31, 2005, 77 as of December 31, 2004, and 98 as of December 31, 2003.

Operating Expenses

Operating expenses consist of the following:

•	Research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Costs incurred for the research and development of new software products are expensed as incurred until such time that technological feasibility, in the form of a working model, is established at which time such costs are capitalized and recorded at the lower of unamortized cost or net realizable value. The costs incurred subsequent to the establishment of a working model but prior to general release of the product have not been significant. To date, we have not capitalized any costs related to the development of software for external use.

•	Sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as collateral materials, trade shows, public relations, advertising and creative services.

•	General and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable and professional service fees.

•	Litigation settlement costs consist of costs incurred to settle pending or threatened litigation matters.

•	Goodwill and intangible write-offs and amortization represents costs to write-off or amortize goodwill and other intangible assets. As of January 1, 2002, we no longer amortize goodwill or the assembled workforce as we have identified the assembled workforce as an intangible asset that does not meet the criteria of a recognizable intangible asset as defined by SFAS 142.

•	Restructuring (reversals) charges represent costs incurred to restructure our operations. These charges, including charges for excess facilities, severance and certain non-cash items, were recorded under the provisions of EITF 94-3, and SFAS 146.

•	Business combination charges represent costs incurred in connection with merger or acquisition activity.

A summary of operating expenses is set forth in the following table (dollars in thousands, percentages are based on total revenues):

	Years Ended December 31,
	2005	%	2004	%	2003	%

Research and development	$13,831	23%	$18,024	23%	$21,067	24%
Sales and marketing	16,208	27	27,340	35	26,394	30
General and administrative	9,479	16	9,538	12	9,790	11
Litigation settlement costs	—	—	—	—	4,250	5
Goodwill write-offs and amortization	31,368	52	—	—	886	1
Restructuring (reversals) charges	(462)	(1)	(23,545)	(30)	35,356	40
Business combination charges	2,817	5	—	—	—	—

Total operating expenses	$73,241	122%	$31,357	40%	$97,743	111%

Research and development.  Research and development expenses decreased $4.2 million, or 23% in 2005 compared to 2004, $3.0 million, or 14%, in 2004 compared to 2003, and $20.4 million, or 49%, in 2003 compared to 2002. The decreases in all years were primarily attributable to reductions in staffing levels resulting in decreased salary and salary related costs, as well as other cost-cutting efforts taken as part of our restructuring plan, such as the consolidation of facilities.

Sales and marketing.  Sales and marketing expenses decreased $11.1 million, or 41% in 2005 compared to 2004, increased $1.0 million, or 4%, in 2004 compared to 2003, and decreased $22.5 million, or 46%, in 2003 compared to 2002. Sales and marketing expenses increased in 2004 due to the launch of our latest product, BroadVision Process. In 2005 and 2003, sales and marketing expenses decreased primarily due to decreased salary expense as a result of reductions in force, decreased variable compensation due to lower revenues, and decreased facility, travel and marketing program costs as a result of various cost-cutting actions.

General and administrative.  General and administrative expenses decreased less than 1% in 2005 as compared to 2004. Costs as a percentage of revenue increased in 2005 due to continued Sarbanes-Oxley compliance costs and a significant number of SEC filings. General and administrative expenses decreased $250,000, or 3%, in 2004 compared to 2003, and $6.5 million, or 40%, in 2003 compared to 2002. The decreases in both years were primarily attributable to decreases in salary expenses as a result of reductions in force, professional services expenses as a result of cost cutting measures, reserves of accounts receivable due to better than expected collection efforts and declining accounts receivable balances, and continued facilities consolidations.

Litigation settlement costs.  During the third quarter of 2003, we settled outstanding litigation, which resulted in a charge of $4.3 million. The settlement involved payments for past royalties and certain legal expenses and license fees that were due and payable in future periods. These payments did not have a material effect on our business, financial condition or results of operations.

Goodwill write-offs and amortization.  On April 14, 2000, we acquired all of the outstanding common stock of Interleaf, Inc. in a transaction accounted for as a purchase business combination. As a result of this transaction, we recorded goodwill and other intangible assets of $794.7 million. Amortization of recognizable intangible assets related to the Interleaf transaction was $3.5 million in 2002. In the third quarter of 2005, we determined that an impairment of the goodwill had occurred, and therefore we recorded a write-off of $13.2 million as an estimated impairment amount. In the fourth quarter of 2005, we recorded an additional charge of $18.2 million related to a revision of that estimate. See further discussion below.

Restructuring (reversals) charges.  We approved restructuring plans to, among other things, reduce our workforce and consolidate facilities. These restructuring and asset impairment charges were taken to align our cost structure with changing market conditions and to create a more efficient organization. In fiscal 2005, we recorded a restructuring credit of $462,000, primarily due to an additional sublease entered into for a portion of our headquarters facility. In fiscal 2004, we reached agreement with several landlords to extinguish approximately

$155.0 million of obligations related to excess facility leases, which contributed to a pre-tax net restructuring credit during the year of $23.5 million. Pretax charges of $35.4 million were recorded during the year ended December 31, 2003. During each period, we recorded the low-end of a range of assumptions modeled for the restructuring charges, in accordance with SFAS No. 5, Accounting for Contingencies. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon the then current actual events and circumstances.

Business combination charges.  We recorded business combination charges of $2.8 million in the year ended December 31,2005, related to the termination of the merger agreement with a wholly-owned subsidiary of Vector.

The following table summarizes the restructuring accrual activity recorded during the three-years ended December 31, 2005 (in thousands):

	Severance
	and	Facilities/Excess
	Benefits	Assets	Total

Accrual balances, December 31, 2002	$1,504	$94,691	$96,195
Restructuring charges	1,509	33,847	35,356
Cash payments	(2,342)	(23,829)	(26,171)

Accrual balances, December 31, 2003	671	104,709	105,380
Restructuring charges	1,114	(24,659)	(23,545)
Cash payments	(961)	(46,711)	(47,672)

Accrual balances, December 31, 2004	824	33,339	34,163
Restructuring charges (credits)	1,006	(1,468)	(462)
Cash payments	(1,414)	(25,032)	(26,446)

Accrual balances, December 31, 2005	$416	$6,839	$7,255

The severance and benefits accrual for each period included severance, payroll taxes and COBRA benefits related to restructuring plans implemented prior to the balance sheet date. The facilities/excess assets accrual for each period included future minimum lease payments, fees and expenses, net of estimated sublease income and planned company occupancy, and related leasehold improvement amounts payable subsequent to the balance sheet date for which the provisions of EITF 94-3 or SFAS 146, as applicable, were satisfied. See further discussion below. In determining estimated future sublease income, the following factors were considered, among others: opinions of independent real estate experts, current market conditions and rental rates, an assessment of the time period over which reasonable estimates could be made, the status of negotiations with potential subtenants, and the location of the respective facilities.

The nature of the charges and credits in 2005 were as follows:

•	Severance and benefits — On June 29, 2005, our Board of Directors approved a business restructuring plan, primarily consisting of headcount reductions, designed to adjust expenses to a level more consistent with anticipated revenues. The reduction included approximately 63 employees, or 22% of our workforce. We recorded severance charges of approximately $1.0 million in the year ended December 31, 2005, related to workforce reductions as a component of our restructuring plans executed during the year. We estimate that the accrual as of December 31, 2005 of $416,000 will be paid in full by December 31, 2006.

•	Facilities/excess assets — During the twelve months ended December 31, 2005, we recorded a facilities-related restructuring credit of $1.5 million. During the third and fourth quarters of 2004 and the first quarter of 2005, we reached agreements with certain landlords to extinguish future real estate obligations. We made cash payments of $25.0 million during the twelve months ended December 31, 2005 related to these agreements.

The nature of the charges and credits in 2004 were as follows:

•	Severance and benefits — We recorded a charge of $1.1 million during the twelve months ended December 31, 2004, related to workforce reductions as a component of the our restructuring plans executed during the year.

•	Facilities/excess assets — During the twelve months ended December 31, 2004, we recorded a facilities-related restructuring credit of $24.7 million. During the third and fourth quarters of 2004, we reached agreements with certain landlords to extinguish approximately $155.0 million of future real estate obligations. We made cash payments of $19.0 million during the third quarter and $1.7 million during the fourth quarter. Standby letters of credit of $21.9 million were issued on our behalf from financial institutions as of December 31, 2004, in favor of the landlords to secure the fiscal 2005 payments. Accordingly, $21.9 million, along with additional letters of credit securing other long-term leases of $2.3 million, has been included in restricted cash in the accompanying Consolidated Balance Sheets at December 31, 2004. We also transferred ownership of certain furniture, fixtures, and leasehold improvements with a net book value of $8.5 million to the previous landlords.

As a component of the settlement of one of the previous leases, we have a residual lease obligation beginning in 2007 of approximately $9.1 million. We may make an additional cash payment of $4.5 million if we exercise an option to terminate this residual real estate obligation prior to the commencement of the lease term (January 2007). This option to terminate the residual lease obligation is accounted for in accordance with SFAS 146 and is a part of the facilities related restructuring credit of $24.6 million recorded in fiscal 2004.

In connection with one of the buyout transactions, we issued to the landlord a five-year warrant to purchase approximately 700,000 shares of our common stock at an exercise price of $5.00 per share, exercisable beginning in August 2005.

The nature of the charges in 2003 is as follows:

•	Severance and benefits — The $1.5 million charge in fiscal 2003 related to workforce reductions as a component of our restructuring plans executed during the year.

•	Facilities/excess assets — During the twelve months ended December 31, 2003, we recorded a facilities-related restructuring charge of $33.8 million. This charge related to our revisions of estimates with respect to the planned future occupancy and anticipated future subleases. These revisions were necessary due to a reduction in our planned future space needs and a further decline in the market for commercial real estate. We estimated future sublease timing and rates based upon current market indicators and information obtained from a third party real estate expert.

As of December 31, 2005, the total restructuring accrual of $7.2 million consisted of the following (in millions):

		Non-
	Current	Current	Total

Severance and Termination	$0.4	$—	$0.4
Excess Facilities	5.1	1.7	6.8

Total	$5.5	$1.7	$7.2

We estimate that the severance and termination accrual will be paid in full by December 31, 2006. We expect to pay the excess facilities amounts related to restructured or abandoned leased space as follows (in millions):

Total Future
Years Ending December 31,	Payments

2006	$5.1
2007	0.7
2008	0.4
2009	0.4
2010	0.2

Total minimum facilities payments	$6.8

Of this excess facilities accrual, $4.2 million relates to payments due in fiscal 2006 under lease termination agreements, and $2.6 million relates to future minimum lease payments, fees and expenses, net of estimated sublease income and planned company occupancy.

Activity related to the restructuring plans prior to January 1, 2003 is accounted for in accordance with EITF 94-3. Activity after January 1, 2003 is accounted for in accordance with SFAS 146, with the exception of amounts that were the result of changes in assumptions to restructuring plans that were initiated prior to January 1, 2003.

The following table summarizes the activity related to the restructuring plans initiated after January 1, 2003, and accounted for in accordance with FAS 146 (in thousands):

		Amounts
		Charged to
	Accrued	Restructuring	Amounts	Accrued
	Restructuring	Costs and	Paid or	Restructuring
	Costs, Beginning	Other	Written Off	Costs, Ending

Year Ended December 31, 2005:
Lease cancellations and commitments	$21,824	$(821)	$(16,815)	$4,188
Termination payments to employees and related costs	365	1,006	(1,266)	105

	$22,189	$185	$(18,081)	$4,293

Year Ended December 31, 2004:
Lease cancellations and commitments	$21,683	$9,594	$(9,453)	$21,824
Termination payments to employees and related costs	242	1,114	(991)	365
Write-off on disposal of assets and related costs	—	(1,193)	1,193	—

	$21,925	$9,515	$(9,251)	$22,189

The following table summarizes the activity related to the restructuring plans initiated prior to January 1, 2003, and accounted for in accordance with EITF 94-3 (in thousands):

		Amounts	Amounts
		Charged to	Reversed to	Amounts
	Accrued	Restructuring	Restructuring	Paid or	Accrued
	Restructuring	Costs and	Costs and	Written	Restructuring
	Costs, Beginning	Other	Other	Off	Costs, Ending

Year Ended December 31, 2005:
Lease cancellations and commitments	$11,515	$—	$(647)	$(8,217)	$2,651
Termination payments to employees and related costs	459	—	—	(148)	311

	$11,974	$—	$(647)	$(8,365)	$2,962

Year Ended December 31, 2004:
Lease cancellations and commitments	$83,026	$(32,584)	$—	$(38,927)	$11,515
Termination payments to employees and related costs	429	—	—	30	459
Write-off on disposal of assets and related costs	—	(477)	—	477	—

	$83,455	$(33,061)	$—	$(38,420)	$11,974

Year Ended December 31, 2003:
Lease cancellations and commitments	$94,691	$11,649	$—	$(23,314)	$83,026
Termination payments to employees and related costs	1,425	41	—	(1,037)	429
Write-off on disposal of assets and related costs	79	(41)	(26)	(12)	—

	$96,195	$11,649	$(26)	$(24,363)	$83,455

Goodwill and intangible write-offs

In the quarter ended September 30, 2005, we recognized a goodwill impairment charge of $13.2 million as an estimated impairment in accordance with the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As of September 30, 2005, we performed Step 1 under the provisions of SFAS 142 by determining that we have a single reporting unit and then comparing our net book value to the our market capitalization based upon the quoted market price of our stock. Based upon the results of Step 1 and as permitted under SFAS 142, we estimated the impairment charge under Step 2 by estimating the fair value of all other assets and liabilities of the reporting unit. Subsequent to the issuance of our third quarter financial statements, we obtained a third-party valuation report, completed Step 2 and recorded an adjustment to the original estimate (recognized an additional impairment charge) of $18.2 million in the quarter ended December 31, 2005. Further, as of December 31, 2005, we performed a goodwill impairment analysis under Step 1. Because the fair value was determined to be greater than book value, Step 2 under SFAS 142 was not required, and therefore no additional impairment was necessary at December 31, 2005.

Other Income (Expense), net

Other income (expense), net, consists of the following (dollars in thousands, percentages are based upon total revenues):

	Years Ended December 31,
	2005	%(1)	2004	%(1)	2003	%(1)

Interest (expense) income, net	$(10,094)	(17)%	$(629)	(1)%	$803	1%
Income (expense) from derivatives	11,346	19	(2,421)	(3)	—	—
Loss on debt extinguishment	(6,967)	(12)	—	—	—	—
Other income (expense), net	(849)	(1)	941	1	2,096	2

(1)	Percentage is calculated based on total revenues for the period indicated.

Net interest (expense) income includes interest income on invested funds, less interest on the face amount of the Notes and on bank debt and the amortization of the discount on the Notes. Net interest expense increased by $9.5 million in 2005 as compared to 2004 due to the following factors: 1) we issued the Notes in November 2004 that were outstanding for the majority of fiscal year 2005, significantly increasing the amount of interest expense for the year, and 2) we recorded a $2.6 million charge related to the 20% premium agreed to during the fourth quarter and the resulting revaluation of the Notes. Income (expense) from derivatives was generated from the revaluation of the embedded derivatives related to the Notes and the warrants issued in connection with the Notes. The loss on debt extinguishment in 2005 was recorded upon the agreement to exchange the Notes for common stock and the presumed cancellation and reissuance of the Notes at the fair value of the underlying shares to be exchanged. Net other income (expense) declined by $1.8 million in 2005 due to lower gains on equity investments and penalties paid to the holders of the Notes pending effectiveness of the underlying registration statement.

In October 2005, we inadvertently did not make timely payment of the $201,000 third quarter interest payment due under the Notes. Lack of timely payment became an event of default on October 8, 2005 after non-payment continued for a period of over five business days. We made the third quarter interest payment promptly after discovery of the nonpayment, on October 14, 2005. The event of default permitted each noteholder to require us to redeem 120% of all or any portion of the amounts outstanding under the applicable Note by delivering to us notice of such redemption, which redemption was required under the Notes to be paid within five business days after receipt of such redemption notice. If all of the noteholders had elected such redemption, we would have been obligated to pay within five business days after receipt of such election approximately $15.5 million in unpaid principal and interest. The accelerated repayment of all or any significant portion of such amount would have left us with insufficient working capital to conduct our business, and we did not have sufficient cash to meet such an accelerated repayment obligation. During the quarter ended December 31, 2005, we recorded a charge of $2.6 million in our Consolidated Statement of Operations, which represented the 20% increase in the redeemable debt premium.

Interest income (expense), net, decreased from $803,000 of income in 2003 to $629,000 of expense in 2004, as our cash balance decreased and we issued the Notes in November 2004, which increased our fiscal 2004 interest expense. Net other income declined by $1.2 million in 2004 from 2003 due to lower gains on equity investments and fewer write-offs of liabilities deemed no longer required.

Income Taxes

We recorded income tax (benefits) provisions of ($2.6 million), ($309,000), and $439,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The tax benefit from fiscal 2005 was primarily due to tax accruals determined to be no longer required. For the year ended December 31, 2004, the tax benefit relates primarily to the income tax accruals decreasing during the fiscal year. Partially offsetting the reduction in accruals were tax provisions related to foreign withholding taxes and state income taxes. For the year ended December 31, 2003, the tax provision mainly relates to foreign withholding taxes and state income taxes.

Liquidity and Capital Resources

Background and Overview

As of December 31, 2005, cash, cash equivalents, and restricted cash and investments totaled $4.8 million, which represents a decrease of $37.1 million as compared to a balance of $41.9 million on December 31, 2004. This decrease was primarily attributable to the payment of lease settlement obligations, payments of debt-related obligations and net cash used for operations during the year ended December 31, 2005.

The following table represents our liquidity at December 31, 2005 and 2004 (dollars in thousands):

	December 31,
	2005	2004
		(Restated)

Cash and cash equivalents	$4,849	$41,851
Restricted cash and investments, current portion	$—	$21,933
Restricted cash and investments, net of current portion	$1,997	$2,323
Working capital deficit	$(35,872)	$(20,273)
Working capital ratio	0.35	0.80

During the third and fourth quarters of 2004 and the first quarter of 2005, we reached agreements with certain landlords to extinguish approximately $155.0 million of future real estate obligations. We made cash buyout payments of $20.7 million in 2004 and $25.0 million in 2005. In addition, we issued to one of the landlords a five-year warrant to purchase approximately 700,000 shares of BroadVision common stock at an exercise price of $5.00 per share, exercisable beginning in August 2005. As a component of the settlement of one of the previous leases, we have a residual lease obligation beginning in January 2007 of approximately $9.1 million. We may make an additional cash payment of $4.5 million if we exercise an option to terminate this residual real estate obligation prior to the start of the lease term. This option to terminate the residual lease obligation, discounted to net present value, is accounted for in accordance with SFAS 146 and is part of the current restructuring accrual as of December 31, 2005.

In November 2004, we entered into a definitive agreement for the private placement of up to $20.0 million of senior secured convertible notes (the “Notes”) to five institutional investors. Under the terms of the definitive agreement, we issued an initial $16.0 million of Notes that were convertible, at the holders’ option, into common stock at a conversion price of $2.76 per share, subject to adjustment in certain defined circumstances. The Notes bore interest at a rate of six percent per annum, and we were originally obligated to repay the principal amount of the initial $16.0 million of notes in 15 equal monthly installments of $1.1 million beginning in June 2005. Payments of future principal and interest could have been made in either cash or, upon satisfaction of various conditions set forth in the Notes, shares of BroadVision common stock. However, because we did not satisfy the conditions required to make payments in stock, we were required to use cash to satisfy our payment obligations under the Notes. Certain principal payments that were due in the quarters ended September 30, 2005 and December 31, 2005, were deferred at the election of the investors for a period of 18 months under the terms of the Notes.

In October 2005, we inadvertently did not make timely payment of the third quarter interest payment due under the Notes of approximately $201,000 that was due on October 1, 2005. Lack of timely payment became an event of default on October 8, 2005 after non-payment continued for a period of over five business days. We made the third quarter interest payment promptly after discovery of the nonpayment, on October 14, 2005. The event of default permitted each noteholder to require us to redeem 120% of all or any portion of the amounts outstanding under the applicable Note by delivering to us notice of such redemption, which redemption was required under the Notes to be paid within five business days after receipt of such redemption notice. If all of the noteholders had elected such redemption, we would have been obligated to pay within five business days after receipt of such election approximately $15.5 million in unpaid principal and interest. The accelerated repayment of all or any significant portion of such amount would have left us with insufficient working capital to conduct our business, and we did not have sufficient cash to meet such an accelerated repayment obligation. On October 25, 2005, we entered into an agreement with the noteholders under which the noteholders agreed not to require redemption of the Notes, including the 20% premium payable thereunder, prior to November 16, 2005. During the quarter ended

December 31, 2005, we recorded a charge of $2.6 million in our Consolidated Statement of Operations, which represented the 20% increase in the redeemable debt premium.

In November 2005, the Notes were purchased by Vector III, an entity affiliated with Vector, and subsequently on November 18, 2005, the Notes were in turn purchased by Honu Holdings, LLC, a Delaware limited liability company controlled by Dr. Pehong Chen, our Chairman, Chief Executive Officer, President, Chief interim Financial Officer and largest stockholder. See further discussion below.

In November 2005, Honu acquired all Notes then outstanding. Including interest, the Notes represented $15.5 million in debt obligations as of December 15, 2005. In order to relieve us from the liquidity challenges presented by the Notes, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock, at an effective price per share of $0.45, a 25% discount to the December 20, 2005 closing price of BroadVision common stock, and $180,000 in cash that represented the portion of the accrued interest on the Notes that was not paid in stock. That exchange was completed in March 2006. The common share issuance, representing approximately 50% of the post-conversion shares outstanding, increased Dr. Chen’s ownership interest in BroadVision to 58.7% of the total shares outstanding.

In February 2006, we announced a subscription rights offering to existing stockholders to sell a total of 178 million shares, or 5.9 shares for each share of BroadVision common stock held as of the record date of December 20, 2005, at effective price per share of $0.45. The primary purpose of the rights offering is to allow the holders of BroadVision common stock an opportunity to further invest in BroadVision in order to maintain their proportionate interest in BroadVision common stock, at the same price per share as the conversion price afforded to Dr. Chen in the Notes conversion. Dr. Chen has waived any right to participate in the rights offering. The rights offering will be made only by means of a prospectus, a preliminary copy of which was filed with the Securities and Exchange Commission as part of a registration statement on February 3, 2006.

On June 29, 2005, our Board of Directors approved a business restructuring plan, primarily consisting of headcount reductions, designed to adjust expenses to a level more consistent with anticipated revenues. The reduction included approximately 63 employees, or 22% of our workforce. We recorded severance charges of approximately $443,000 and $627,000 in the three-month periods ended September 30 and June 30, 2005, respectively.

We have maintained various credit facilities with a commercial lender, each of which we are in default of at December 31, 2005:

•	During the three years ended December 31, 2005, we maintained a revolving line of credit in the form of a loan and security agreement with a commercial lender. In June 2005, we entered into a $20 million renewed and amended loan and security agreement with the lender that made more stringent the requirements we must meet in order to access the credit facility. We were not in compliance with these new requirements as of December 31, 2005, and the loan and security agreement expired in February 2006. The agreement required us to maintain certain levels of unrestricted cash and cash equivalents (excluding equity investments), and to maintain certain levels on deposit with the lender. At December 31, 2004, $20.0 million was outstanding under the line of credit. As of December 31, 2005, there was no outstanding balance on the line of credit. Borrowings bear interest at the bank’s prime rate (7.25% as of December 31, 2005 and 5.25% as of December 31, 2004) plus up to 1.25% and were collateralized by all of our assets. Interest was due monthly and principal was due at the expiration in February 2006.

•	We have entered into term debt in the form of notes payable with the same lender. The term debt requires monthly payments of approximately $38,000 plus interest through October 2006, and monthly payments of approximately $2,000 for the five months ending March 2007. A portion of the term debt was utilized for an equipment line of credit. Principal and interest are due in monthly payments through maturity based on the terms of the facilities. Principal payments of $389,000 are due in 2006. As of December 31, 2005, the entire balance of $389,000 was classified as currently due.

Commitments totaling $2.0 million in the form of standby letters of credit were issued on our behalf from financial institutions as of December 31, 2005, primarily in favor of our various landlords to secure obligations under our facility leases. Accordingly, $2.0 million was presented as long-term restricted cash in the accompanying Consolidated Balance Sheet at December 31, 2005.

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The conversion feature of the Notes and the warrants issued in connection with the Notes were both considered derivative financial investments as of December 31, 2005 and December 31, 2004. The value of these derivative instruments is based upon the fair value of our common stock. We place our investments in instruments that meet high credit quality standards and the amount of credit exposure to any one issue, issuer and type of instrument is limited. Our interest rate risk related to borrowings historically has been minimal as interest expense related to adjustable rate borrowings has been immaterial for years ended December 31, 2005 and 2004.

Cash Used For Operating Activities

Cash used for operating activities was $37.9 million, $41.9 million, and $23.1 million for fiscal years 2005, 2004 and 2003, respectively. Net cash used in operating activities in 2005 was primarily due to $25.0 million of lease and buyout payments associated with long-term lease obligations from agreements signed during fiscal 2004. Also impacting cash flows from operations in fiscal 2005 was a $2.0 million reversal of income tax accruals, a decrease in accounts payable and accrued expenses of $7.0 million, a decrease in the restructuring accrual of $26.9 million (mostly related to the settlement of long-term lease obligations), a decrease in unearned revenue and deferred maintenance of $3.9 million and a gain of $11.3 million on revaluation of embedded derivatives related to the Notes and the related warrants, partially offset by $9.4 million of amortization of discount and revaluation of the Notes, a loss on debt extinguishment of $7.0 million and a decrease in accounts receivable of $2.4 million.

Net cash used for operating activities of $41.9 million in 2004 was largely due to buyout payments to settle long-term lease obligations. As a result of the settlement of future lease obligations during the third and fourth quarters of fiscal 2004, we paid $20.7 million in cash to extinguish future lease obligations. Also impacting cash flows from operations in fiscal 2004 was a net loss of $6.3 million (before restructuring credits related to real estate transactions), a $1.5 million release of doubtful accounts and reserves and a $7.0 million decline in unearned revenue and deferred maintenance. There were also several non-cash items, including non-cash depreciation and amortization expense of $3.7 million, a non-cash restructuring reversal of $24.9 million, non-cash losses of $2.4 million from the revaluation of the conversion feature of the Notes and the related warrants, non-cash discount amortization related to the Notes of $401,000 and changes to balance sheet accounts, including a decrease in accounts receivable, prepaid expenses and other current assets of $5.0 million and a decrease in accounts payable and accrued expenses of $2.2 million.

Net cash used for operating activities for fiscal 2003 was primarily due to the net loss of $35.5 million adjusted for certain non-cash items such as depreciation expense, amortization of prepaid royalties and amortization of intangibles. Decreases in accounts payable and accrued expenses of $8.1 million and in unearned revenues and deferred maintenance of $11.7 million contributed to the use of cash, offset by decreases in other noncurrent assets of $1.9 million, in accounts receivable of $8.3 million and in prepaids and other of $1.6 million and an increase in the restructuring reserves of $7.5 million.

Cash Provided By (Used For) Investing Activities

Cash provided by investing activities in fiscal 2005 was $23.8 million, primarily as a result of transfers from restricted cash and proceeds from dividends received related to equity investments. Cash used for investing activities in fiscal 2004 was $3.8 million, primarily as a result of transfers to restricted cash. Cash provided by investing activities of $22.0 million for fiscal 2003 primarily consisted of net sales/maturities of investments.

Capital expenditures were $142,000 for fiscal 2005, $730,000 for fiscal 2004, and $131,000 for fiscal 2003. Our capital expenditures have consisted of purchases of operating resources to manage our operations and included computer hardware and software, office furniture and fixtures and leasehold improvements.

Cash Provided By Financing Activities

Cash used for financing activities in fiscal 2005 was $23.2 million, primarily due to the repayment of borrowings under our bank line of credit and Notes payments. Cash provided by financing activities was $8.9 million in fiscal 2004, and $2.5 million for fiscal 2003. In November 2004, we issued the Notes and a related warrant to five institutional investors, which provided $14.9 million in net proceeds after issuance costs. Offsetting this was a $7.0 million reduction in bank borrowings and bank term debt principal payments of $900,000 in fiscal 2004. In fiscal 2003, cash provided by financing activities consisted mostly of proceeds from borrowings under our line of credit facility.

Leases and Other Contractual Obligations

We lease our headquarters and other facilities under non-cancelable operating lease agreements expiring through the year 2012. Under the terms of the agreements, we are required to pay lease costs, property taxes, insurance and normal maintenance costs.

We expect to incur significant operating expenses for the foreseeable future in order to execute our business plan. A summary of total future minimum lease payments as of December 31, 2005, under non-cancelable operating lease agreements, net of amounts under non-cancelable sublease agreements, is as follows (in millions):

Operating
Leases

Years Ending December 31,
2006	$3.5
2007	3.9
2008	2.1
2009	2.1
2010 and thereafter	4.1

Total minimum lease payments	$15.7

As of December 31, 2005, we have accrued $6.8 million of estimated future facilities costs as a restructuring accrual. This accrual includes the above minimum lease payments that are related to excess and abandoned space under lease and certain lease related allowances, fees and expenses, partially offset by estimated future sublease income (See Note 8 in the Notes to Consolidated Financial Statements).

Factors That May Affect Future Liquidity

The following table summarizes our contractual obligations as of December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future years. Restricted cash represents the collateral for our letters of credit.

		Less Than	1-3	4-5	Over
	Total	1 Year	Years	Years	5 Years
	(In millions)

Letters of credit	$2.0	$—	$1.0	$—	$1.0
Non-cancelable operating leases	6.8	5.1	1.5	0.2	—

	$8.8	$5.1	$2.5	$0.2	$1.0

We anticipate that future operating expenses and cash payments under operating leases will constitute a material use of our existing cash resources. As a result, our net cash flows will depend heavily on the level of future revenues, our ability to further restructure operations successfully and our ability to manage infrastructure costs.

Quarterly Results of Operations

The following tables set forth certain unaudited condensed consolidated statement of operations data for the eight quarters ended March 31, 2006, as well as that data expressed as a percentage of our total revenues for the periods indicated.

This data has been derived from unaudited condensed consolidated financial statements that, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

The unaudited quarterly information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three Months Ended
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2006	2005	2005	2005	2005	2004	2004	2004
			(As restated)	(As restated)	(As restated)	(As restated)
	(In thousands)
	(Unaudited)

Statement of Operations Data:
Revenues:
Software licenses	$2,882	$3,780	$3,134	$3,391	$4,416	$7,292	$4,654	$7,097
Services	9,742	10,383	10,943	12,123	11,951	12,471	12,570	13,031

Total revenues	12,624	14,163	14,077	15,514	16,367	19,763	17,224	20,128
Cost of revenues:
Cost of software licenses	62	99	106	(186)	(57)	156	256	313
Cost of services	4,058	4,696	5,641	5,614	5,980	6,008	6,391	6,302

Total cost of revenues	4,120	4,795	5,747	5,428	5,923	6,164	6,647	6,615

Gross profit	8,504	9,368	8,330	10,086	10,444	13,599	10,577	13,513
Operating expenses:
Research and development	2,631	2,494	3,095	3,955	4,287	4,027	4,600	4,509
Sales and marketing	2,381	2,389	2,948	5,060	5,811	6,974	6,020	7,480
General and administrative	1,738	1,953	2,162	2,829	2,535	2,386	2,335	2,400
Goodwill and intangible write-offs	—	18,170	13,198	—	—	—	—	—
Restructuring (reversals) charges	490	(312)	245	309	(704)	660	(25,454)	679
Business combination charges	—	1,840	977	—	—	—	—	—

Total operating expenses (credits)	7,240	26,534	22,625	12,153	11,929	14,047	(12,499)	15,068

Operating income (loss)	1,264	(17,166)	(14,295)	(2,067)	(1,485)	(448)	23,076	(1,555)
Other income (expense), net	(227)	(10,714)	(1,757)	(959)	6,866	(2,457)	315	57
Benefit (provision) for income taxes	(156)	109	540	(70)	2,032	450	(11)	6

Net (loss) income	$881	$(27,771)	$(15,512)	$(3,096)	$7,413	$(2,455)	$23,380	$(1,492)

Basic net (loss) income per share	$0.02	$(0.81)	$(0.45)	$(0.09)	$0.22	$(0.07)	$0.70	$(0.04)

Dilute net (loss) income per share	$0.02	$(0.81)	$(0.45)	$(0.09)	$0.19	$(0.07)	$0.69	$(0.04)

	Three Months Ended
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2006	2005	2005	2005	2005	2004	2004	2004
			(As restated)	(As restated)	(As restated)	(As restated)
	(In thousands)
	(Unaudited)

Shares used in computing basic net (loss) income per share	42,958	34,430	34,320	34,181	33,971	33,768	33,599	33,476

Shares used in computing diluted net (loss) income per share	43,068	34,430	34,320	34,181	39,968	33,768	34,052	33,476

As a Percent of Revenue

	Three Months Ended
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2006	2005	2005	2005	2005	2004	2004	2004
			(As restated)	(As restated)	(As restated)	(As restated)
	(In thousands)
	(Unaudited)

Statement of Operations Data:
Revenues:
Software licenses	23%	27%	22%	22%	27%	37%	27%	35%
Services	77	73	78	78	73	63	73	65

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues:
Cost of software licenses	—	1	1	(1)	(1)	1	2	2
Cost of services	32	33	40	36	37	30	37	31

Total cost of revenues	32	34	41	35	36	31	39	33

Gross profit	67	66	59	65	64	69	61	67
Operating expenses:
Research and development	21	18	22	25	26	21	27	22
Sales and marketing	19	17	21	33	36	35	35	37
General and administrative	14	14	15	18	15	12	13	12
Litigation settlement costs	—	—	—	—	—	—	—	—
Goodwill and intangible write-offs	—	128	94	—	—	—	—	—
Restructuring (reversals) charges	4	(2)	2	2	(4)	3	(148)	4
Business combination charges	—	13	7	—	—	—	—	—

Total operating expenses (credits)	57	187	161	78	73	71	(73)	75

Operating income (loss)	10	(121)	(102)	(13)	(9)	(2)	134	(8)
Other, net	(3)	(75)	(8)	(7)	54	(10)	2	1

Net (loss) income	7%	(196)%	(110)%	(20)%	45%	(12)%	136%	(7)%

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. It is likely that our operating results in one or more future quarters may be below the expectations of securities analysts and investors. In that event, the trading price of our common stock almost certainly would decline.

Recent Account Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to, among other things, clarify or amend provisions regarding the fair value measurement of financial instruments with embedded derivatives and the recording of interests in securitized financial assets. SFAS 155 will be effective for all financial instruments acquired or issued after January 1, 2007. We are currently analyzing SFAS 155 and have not determined its potential impact on our Consolidated Financial Statements.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effect beginning the first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS 156 to have a material impact on our financial position or results of operations.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN No. 48”) “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 will be effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the effect, if any, that the adoption of FIN No. 48 will have on its financial statements.

Change in Accountants

On November 29, 2005, BDO Seidman, LLP delivered to us a letter dated November 28, 2005 stating that it had resigned as our independent registered public accounting firm. On January 20, 2006, we engaged Stonefield Josephson, Inc. as our independent registered public accounting firm.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We had no derivative financial instruments as of December 31, 2005 and 2004. We place our investments in instruments that meet high credit quality standards and the amount of credit exposure to any one issue, issuer and type of instrument is limited.

Cash and Cash Equivalents, Short-Term Investments, Long-Term Investments

We consider all debt and equity securities with remaining maturities of three months or less at the date of purchase to be cash equivalents. Short-term cash investments consist of debt and equity securities that have a remaining maturity of less than one year as of the date of the balance sheet. Cash and cash investments that serve as collateral for financial instruments such as letters of credit are classified as restricted. Restricted cash in which the underlying instrument has a term of greater than twelve months from the balance sheet date are classified as non-current.

Management determines the appropriate classification of cash investments at the time of purchase and evaluates such designation as of each balance sheet date. All cash investments to date have been classified as available-for-sale and carried at fair value with related unrealized gains or losses reported as other comprehensive income (loss), net of tax. Total realized gains during fiscal years 2005 and 2004 were $1.4 million and $573,000, respectively. Our cash and cash equivalents, short-term investments and long-term investments consisted of the following as of December 31, 2005 and 2004 (in thousands):

					Classified on Balance Sheet as:
						Restricted	Restricted
	Purchase/	Gross	Gross		Cash and	Cash and	Cash and
	Amortized	Unrealized	Unrealized	Aggregate	Cash	Investments,	Investments,
	Cost	Gains	Losses	Fair Value	Equivalents	Current	Non-Current

As of December 31, 2005:
Cash and certificates of deposits	$6,027	$—	$—	$6,027	$4,030	$—	$1,997
Money market	819	—	—	819	819	—	—

Total	$6,846	$—	$—	$6,846	$4,849	$—	$1,997

As of December 31, 2004:
Cash and certificates of deposits	$55,240	$—	$—	$55,240	$30,984	$21,933	$2,323
Money market	10,867	—	—	10,867	10,867	—	—

Total	$66,107	$—	$—	$66,107	$41,851	$21,933	$2,323

Concentrations of Credit Risk

Financial assets that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, and trade accounts receivable. We maintain our cash and cash equivalents and short-term investments with four separate financial institutions. We market and sell our products throughout the world and perform ongoing credit evaluations of our customers. We maintain reserves for potential credit losses. For the years ended December 31, 2005, 2004, and 2003, no customer accounted for more than 10% of total revenue.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, restricted cash and investments, long-term investments, equity investments, accounts receivable, accounts payable and debt. We believe the reported carrying amounts of our financial instruments approximates fair value, based upon the short maturity of cash equivalents, short-term investments, accounts receivable and payable, and based on the current rates available to it on similar debt issues.

Foreign Currency

We license products and maintain significant operations in foreign countries. Fluctuations in the value of foreign currencies, principally the Euro, relative to the United States dollar have impacted our operating results in the past and may do so in the future. We expect that international license, maintenance and consulting revenues will continue to account for a significant portion of our total revenues in the future. We pay the expenses of our international operations in local currencies and do not currently engage in hedging transactions with respect to such obligations.

Equity Investments

Our equity investments consist of equity investments in public and non-public companies that are accounted for under either the cost method of accounting or the equity method of accounting. Equity investments are accounted for under the cost method of accounting when we have a minority interest and do not have the ability to exercise significant influence. These investments are classified as available for sale and are carried at fair value when readily determinable market values exist or at cost when such market values do not exist. Adjustments to fair value are recorded as a component of other comprehensive income unless the investments are considered permanently impaired in which case the adjustment is recorded as a component of other income (expense), net in the consolidated statement of operations. Equity investments are accounted for under the equity method of accounting when we have a minority interest and have the ability to exercise significant influence. These investments are classified as available for sale and are carried at cost with periodic adjustments to carrying value for equity in net income (loss) of the equity investee. Such adjustments are recorded as a component of other income, net. Any decline in value of our investments, which is other than a temporary decline, is charged to earnings during the period in which the impairment occurs. The total fair value of our cost-method, long-term equity investments in public and non-public companies as of December 31, 2004 was $574,000. These investments were liquidated in 2005 and a net gain of $17,000 was recorded.

Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining “disclosure controls and procedures” (as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended) for our company. Based on their evaluation of our disclosure controls and procedures (as defined in the rules promulgated under the Securities Exchange Act of 1934), our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2005. This conclusion was based on the identification of one material weakness in internal control over financial reporting as of December 31, 2005, as described in the following subsection.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005, and this assessment identified one material weakness. Further, we restated our operating results for the year ended December 31, 2004, due to the subsequent determination that an embedded derivative existed in our convertible notes that should have been separately accounted for as a liability.

As of December 31, 2005, we did not have a sufficient number of experienced personnel in our accounting and finance organization to facilitate an efficient financial statement close process and permit the preparation of our financial statements in accordance with generally accepted accounting principles. For example, there were a significant number of adjustments to our financial statements during the course of the 2005 audit, at least one of which was individually material and required us to make the restatement described above. Our personnel also lacked certain required skills and competencies to oversee the accounting operations and perform certain important control functions, such as the review, periodic inspection and investigation of transactions of our foreign locations. We consider this to be a deficiency that is also a material weakness in the operation of entity-level controls. If we are not successful in remedying the deficiencies that caused this material weakness, there is more than a remote likelihood that our quarterly or annual financial statements could be materially misstated, which could require a restatement.

As our future staffing is dependent upon filling open positions and retaining existing employees, we are currently unable to determine when this material weakness will be fully remediated. In June 2006 William Meyer resigned as our Chief Financial Officer, a position Mr. Meyer had held since April 2003. Mr. Meyer’s departure compounds our staffing needs and will increase the time it will take to fully remediate this material weakness.

In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated

Framework. Because of the material weakness described in the preceding paragraphs, our management believes that, as of December 31, 2005, our internal control over financial reporting was not effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter of 2005 or our first fiscal quarter of 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

BUSINESS

Overview

BroadVision solutions help enable customers to rapidly increase revenues and reduce costs by moving business interactions and transactions to personalized self-service via the web. Our portal and commerce suites offer rich functionality out of the box and are easily configured for each customer’s e-business environment.

Over 1,000 customers — including U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Iberia L.A.E. and Vodafone — have licensed BroadVision solutions to power and personalize their mission-critical web initiatives.

Industry Background

E-Business has become an integral part of doing business and organizations are looking for ways to reduce costs, improve productivity and increase revenues by moving more business processes online. Achieving this goal is complicated by the proliferation of websites and rapid acquisition of e-business solutions that occurred during the Internet bubble years. This often resulted in systems that were poorly integrated into companies’ overall enterprise architecture, preventing companies from empowering end users to interact with back-end systems to accomplish their goals.

By providing a way for enterprises to quickly assemble and deploy web-based business processes that tap into their resources, organizations can dramatically reduce the cost and improve the quality of interactions between employees, customers and business partners.

A significant number of industry analysts have highlighted the ways in which organizations can reduce costs and improve customer satisfaction by implementing a self-service model, including online shopping and call center operations. This trend is especially evident over the past few years at airport check-in and photo-processing kiosks. In addition to accelerating the response time for the consumer, web-based self-service applications also enable organizations to collect valuable market research data about their customers.

BroadVision Solution

BroadVision is unique in offering a self-service solution that tightly integrates portal and commerce on a single, secure, high performance framework that also enables advanced personalization and seamless integration to enterprise systems.

The following are key capabilities of the BroadVision self-service suite:

•	Scalability — Advanced load balancing and multi-layered caching allow BroadVision applications to support large numbers of concurrent customers and transactions.

•	Personalization — BroadVision’s advanced personalization technology, including session and event-based observations and transaction information, provide a better understanding of site visitors and allow our customers to dynamically tailor content to them.

•	Ease of use — BroadVision applications and tools are designed with graphical user interfaces that allow non-technical business managers to modify business rules and content in real time.

•	Unification — BroadVision’s robust self-service framework pre-integrates the technologies necessary to deploy content-rich, process-aware, user-centric portals, including data integration, business logic, process logic and user experience.

•	All-in-one solution — BroadVision provides a significant portion of needed functionality out-of-the-box. This accelerates time to value and reduces Information Technology cost and complexity.

•	Legacy integration — A comprehensive set of application programming interfaces (APIs) allows for rapid, seamless integration with a variety of legacy business systems such as Oracle, PeopleSoft, SAP and custom mainframe systems.

•	Secure transaction processing — BroadVision applications provide secure handling of a wide range of commercial and financial services transactions including order pricing and discount/incentive handling, tax computation, shipping and handling charges, payment authorization, credit card processing, order tracking, news and stock feeds through a combination of built-in functionality and integration with third-party products.

•	Multi-platform availability — BroadVision applications are optimized for a variety of hardware and software platforms including IBM AIX, Sun Solaris, Microsoft Windows NT and Hewlett-Packard’s HP-UX. Supported databases include Oracle, Sybase, Informix, IBM and Microsoft SQL Server. Supported application servers include WebLogic, WebSphere and SunOne. BroadVision also supports Open Source platforms, such as Linux with Jboss and Hypersonic.

•	Multilingual/multicurrency — BroadVision applications are global ready and designed to support multiple languages (Arabic, Chinese, Hebrew, Japanese, Korean, Slovakian, Turkish and most Western European languages) and a wide range of currencies, including the euro.

Products

BroadVision Portaltm

Connects visitors to personalized views of information, resources and business processes stored in diverse internal and external legacy information systems. Easy to use and manage, it supports collaborative business processes through self-serviced microsites.

BroadVision Commercetm

Transacts the entire sales process from lead generation to sales execution to customer support and allows management of business-to-business and business-to-consumer channels through a single application. Delivers advanced personalization capabilities and easy-to-use catalog management tools.

BroadVision Processtm

Transforms costly, people-intensive processes and collaborations into web-based self-service processes. Allows business analysts and technical staff to design and deploy solutions in days, not months, significantly reducing IT cost and accelerating time to implementation.

BroadVision Self-Service Extensions

The following extensions build on the core functionality of BroadVision’s self-service applications:

BroadVision eMarketingtm

Complements BroadVision Commerce with closed-loop campaign management. Makes it easy to segment prospects and customers and deliver personalized, relevant and timely offers via web, e-mail or both. Integrated reporting automatically gathers and presents the information organizations need to discover the marketing approach that works best.

BroadVision Shopping Servicestm

Gives BroadVision Portal customers basic shopping cart and checkout capabilities to sell goods or services while still maintaining control and building value on one portal infrastructure. It is an extension of rather than a replacement for BroadVision Commerce.

BroadVision Content Servicestm

Provides a simple, direct way for non-technical users to manage content and helps organizations deliver accurate, targeted content in a scalable, cost-effective way. Content Services empowers business users with easy-to-use content creation tools, while providing secure access controls, role-based user interfaces and version controls.

BroadVision QuickSilver®tm

Provides powerful features for creating and publishing lengthy, complex documents supporting multiple output formats (including HTML, PDF and Postscript) and automatic publishing of personalized content to BroadVision Portal. Assemble publications from a variety of text, graphic and database sources, including Microsoft Word, AutoCad, Microsoft Excel and Oracle. Includes a complete XML authoring environment.

BroadVision Staging Servicestm

Simplifies the process of moving content from multiple systems to the production environment. Reduces the cost of managing BroadVision application assets and improves process standardization for enterprise staging initiatives.

Product Bundles

BroadVision also offers the following product bundles:

•	TAS (Total Agility Suite) is a risk-free introduction to BroadVision Process. It includes a 60-day BroadVision Process software license (Designer, Developer and Server Editions) and the necessary training and specialized services to develop a mutually agreed upon web-based self-service business process. Customers purchase the bundle, or the license expires, after the 60-day trial.

•	PAS (Portal Agility Suite) is a pre-integrated product bundle that includes BroadVision Portal, BroadVision Process and selected BroadVision Content Services; an all-in-one solution that makes it easier (through BroadVision Process) to keep pace with changing business requirements.

•	CAS (Commerce Agility Suite) is a pre-integrated product bundle that includes BroadVision Commerce, BroadVision eMarketing, BroadVision Process and selected BroadVision content services; an all-in-one commerce solution that makes it easier (through BroadVision Process) to keep pace with changing business requirements.

Technology

Open Standards-Based Architecture

BroadVision solutions are built on object-oriented application code written in J2EE programming environments, including Java and JavaScript, and where appropriate C++, which allows developers and system integrators to use, integrate, modify, adapt or extend the applications with minimal impact on other areas to create a rapidly customized product that meets specific business requirements. BroadVision Process leverages a proven open source stack at the platform layers to reduce total cost of ownership and optimize performance.

Support for the J2EE and CORBA standards for object-oriented computing enables high-volume performance, flexible application deployment and easy integration with third-party or legacy applications. Our applications fully support XML, which is the emerging standard for managing and exchanging data between e-business systems as well as for re-purposing and sending information to wireless devices.

In addition, we use other widely accepted standards in developing our products, including Web Services, Structured Query Language (SQL) for accessing relational database management systems; Common Gateway Interface (CGI) and Hypertext Transfer Protocol (HTTP) for web access; Netscape Application Programming Interface (NAPI) for access to Netscape’s web servers; Secure Socket Layer (SSL) for secure transmissions over networks; and the RC2 and MD5 encryption algorithms supplied by RSA Security.

Our applications can be operated in conjunction with relational database management systems provided by IBM Corporation, Informix, Microsoft, Oracle and Sybase. Supported application servers include WebLogic, WebSphere, SunOne and JBoss.

Support for Open Source

BroadVision Process and BroadVision Portal give organizations the option of running on a commercially available technology stack described above or on an open source stack. While our commitment to commercial platforms has not changed, we recognize that our customers are adopting Open Source as a platform because of its total cost of ownership and runtime benefits.

Alliances

We recognize that today’s organizations require an open, partner-based approach to e-business. Accordingly, we have assembled a team of best-of-breed partners with the skills, services and value-added products necessary to develop, market, sell and deliver the most competitive web-based self-service solutions available.

Consulting Partners

BroadVision’s systems integration and consulting services partners deliver strategic business solutions to companies. These partners offer global deployment experience, strong vertical market expertise, and process-based solutions. Our contractual agreements with these consulting partners motivate them to build a development expertise in BroadVision’s technology and sell our products and services to potential customers, thus enabling us to extend the reach of our products and/or services. Revenue generated from consulting partners in recent years has not been significant.

Technology/OEM Partners

BroadVision’s technology partners include Value-Added Resellers (VAR) and Independent Software Vendors (ISV) who build and deploy BroadVision-based vertical and horizontal software solutions. Our goal is to create value-added solutions that address a customer’s specific business and IT goals. In addition, technology partners include distributors who are authorized representatives that market, distribute, resell and support BroadVision’s products and services or application service providers who develop, host and support value-added application solutions based on our technology. The contracts that govern our relationships with these partners are generally terminable by either party upon 30 to 90 days notice. In most cases, technology/ OEM partners license our products to users under the terms of a reseller or distribution agreement. Revenue generated from technology/OEM partners in recent years has not been significant.

Services

BroadVision provides a full spectrum of global services to contribute to the success of our customers, including business consulting services, implementation services related to our software and related software, migration and performance services and ongoing training and support.

Consulting Services

BroadVision Global Services (BVGS) provides strategic services that help customers achieve maximum business value from their BroadVision applications and implementation services that ensure rapid deployment. BVGS leverages a global network of certified professionals to provide customers with high value at low cost. Our comprehensive migration services, including migration planning and optimization, provide a cost effective approach to migration and protect our customers’ investment in critical business applications.

Education Services

Coursework is available for Content Managers, Technical Developers and System Administrators through BroadVision Education Services. Customers and partners can arrange for on-site programs, which keep employees at the office, or take advantage of regularly scheduled public courses at BroadVision locations.

Support and Maintenance Services

BroadVision offers a tiered support and maintenance program to better serve the needs of our worldwide customer base. Standard Support provides technical assistance during regular business hours; Enterprise Support is designed for customers with mission-critical environments, providing customers with access to support experts 24 hours a day, 7 days a week; and Personalized Support assigns a specific individual to a customer along with other customer specified support services, including on-site support engineers. We have technical support centers in North America, Europe and Asia. Under our standard maintenance agreement, we provide telephone support and upgrade rights to new releases, including patch releases (as necessary) and product enhancements (when and if available).

Customers

BroadVision customers have achieved significant business value by moving interactions and transactions to web-based self service.

As of December 31, 2005, we had licensed our products to over 1,000 end-user customers and partners. During each of the years ended December 31, 2005, 2004 and 2003, no customer accounted for more than 10% of our total revenues.

BroadVision’s software is deployed in all major industry groups, including financial services, government, healthcare, manufacturing, retail and telecommunications. Customers include U.S. Air Force, Lockheed Martin, Netikos, Circuit City, Iberia L.A.E., Vodafone, Xerox, CIBC, ENI, U.S. Postal Service, Infineon, Merck Medco, HP Shopping and KPN N.V.

Sales and Marketing

We market our products primarily through a direct sales organization with operations in North America, Europe and Asia/Pacific. On December 31, 2005, our direct sales organization included 29 sales representatives, managers and sales support personnel.

We have sales offices located throughout the world to support the sales and marketing of our products. In support of the Americas sales and marketing organizations, offices located in the United States are in California and Massachusetts.

Sales and marketing offices for our Europe region are located in France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom.

Our sales and marketing offices in the Asia Pacific/Japan/India/Middle East region are located in India and Japan.

Initial sales activities typically involve discussion and review of the potential business value associated with the implementation of a BroadVision solution, a demonstration of our self-service web applications capabilities at the prospect’s site, followed by one or more detailed technical reviews. The sales process usually involves collaboration with the prospective customer in order to specify the scope of the solution. Our global services organization helps customers to design, develop and deploy their e-business solutions.

As of December 31, 2005, 8 employees were engaged in a variety of marketing activities, including product planning, marketing material development, managing press coverage and other public relations, identifying potential customers, attending trade shows, seminars and conferences, establishing and maintaining close relationships with recognized industry analysts and maintaining our website.

Our marketing efforts are targeted at:

•	developing and supporting marketing programs to enhance customer loyalty;

•	building market awareness through press and industry analyst relations;

•	generating and developing marketing and sales leads;

•	producing and maintaining marketing collateral and sales tools;

•	developing and supporting marketing programs associated with various alliance partners; and

•	developing materials associated with industry solutions.

Competition

If we fail to compete successfully with current or future competitors, we may lose market share. The market for self-service web applications is rapidly evolving and intensely competitive. Our customers’ requirements and the technology available to satisfy those requirements will continually change. We expect competition in this market to persist and increase in the future. Our primary competition currently includes:

•	in-house development efforts by prospective customers or partners;

•	other vendors of application software or application development platforms and tools directed at interactive commerce and portal applications, such as Art Technology Group, BEA, IBM Corporation, Microsoft, Oracle, SAP and Vignette; and

•	web content developers that develop custom software or integrate other application software into custom solutions.

The principal competitive factors affecting the market for our products are:

•	depth and breadth of functionality offered;

•	personalization and other features;

•	integration of portal applications and framework;

•	availability of knowledgeable developers;

•	time required for application deployment;

•	reliance on industry standards;

•	product reliability;

•	proven track record;

•	scalability;

•	maintainability;

•	product quality;

•	price; and

•	technical support.

Compared to us, many of these competitors and other current and future competitors have longer operating histories and significantly greater financial, technical, marketing and other resources. As a result, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of these companies can use their greater name recognition and more extensive customer base to gain market share. Competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers. Current and potential competitors may bundle their products to discourage users from purchasing our products. In addition, competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products.

Intellectual Property and Other Proprietary Rights

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We hold a U.S. patent, issued in January 1998 and expiring in August 2015, on elements of the BroadVision One-To-One Enterprise product, which covers e-commerce operations common in today’s web business. We also hold a U.S. patent, issued in November 1996 and expiring in February 2014, acquired as part of the Interleaf acquisition, on the elements of the extensible electronic document processing system for creating new classes of active documents. The patent on active documents (associating procedures to elements of an electronic document) is fundamental and hard to avoid by some modern document processing systems. Although we hold these patents, they may not provide an adequate level of intellectual property protection. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our intellectual property or licenses from third parties. Claims or litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business.

We also rely on copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have registered “BroadVision”, “BroadVision One-To-One”, “iGuide” and “Interleaf” as trademarks in the United States and in other countries. It is possible that our competitors or other companies will adopt product names similar to these trademarks, impeding our ability to build brand identity and possibly confusing customers.

As a matter of company policy, we enter into confidentiality and assignment agreements with our employees, consultants and vendors. We also control access to and distribution of our software, documents and other proprietary information. Notwithstanding these precautions, it may be possible for an unauthorized third party to copy or otherwise obtain and use our software or other proprietary information or to develop similar software independently. Policing unauthorized use of our products will be difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software and other transmitted data. The laws of other countries may afford us little or no effective protection of our intellectual property.

Employees

As of December 31, 2005, we employed a total of 181 full-time employees, of whom 114 are based in North America, 52 in Europe and 15 in Asia. Of these full-time employees, 37 are in sales and marketing, 51 are in product development, 71 are in global services and client support, and 22 are in finance, administration and operations.

We believe that our future success depends on attracting and retaining highly skilled personnel. We may be unable to attract and retain high-caliber employees. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage and consider our employee relations to be good.

Facilities

We lease approximately 104,000 square feet of office space, of which approximately 76% is in the United States. We occupy or sublease 90% of the 104,000 square feet of our leased office space.

At our headquarters, located in Redwood City, California, we occupy approximately 30,000 square feet of office facilities used for research and development, technical support, sales, marketing, consulting, training and administration. Additional leased domestic facilities include offices located in Bellevue, WA., McLean, VA., New York, NY., Redwood City, CA., and Waltham, MA., which are primarily used for sales, marketing and customer service activities. Leased facilities of significant size located outside of the United States and used primarily for sales, marketing, customer support and administrative functions include facilities located in Vienna, Austria; Paris, France; Ismaning, Germany; Reading, UK; Houten, Netherlands; Madrid, Spain; Milan, Italy; Japan; and India.

We believe our facilities are suitable for their respective uses and, in general, are adequate to support our current and anticipated volume of business. We believe that suitable additional space will be available to accommodate any necessary or currently anticipated expansion of our operations.

Legal Proceedings

We are subject to various claims and legal actions arising from time to time in the ordinary course of business. In the opinion of management, after consultation with legal counsel, we have adequate defenses for each of the claims and actions, and we do not expect their ultimate disposition to have a material effect on our business, financial condition or results of operations. Although management currently believes that the outcome of other outstanding legal proceedings, claims and litigation involving us will not have a material adverse effect on our business, results of operations or financial condition, litigation is inherently uncertain, and there can be no assurance that existing or future litigation will not have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers, Directors and Key Employees

The names of current executive officers and members of our board of directors and a brief biography for each of them are set forth below:

Name	Age	Principal Occupation/Position Held with the Company

Pehong Chen	48	Chairman of the Board of Directors, President, Chief Executive Officer and Chief Financial Officer
David L. Anderson	62	Managing Director, Sutter Hill Ventures
James D. Dixon	62	Formerly an executive with bankofamerica.com
Robert Lee	57	Formerly an executive with Pacific Bell
Roderick C. McGeary	55	Formerly Chief Executive Officer, Brience, Inc.
T. Michael Nevens	56	Former Managing Partner, McKinsey & Company

Pehong Chen has served as Chairman of the Board, Chief Executive Officer and President of the Company since its incorporation in May 1993. From 1992 to 1993, Dr. Chen served as the Vice President of Multimedia Technology at Sybase, Inc., a supplier of client-server software products. Dr. Chen founded and, from 1989 to 1992, served as President of, Gain Technology, Inc., a provider of multimedia applications development systems, which was acquired by Sybase, Inc. Dr. Chen currently serves on the board of directors of SINA.com and Tumbleweed Communications Corp. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

David L. Anderson has served as a director of the Company since November 1993. Since 1974, Mr. Anderson has been a Managing Director of the General Partner of Sutter Hill Ventures, a venture capital investment firm. Mr. Anderson also serves on the board of directors of Dionex Corporation and Molecular Devices Corporation, and on the board of directors of several privately held companies. He holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Graduate School of Business Administration.

James D. Dixon has served as a director of the Company since January 2003. Prior to his retirement from Bank of America in January 2002, Mr. Dixon served as an executive with bankofamerica.com. From September 1998 to February 2000, Mr. Dixon was Group Executive and Chief Information Officer of Bank of America Technology & operations. From 1990 to 1998, before the merger of NationsBank Corporation and BankAmerica Corporation, Mr. Dixon was President of NationsBank Services, Inc. From 1986 to 1990, he also served as Chief Financial Officer for Citizens and Southern Bank/Sovran, a predecessor company to NationsBank. Mr. Dixon holds a B.A. from Florida State University, a J.D. from University of Florida School of Law, and he is a graduate of the executive M.B.A. program at Stanford University. Mr. Dixon also serves on the board of directors of CheckFree Corporation, a provider of financial electronic commerce services and products, 724 Solutions Inc., a provider of mobile network technology and Rare Hospitality International, Inc., a restaurant operator and franchisor.

Robert Lee has served as a director of the Company since August 2004. Mr. Lee was a corporate Executive Vice President and President of Business Communications Services at Pacific Bell, where he established two new subsidiaries: Pacific Bell Internet Services and Pacific Bell Network Integration. During his 26 year career at Pacific Bell, Mr. Lee managed groups in operations, sales and marketing. Mr. Lee served as Executive Vice President of Marketing and Sales from 1987 to 1992. Mr. Lee serves on the board of directors of Interland, which provides web hosting for the small and medium business market, Netopia, which manufactures and sells DSL internet routers for consumers and small businesses, and Blue Shield of California, which provides health insurance to members in California. Mr. Lee holds a B.S. in Electrical Engineering from University of Southern California and an M.B.A. from University of California at Berkeley.

Roderick C. McGeary has served as a director of the Company since April 2004. Mr. McGeary served as Chief Executive Officer of Brience, Inc. from July 2000 to July 2002. From April 2000 to June 2000, he served as a Managing Director of KPMG Consulting LLC, a wholly owned subsidiary of BearingPoint, Inc. (formerly KPMG Consulting, Inc.). From August 1999 to April 2000, he served as Co-President and Co-Chief Executive Officer of BearingPoint, Inc. From January 1997 to August 1999, he was employed by KPMG LLP as its Co-Vice Chairman of Consulting. Prior to 1997, he served in several capacities with KPMG LLP, including audit partner for technology clients. Mr. McGeary also serves on the board of directors of BearingPoint, Inc. and Cisco Systems, Inc. Mr. McGeary is a Certified Public Accountant and holds a B.S. in Accounting from Lehigh University.

T. Michael Nevens has served as a director of the Company since April 2003. Prior to his retirement from McKinsey & Company, a management consulting firm, in December 2002, Mr. Nevens served as a director and was managing partner of McKinsey & Company’s Global High Tech Practice and founder and Chairman of its IT Vendor Relations Committee. Prior to joining McKinsey in 1980, Mr. Nevens spent five years in several staff positions with the U.S. House of Representatives and various political organizations. He also currently serves on the board of directors of Borland Software Corporation. Mr. Nevens holds a B.S. in Physics from the University of Notre Dame and an M.S. in Industrial Administration from the Krannert School of Purdue University.

Code of Business Ethics and Conduct

We have adopted a Code of Business Ethics and Conduct (the “Code of Conduct”) that applies to all of its directors, officers and employees. The text of the Code of Conduct is posted on our website at www.broadvision.com. If we make any substantive amendment to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Audit Committee Financial Expert

Our Audit Committee is presently composed of three non-employee directors: Messrs. Dixon (Chairman), Nevens and McGeary. Our Board has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A) of the Nasdaq listing standards). Our Board has determined that Mr. Dixon qualifies as an “audit committee financial expert,” as defined in applicable Securities and Exchange Commission (“SEC”) rules. Our Board made a qualitative assessment of Mr. Dixon’s level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for Citizens and Southern Bank/Sovran, a predecessor company to NationsBank.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation of Directors

Directors currently do not receive any cash compensation from us for their services as members of the Board of Directors, although they are reimbursed for certain expenses incurred in connection with attendance of Board and Committee meetings in accordance with Company policy. Each of our directors is eligible to receive stock option grants under the Company’s 1996 Equity Incentive Plan (the “Incentive Plan”).

Compensation of Executive Officers

Summary of Compensation

The following table shows for the fiscal years December 31, 2003, 2004 and 2005, compensation awarded or paid to, or earned by, our Chief Executive Officer, our other most highly compensated executive officer at December 31, 2005 and one individual who was an executive officer until his departure during fiscal 2005 (the “Named Executive Officers”):

Summary Compensation Table

					Long Term
					Compensation
	Annual Compensation(1)				Awards
					Securities
			Annual	Other Annual	Underlying Options	All Other Annual
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)(2)	(#)	Compensation ($)

Pehong Chen	2005	$350,000	—	—	—	—
Chairman of the Board,	2004	350,000	—	—	—	—
President, Chief	2003	350,000	—	—	—	—
Executive Officer and interim Chief Financial Officer
William E. Meyer(3)	2005	$224,000	$—	—	—	—
Executive Vice President	2004	224,000	10,000	—	—	—
and Chief Financial	2003	168,000	10,000	—	240,000	—
Officer
Alex Kormushoff(4)	2005	$203,360	$—	—	—	$69,000
Senior Vice President,	2004	205,000	—	—	200,000	56,250
Worldwide Field	2003	200,000	18,750	—	—	—
Operations

(1)	Includes amounts earned but deferred at the election of the Named Executive Officers under 401(k) plan.

(2)	As permitted by rules promulgated by the SEC no amounts are shown with respect to certain “perquisites” where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000.

(3)	Mr. Meyer joined the Company as Executive Vice President and Chief Financial Officer on April 1, 2003, a position he held until his departure from the Company in June 2006.

(4)	Mr. Kormushoff joined the Company on September 23, 2002 and became Senior Vice President, Global Services on July 1, 2003. Mr. Kormushoff was Senior Vice President, Worldwide Field Operations from October 2004 until his departure in December, 2005. Other compensation paid to Mr. Kormushoff includes payment of commissions on sales.

Stock Option Grants and Exercises

We grant options to our executive officers under the Incentive Plan. As of December 31, 2005, options to purchase a total of 3,756,932 shares were outstanding under the Incentive Plan and options to purchase 3,378,775 shares remained available for grant thereunder.

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers.

Fiscal Year End Option Values of Unexercised Options

			Number of Securities
			Underlying Unexercised		Value of Unexercised In-The-
	Shares		Options at December 31, 2005		Money Options at
	Acquired on	Value Realized	(#)(2)		December 31, 2005($)(3)
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Pehong Chen	—	—	1,704,444	—	—	—
William E. Meyer	—	—	240,000	—	—	—
Alex Kormushoff	—	—	243,333	—	—	—

(1)	Value received is based on the per share deemed values of our common stock on the date of exercise, determined after the date of grant solely for financial accounting purposes, less the exercise price, without taking into account any taxes that may be payable in connection the transaction.

(2)	Reflects vested and unvested shares at December 31, 2005. Options granted are immediately exercisable, but are subject to our right to repurchase unvested shares on termination of employment.

(3)	Fair market value of our common stock at December 31, 2005, which was $0.49 per share, less the exercise price of the options.

Equity Compensation Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2005.

Equity Compensation Plan Information

			Number of securities
			remaining available
	Number of securities	Weighted-average	for issuance under
	to be issued upon	exercise price of	equity compensation
	exercise of outstanding	outstanding options,	plans (excluding
	options, warrants and	warrants and rights	securities reflected in
Plan Category	rights (a)	(b)	column (a)) (c)

Equity compensation plans approved by security holders(1)	4,469,745	$20.63	3,498,794
Equity compensation plans not approved by security holders(2)	587,838	$16.70	2,741,744
Total	5,057,583	$20.17	6,240,538

(1)	Includes the following: Incentive Plan, Employee Stock Purchase Plan, 1993 Interleaf Stock Option Plan and 1994 Interleaf Employee Stock Option Plan.

(2)	Includes the following: the 2000 Non-Officer Equity Incentive Plan (the “2000 Non-Officer Plan”) and non-plan grants.

The 2000 Non-Officer Plan, which was in effect as of December 31, 2002, was adopted by the Board in 2000 and provided for grants of (a) Nonstatutory Stock Options, (b) stock bonuses and (c) rights to purchase restricted stock, to employees (who are not officers or directors of the Company) and consultants of the Company. Stockholder approval of the 2000 Non-Officer Plan and amendments thereto have not been required to date.

An aggregate of 666,667 (as adjusted for subsequent stock splits) shares of common stock were initially reserved for issuance under the plan. Certain other provisions of the 2000 Non-Officer Plan are as follows:

•	Eligibility. Nonstatutory stock options, stock bonuses and rights to purchase restricted stock may be granted under the 2000 Non-Officer Plan only to employees (who are not officers or directors of the Company) and consultants of the Company and its affiliates.

•	Terms of Options. The exercise price for nonstatutory stock options available for grant under the 2000 Non-Officer Plan shall be determined by the Board and shall not be less than 85% of the fair market value of the stock subject to the option on the date of grant. Payment of the exercise price may be in the form of either (a) cash at the time the option is exercised or (b) at the discretion of the Board or the Non-Officer Option Committee, at the time of the grant of the option, (a) by delivery to the Company of other common stock of the Company, (b) according to a deferred payment or other arrangement or (c) in any other form of legal consideration that may be acceptable to the Board. The term of a nonstatutory stock option granted under the 2000 Non-Officer Plan may not exceed ten years. Options under the 2000 Non-Officer Plan typically vest at the rate of 25% on the first anniversary of the vesting commencement date and 25% annually thereafter until fully vested or the optionholder’s service to the Company has terminated. The Board has the power to accelerate the time during which an option may vest or be exercised and may also authorize the modification of any outstanding option with the consent of the optionholder.

•	Adjustment Provisions. The number of shares available for future grant and for outstanding but unexercised options and the exercise price of outstanding options are subject to adjustment for any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar transaction.

•	Corporate Transactions. The 2000 Non-Officer Plan provides that, in the event of a sale of substantially all of the assets of the Company, specified types of merger or consolidation with or into any other entity or person in which the Company is not the continuing or surviving entity or in which the Company is the surviving entity but the shares of common stock outstanding immediately prior to the transaction are converted by virtue of the transaction into other property, then any surviving corporation shall either assume options outstanding under the 2000 Non-Officer Plan or substitute similar options for those outstanding under the 2000 Non-Officer Plan (including an award to acquire the same consideration paid to stockholders in the change in control). If any surviving corporation does not either assume options outstanding under the 2000 Non-Officer Plan, or substitute similar options, then, with respect to stock awards held by persons then performing services as employees, directors or consultants, the time during which such stock awards may be exercised shall be accelerated and the stock awards terminated if not exercised prior to such event. With respect to any other stock awards outstanding under the 2000 Non-Officer Plan, such stock awards shall terminate if not exercised prior to such event. The acceleration of options in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Severance Plans and Separation Agreement

Executive Severance Benefit Plan.  The Company’s Executive Severance Benefit Plan (the “Severance Plan”) was established effective on May 22, 2003. The purpose of the Severance Plan is to provide for the payment of severance benefits to certain eligible employees of the Company whose employment with the Company is involuntarily terminated. For purposes of the Severance Plan, an eligible employee is defined as an employee of the Company (i) who (a) reports directly to the CEO of the Company (“Group 1”) or (b) is a Senior Vice President or the Vice President and Corporate Financial Controller of the Company and does not report directly to the CEO (“Group 2”), (ii) whose employment is terminated by the Company pursuant to an involuntary termination without cause or a reduction in force and (ii) who is notified by the Company in writing that he or she is eligible for participation in the Plan. The determination of whether an employee is an eligible employee is made by the Company, in its sole discretion; severance payments and benefits are made according to which Group an employee is in.

Pursuant to the Severance Plan, each eligible employee receives a cash severance benefit in accordance with the Company’s then current payroll practices and continued premium payments of their employee benefits plans as follows:

Group 1

Completed Months of	Months of
Continuous Employment	Base Salary/Continued Benefits

0-3 months	3 months
4-12 months	6 months
13 or more months	6 months plus 1/4 month per each completed month of continuous employment after 12 months up to a maximum of 9 months

Group 2

Completed Months of	Months of
Continuous Employment	Base Salary/Continued Benefits

0-3 months	2 months
4-12 months	4 months
13 or more months	4 months plus 1/6 month per each completed month of continuous employment after 12 months up to a maximum of 6 months

Dr. Chen is in Group 1.

Change of Control Severance Benefit Plan.  The Company’s Change of Control Severance Benefit Plan (the “Change of Control Plan”) was established effective on May 22, 2003, and the Board formally designated plan participants in July 2005. The purpose of the Change of Control Plan is to provide for the payment of severance benefits to designated participants whose employment with the Company is involuntarily terminated within one month before or 24 months following a change of control of the Company. The plan participants were designated as being in one of four “Levels,” with all participants in a certain Level being eligible for severance benefits as follows:

Level	Benefits

Level 1 Eligible Employees	Cash payment: lump-sum payment equal to 100% of the greater of (i) sum of annual salary and target bonus on the date of termination or (ii) sum of annual salary and target bonus in effect immediately prior to the change of control
Benefits: continuation of benefits for 12 months
Outplacement services: for 12 months
Acceleration of unvested stock options: 25%, 37.5% or 50% of unvested stock options accelerate, based on completed years of continuous employment of fewer than 3, three to five or 5 or more, respectively

Level II Eligible Employees	Cash payment: lump-sum payment equal to 100% of the greater of (i) sum of annual salary and target bonus on the date of termination or (ii) sum of annual salary and target bonus in effect immediately prior to the change of control
Benefits: continuation of benefits for 12 months
Outplacement services: for 12 months
Acceleration of unvested stock options: 12.5%, 25%, 37.5% or 50% of unvested stock options accelerate, based on completed months of continuous employment of 12 or fewer, 13 to 35, 36-59 and 60 or more, respectively

Level	Benefits

Level III Eligible Employees	Cash payment: lump-sum payment equal to 50% of the greater of (i) sum of annual salary and target bonus on the date of termination or (ii) sum of annual salary and target bonus in effect immediately prior to the change of control
Benefits: continuation of benefits for 6 months
Outplacement services: for 6 months
Acceleration of unvested stock options: 12.5%, 25%, 37.5% or 50% of unvested stock options accelerate, based on completed months of continuous employment of 12 or fewer, 13 to 35, 36-59 and 60 or more, respectively

Level IV Eligible Employees	Cash payment: lump-sum payment equal to 25% of the greater of (i) sum of annual salary and target bonus on the date of termination or (ii) sum of annual salary and target bonus in effect immediately prior to the change of control
Benefits: continuation of benefits for 6 months
Outplacement services: for 3 months
Acceleration of unvested stock options: 12.5%, 25%, 37.5% or 50% of unvested stock options accelerate, based on completed months of continuous employment of 12 or fewer, 13 to 35, 36-59 and 60 or more, respectively

Dr. Chen was designated by the Board as a Level I Eligible Employee. Benefits payable to individuals under the Change of Control Plan are offset by any other benefits paid to such individual under other similar plans or arrangements, including the Severance Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds or exceeded $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest other than as described under “Management” and as described below. All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our nominating and corporate governance committee, compensation committee or other committee comprised of independent, disinterested directors.

On November 18, 2005, our Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, Dr. Pehong Chen, acquired, through Honu, all of the Notes. Including accrued interest, the Notes represented approximately $15.5 million in debt obligations as of December 20, 2005. In order to relieve BroadVision from the liquidity challenges presented by the Notes, Dr. Chen agreed to cancel all amounts owed under the Notes in exchange for 34,500,000 shares of BroadVision common stock at an effective price per share of $0.45, representing a 25% discount to the December 20, 2005 closing price of BroadVision common stock of $0.60 per share. We refer to this as the “Note Conversion.” In On March 8, 2006 we cancelled the Notes and issued 34,500,000 new shares of common stock to Honu. Because of the highly dilutive nature of the Note Conversion, our primary purpose for the rights offering is to allow the holders of BroadVision common stock at the time of the Note Conversion an opportunity to further invest in BroadVision in order to maintain their proportionate interest in BroadVision common stock, at the same price per share as the conversion price afforded to Dr. Chen in the Note Conversion. 177,890,071 shares of BroadVision common stock equals the aggregate number of shares that would have to be acquired in the aggregate by our Stockholders and eligible warrantholders in order for our stockholders and eligible warrantholders to maintain their proportionate interest in BroadVision after the Note Conversion. On March 8, 2006, Dr. Chen has waived any right to participate in the rights offering. References herein to Dr. Chen include references to Honu. Depending on the number of shares of BroadVision common stock issued as a result of the rights offering, Dr. Chen will hold between approximately 22% and 61% of our outstanding common stock following the consummation of the offering. References herein to Dr. Chen include references to Honu.

Director and Officer Indemnification

Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law.

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in such agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party be reason of his or her position as a director, officer or other agent of the Company, and otherwise to the full extent permitted under Delaware law and our Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of March 15, 2006, Dr. Pehong Chen, directly and through entities controlled by him, held a majority of the voting power of the Company’s outstanding stock. As a result, Dr. Chen controls the election of all members of the Board of Directors and all other matters submitted to a vote of the Company’s stockholders.

Beneficial Ownership of BroadVision Common Stock

The following table sets forth certain information regarding the ownership of the Company’s common stock as of March 15, 2006 by: (a) each director; (b) each of the executive officers named in the Summary Compensation Table; (c) all current executive officers and directors of the Company as a group; and (d) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares (#)	Total (%)

Pehong Chen(2)	42,079,429	59.4%
William E. Meyer(3)	265,061	*
Alex Kormushoff	0	*
David L. Anderson(4)	101,437	*
James D. Dixon(5)	96,000	*
Robert Lee(6)	85,039	*
Roderick C. McGeary(7)	84,000	*
T. Michael Nevens(8)	108,000	*
Honu Holdings, LLC(2)	34,500,000	49.9%
585 Broadway Redwood City, CA 94063
All Current Directors and Executive Officers as a group (7 persons)(9)	42,818,966	60.4%

*	Less than one percent

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 69,180,991 shares outstanding on March 15, 2006, adjusted as required by rules promulgated by the SEC. The Company’s directors and executive officers can be reached at BroadVision, Inc., 585 Broadway, Redwood City, California 94063.

(2)	Includes 5,874,985 shares held in trust by Dr. Chen and his wife for their benefit and 1,704,444 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006. Also includes 34,500,000 shares held by Honu Holdings, LLC, of which Dr. Chen is the sole member. Excludes 300,000 shares of common stock held in trust by independent trustees for the benefit of Dr. Chen’s children.

(3)	Includes 250,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006.

(4)	Includes 46,604 shares of common stock issuable upon the exercise of a stock option exercisable within 60 days of March 15, 2006 and 30,833 shares held by The Anderson Living Trust, of which Mr. Anderson is Trustee.

(5)	Includes 60,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006.

(6)	Includes 60,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006. Also includes 1,039 shares held in trust by Mr. Lee and his wife for their benefit.

(7)	Includes 60,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006.

(8)	Includes 60,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2006.

(9)	Includes the information contained in the notes above, as applicable, for directors and executive officers of the Company as of March 15, 2006.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We have 2,000,000,000 shares of common stock authorized. As of [          ], 2006, [69,522,130] shares of BroadVision common stock were outstanding and held of record by 1,988 stockholders. In addition, as of [          ], 2006, [4,336,882] shares of BroadVision common stock were subject to outstanding options.

Each share of BroadVision common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of BroadVision common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. BroadVision common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of BroadVision common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

We have 10,000,000 shares of preferred stock authorized. As of [          ], 2006, none of the shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series.

Anti-Takeover Provisions

Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of a majority of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws;

•	our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	in general, stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors is authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors or without cause by the holders of at least two-thirds shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

Computershare Trust Company has been appointed as the transfer agent and registrar for BroadVision common stock.

Pink Sheets®

On March 8, 2006, BroadVision common stock was delisted from the NASDAQ National Market and began trading only on the Pink Sheets®. On           , 2006, the closing price of BroadVision common stock was $0.[  ] per share.

LEGAL MATTERS

Cooley Godward llp, San Francisco, California will pass upon the validity of the common stock offered by this prospectus for us.

EXPERTS

The financial statements and financial statement schedule of BroadVision, Inc. as of December 31, 2005 and for the year ended December 31, 2005 incorporated by reference in this Registration Statement by reference to the Annual Report on Form 10K for the year ended December 31, 2005 have been so included in reliance on the audit report of Stonefield Josephson, Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Stonefield Josephson, Inc. is a member of the AICPA.

The consolidated financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods as set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

Certain information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “10-Q”) and our Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”) is incorporated by reference in this prospectus:

1. Our consolidated financial statements contained in the 10-K; and

2. Our condensed consolidated financial statements contained in the 10-Q.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference, in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). You should direct any requests for documents to Corporate Secretary, BroadVision, Inc., 585 Broadway, Redwood City, California 94063, Telephone (650) 261-5100. Alternatively, documents incorporated by reference in this prospectus may be accessed through our web site at “http://www.broadvision.com.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

SEC Registration	$8,566
Accounting fees and expenses	75,000
Printing and engraving expenses	$50,000
Legal fees and expenses	$125,000
Transfer agent and registrar fees	$12,000
Miscellaneous fees and expenses	$100,000

Total	$370,566

Item 14.	Indemnification of Directors and Officers

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2001, the Company has issued and sold the following unregistered securities:

1. On July 7, 2004, in connection with a lease restructuring, the Company issued a warrant to Pacific Shores Investors, LLC to purchase 700,000 shares of common stock at an exercise price of $5.00 per share. The warrant was issued in reliance on Section 4(2) of the Securities Act.

2. On November 9, 2004, the Company issued and sold an aggregate $16 million of securities, including convertible notes, warrants to purchase common stock and additional investment rights to purchase additional convertible notes. The sales were made in reliance on Section 4(2) of the Securities Act.

3. On December 20, 2005, the Company entered into an agreement with Dr. Pehong Chen, the Company’s Chairman, Chief Executive Officer, President, interim Chief Financial Officer and largest stockholder, to convert the approximately $15.5 million of convertible notes held by Dr. Chen into approximately 34,500,000 shares of BroadVision common stock. On March 8, 2006, the Company cancelled the convertible notes and issued 34,500,000 new shares of common stock to Dr. Chen. The issuance of common stock was made in reliance on Section 4(2) of the Securities Act.

The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

Appropriate legends were affixed to the stock certificates and securities issued in the above transactions. No underwriters were employed in any of the above transactions.

Item 16.	Exhibits

(a) Exhibits

The exhibits are as set forth in the Exhibit Index.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that

(A)  the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports field with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)  the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(C)  provided further, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is for an offering of asset-backed securities on From S-1 or Form S-3, and the information required to be included in a post-effective amendment is proved pursuant to Item 1100(c) of Regulation AB.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule

415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on the 15th day of August 2006.

BROADVISION, INC.

By:	/s/ Pehong Chen
Pehong Chen
Chairman, Chief Executive Officer, President and
interim Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Pehong Chen Pehong Chen		Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	August 15, 2006

/s/ Pehong Chen Pehong Chen		Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2006

* James D. Dixon		Director	August 15, 2006

* Robert Lee		Director	August 15, 2006

François Stieger		Director	, 2006

*By:	/s/ Pehong Chen Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Description

3	.1(1)	Amended and Restated Certificate of Incorporation.

3	.2(6)	Certificate of Amendment of Certificate of Incorporation.

3	.3(21)	Amended and Restated Bylaws.
4	.1(1)	References are hereby made to Exhibits 3.1 to 3.2.
4	.2*	Beneficial Owner Election Form

4.3		Subscription Rights Certificate

4	.4*	Notice of Guaranteed Delivery

4	.5(19)	Registration Rights Agreement dated November 10, 2004 among the Company and certain investors listed on Exhibit A thereto.
4	.6(24)	Registration Rights Agreement dated March 8, 2006, between the Company and Honu Holdings LLC.

5	.1(23)	Opinion of Cooley Godward LLP

10	.1(8)(a)	Equity Incentive Plan as amended through May 1, 2002 (the “Equity Incentive Plan”).

10	.2(1)(a)	Form of Incentive Stock Option under the Equity Incentive Plan.

10	.3(1)(a)	Form of Nonstatutory Stock Option under the Equity Incentive Plan.

10	.4(1)(a)	Form of Nonstatutory Stock Option (Performance-Based).

10	.5(8)(a)	1996 Employee Stock Purchase Plan as amended May 1, 2002 (the “Employee Stock Purchase Plan”).

10	.6(1)(a)	Employee Stock Purchase Plan Offering (Initial Offering).

10	.7(1)(a)	Employee Stock Purchase Plan Offering (Subsequent Offering).

10	.8(1)(b)	Terms and Conditions dated January 1, 1995 between IONA Technologies LTD and the Company.
10	.9(2)	Lease dated February 5, 1997 between the Company and Martin/Campus Associates, L.P.

10	.10(3)(a)	2000 Non-Officer Equity Incentive Plan.

10	.11(4)(b)	Independent Software Vendor Agreement dated June 30, 1998 between the Company and IONA Technologies, PLC, as amended.
10	.12(5)	Amended and Restated Loan and Security Agreement dated March 31, 2002 between the Company and Silicon Valley Bank.

10	.13(7)	Form of Indemnity Agreement between the Company and each of its directors and executive officers.

10	.14(9)	Offer letter dated March 4, 2003 by and between the Company and William Meyer.

10	.15(10)	First Amendment to the Amended and Restated Loan and Security Agreement dated February 28, 2003 between the Company and Silicon Valley Bank.

10	.16(10)	Second Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.

10	.17(10)	BroadVision, Inc. Change in Control Severance Benefit Plan, established effective May 22, 2003.

10	.18(10)	BroadVision, Inc. Executive Severance Benefit Plan, established effective May 22, 2003.

10	.19(10)	Third Amendment to the Amended and Restated Loan and Security Agreement dated June 30, 2003 between the Company and Silicon Valley Bank.

10	.20(11)	Offer Letter dated September 23, 2002 between the Company and Alex Kormushoff.

10	.21(11)	Fourth Amendment to the Amended and Restated Loan and Security Agreement dated January 21, 2004 between the Company and Silicon Valley Bank.

10	.22(11)	Fifth Modification to Amended and Restated Loan and Security Agreement dated February 27, 2004 between the Company and Silicon Valley Bank.

10	.23(13)	Assignment and Assumption of Master Lease, Partial Termination of Master Lease and Assignment and Assumption of Subleases, dated July 7, 2004, between Pacific Shores Investors, LLC and the Company.

10	.24(13)	Warrant to Purchase up to 700,000 share of common stock, dated July 7, 2004, issued to Pacific Shores Investors, LLC.

10	.25(13)	Triple Net Space Lease, dated as of July 7, 2004, between Pacific Shores Investors, LLC and the Company.

Exhibit		Description

10	.26(14)	Sixth Amendment to the Amended and Restated Loan and Security Agreement dated September 29, 2004 between the Company and Silicon Valley Bank.

10	.27(15)	Securities Purchase Agreement dated as of November 10, 2004.

10	.28(16)	Seventh Amendment to the Amended and Restated Loan and Security Agreement dated November 9, 2004 between the Company and Silicon Valley Bank.

10	.29(17)	Agreement to Restructure Lease and To Assign Subleases dated as of October 1, 2004 between VEF III Funding, LLC and the Company.
10	.30(18)	Amendment No. 5 to IONA Independent Software Vendor Agreement dated December 20, 2004, between IONA Technologies, Inc. and the Company.

10	.31(19)	Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.

10	.32(19)	Letter dated January 26, 2005 amending Agreement to Assign Lease and Sublease dated as of January 26, 2005 between the Company and 100 Spear Street Owners Corporation.

10	.33(20)	Settlement Agreement dated for reference purposes February 4, 2005, by and between Metropolitan Life Insurance Company and the Company.

10	.34(21)	Debt Conversion Agreement dated as of December 20, 2005, between the Company and Honu Holdings, LLC
21	.1(22)	Subsidiaries of the Company.
23.1		Consent of Cooley Godward LLP (included in Exhibit 5.1)

23.2		Consent of Stonefield Josephson, Inc.

23.3		Consent of BDO Seidman, LLP.

24	.1(23)	Power of Attorney, pursuant to which amendments to this Registration Statement may be filed.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on April 19, 1996 as amended by Amendment No. 1 filed on May 9, 1996, Amendment No. 2 filed on May 29, 1996 and Amendment No. 3 filed on June 17, 1996.

(2)	Incorporated by reference to the Company’s Form 10-K for the fiscal year ended December 31, 1996 filed on March 31, 1997 (SEC File No. 000-28252).

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on October 15, 2003.

(4)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.

(5)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended March 31, 2002 filed on May 16, 2002.

(6)	Incorporated by reference to the Company’s Proxy Statement filed on May 14, 2002.

(7)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002.

(8)	Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on August 1, 2002.

(9)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended March 31, 2003 filed on May 14, 2003.

(10)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003.

(11)	Incorporated by reference to the Company’s Form 10-K for the fiscal year ended December 31, 2003 filed on March 15, 2004.

(12)	Incorporated by reference to the Company’s Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004.

(13)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 9, 2004.

(14)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on October 25, 2004.

(15)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 10, 2004.

(16)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 17, 2004.

(17)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 19, 2004.

(18)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 23, 2004.

(19)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 1, 2005.

(20)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 16, 2005.

(21)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on December 22, 2005.

(22)	Filed previously with the Company’s Form 10-K for the fiscal year ended December 31, 2004, filed on March 15, 2005.

(23)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on February 3, 2006.

(24)	Incorporated by reference to the Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on June 9, 2006.

(a)	Represents a management contract or compensatory plan or arrangement.

(b)	Confidential treatment requested.

*	To be filed by amendment.